CYBIN INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

September 13, 2023

TABLE OF CONTENTS

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS    1
QUESTIONS & ANSWERS REGARDING THE ARRANGEMENT AND THE MEETING    3
Questions Regarding the Arrangement    3
Questions Regarding the Meeting    5
MANAGEMENT INFORMATION CIRCULAR    8
General Matters    8
Glossary of Terms    8
Information Contained in this Circular    18
Forward-Looking Statements    18
Market and Industry Data    21
Note to U.S. Shareholders    21
THE MEETING    22
Solicitation of Proxies    22
Voting at the Meeting    22
Appointment and Revocation of Proxies    22
Exercise of Discretion by Proxies    23
Legal Proxy – U.S. Cybin Beneficial Shareholders    23
How Do I Attend and Participate at the Meeting?    23
Advice to Beneficial Shareholders    24
Note to Non-Objecting Beneficial Owners    24
VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF    25
SUMMARY    26
The Meeting    26
Parties to the Arrangement    26
Background to the Arrangement    27
Recommendation of the Board    27
Reasons for the Arrangement    27
The Arrangement    27
Required Approvals    28
Stock Exchange Listings    29
Securities Laws Matters    29
The Arrangement Agreement    30
Support and Voting Agreements    30
Risk Factors    30
THE ARRANGEMENT    32
Background to the Arrangement & Recommendations    32
The Arrangement    37
Plan of Arrangement    38
Directors    39
Timing    40
Interest of Directors and Executive Officers in the Arrangement    40
Required Approvals    40
Stock Exchange Listings    41
Securities Laws Matters    42
The Arrangement Agreement    43
Risk Factors    57
Information Concerning Cybin    61
Information Concerning Small Pharma    61
Information Concerning Post-Arrangement Cybin    61
Material Changes    62
OTHER MATTERS TO BE ACTED UPON    62
Financial Statements    62
Appointment and Remuneration of Auditors    62
Election of Directors    62
Corporate Cease Trade Orders    66
EXECUTIVE COMPENSATION    67
Compensation Discussion and Analysis    67
Management Contracts    67
Elements of Compensation    68
Compensation of Directors    72
Compensation Risk    72
Financial Instruments    72
Compensation Governance    72
Compensation Governance    73
Performance Graph    73
Summary Compensation Table    74
Incentive Plan Awards    76
Director Compensation    77
Securities Authorized for Issuance Under Equity Compensation Plans    78
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS    79
STATEMENT OF CORPORATE GOVERNANCE PRACTICES    79
AUDIT COMMITTEE DISCLOSURE    79
Audit Committee’s Charter    79
Composition of Audit Committee    79
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS    80
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON    81
INTERESTS OF EXPERTS    81
Experts of Cybin    81
Experts of Small Pharma    81
ADDITIONAL INFORMATION    81
APPROVAL OF BOARD OF DIRECTORS    81
Schedule A Form of Acquisition Resolution    A-1
Schedule B Plan of Arrangement    B-1
Schedule C Information Concerning Cybin    C-1
Schedule D Information Concerning Small Pharma    D-1
Schedule E Information Concerning Post-Arrangement Cybin    E-1
Schedule F Unaudited Pro Forma Financial Statements of Post-Arrangement Cybin     F-1
Schedule G Statement of Corporate Governance Practices    G-1
Schedule H Audit Committee Charter    H-1
Schedule I Directors’ Mandate    I-1

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September 13, 2023
Fellow Shareholders:
On behalf of the board of directors (the “Cybin Board”) and management of Cybin Inc. (the “Corporation” or “Cybin”), I write in connection with the annual and special meeting (the “Meeting”) of the holders (“Cybin Shareholders”) of common shares (“Cybin Shares”) of Cybin. The Meeting will be held in a virtual-only format via live audio webcast on Thursday, October 12, 2023 at 1:00 p.m. (Toronto time). To attend the Meeting, you must register at https://register.proxypush.com/cybn. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Meeting and to vote and submit questions during the Meeting.
The accompanying management information circular (the “Circular”) and notice of annual and special meeting of Cybin Shareholders (the “Notice of Meeting”) contain important information regarding how to vote at the Meeting, the Arrangement (as defined below), the Acquisition Resolution (as defined below), the directors nominated for election, our corporate governance practices and how we compensate our executives and directors. Cybin Shareholders are urged to read this information carefully and, if they require assistance, to consult their tax, financial, legal and other professional advisors.
The Arrangement
On August 28, 2023, Cybin entered into an arrangement agreement (the “Arrangement Agreement”) with Small Pharma Inc. (“Small Pharma”) whereby, subject to the terms and conditions of the Arrangement Agreement, pursuant to a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia), Cybin will acquire all of the issued and outstanding common shares of Small Pharma (the “Small Pharma Shares”) on the basis of 0.2409 Cybin Shares per Small Pharma Share outstanding.
Immediately following completion of the Arrangement, Small Pharma will become a wholly-owned subsidiary of Cybin and, following the issuance of Cybin Shares pursuant to the Arrangement at the effective time (the “Effective Time”), it is anticipated that current holders of Cybin Shares and former holders of Small Pharma Shares will own approximately 75.3% and 25.7% of the combined entity.
Reasons for the Arrangement
•Highly Complementary and Diversified Asset Portfolio. The combination creates an international, clinical-stage leader, with an expanded portfolio of clinical-stage psychedelic assets (CYB003 – Cybin’s proprietary deuterated psilocybin analog, CYB004 – Cybin’s proprietary deuterated DMT molecule, SPL028 – Small Pharma’s deuterated DMT, and SPL026 – Small Pharma’s first generation DMT) and pre-clinical assets that are highly complementary. Post-Arrangement Cybin’s combined DMT programs will constitute a significantly expanded dataset of systematic research on these short-duration psychedelic molecules, strengthening Post-Arrangement Cybin’s ability to make informed, data-driven strategic decisions for its development programs, increasing the likelihood of success.
•Enhanced and Diversified Development Potential. Post-Arrangement Cybin will be able to pursue an expanded development portfolio, with multiple milestones anticipated to be initiated and/or completed over the next 12 to 18 months. This includes, but is not limited to: (i) determining safety and efficacy interactions of DMT in patients with major depressive disorder on selective serotonin reuptake inhibitors (SSRIs); (ii) first in-human readouts of deuterated DMT compounds using intravenous (CYB004 and SPL028) and intramuscular (SPL028) routes of administration; (iii) efficacy, safety and tolerability readout of CYB003 in major depressive disorder patients; and, (iv) subject to the availability of financing and applicable regulatory approvals: (a) initiation of a pivotal efficacy study of CYB003; and (b) initiation of an efficacy study on a deuterated DMT compound. The addition of Small Pharma’s experience and expertise in the United Kingdom and Europe will increase Cybin’s ability to advance research and development activities in those markets.

•Strengthened Intellectual Property Portfolio. Post-Arrangement Cybin will hold the most impressive intellectual property portfolio in the psychedelic drug development sector. Based on patents and patent applications held by Cybin and Small Pharma as of the date of this Circular, Post-Arrangement Cybin will hold 160 pending patent applications, including five allowed applications, as well as 30 granted patents protecting its clinical and preclinical
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molecules. This extensive intellectual property portfolio creates an unmatched opportunity for Post-Arrangement Cybin to develop next-generation novel compounds for a number of mental health disorders that may be amenable to treatment with psychedelic therapies.

•Operational and Financial Synergies. Post-Arrangement Cybin is expected to benefit from significant operational and financial synergies through the combination of the Parties’ research and development portfolios, and corporate general and administrative cost savings.

•Improved Financial Position. Post-Arrangement Cybin will have, on a pro forma basis as at June 30, 2023, estimated cash of approximately $17.66 million, as well as access to two accessible financing arrangements, including (i) an at-the-market equity program that allows Cybin to issue and sell up to US$35 million of Cybin Shares, from time to time, which was renewed by Cybin in August 2023; and (ii) a common share purchase agreement with Lincoln Park Capital Fund, LLC (“LPC”) dated May 30, 2023 whereby Cybin has the right to sell, and LPC is obligated to purchase, up to US$30 million of Cybin Shares over a 36-month period (of which US$29.5 million remains unsold as at the date of this Circular).

•Strong Research and Development and Leadership Teams. Stakeholders will benefit from the combination of two experienced biotechnology teams with a proven track record of success across the biotechnology and pharmaceutical sectors. George Tziras, Small Pharma’s Chief Executive Officer, will also be joining the Cybin Board.

•Consideration of Alternatives. Taking into account the degree to which Small Pharma’s assets and operations complement those of Cybin, organic growth opportunities currently available to Cybin, and other potential acquisition opportunities, management of Cybin and the Cybin Board have assessed the alternatives reasonably available. The completion of the Arrangement is consistent with Cybin’s strategic objectives, which include the development of its existing clinical- and pre-clinical-stage assets, and the pursuit through acquisition of additional clinical and pre-clinical-stage assets that contribute to corporate growth. Cybin believes that Post-Arrangement Cybin will be better positioned to pursue a value maximizing strategy as a result of the anticipated benefits of the Arrangement.

•Strong Director, Officer and Shareholder Support. The Arrangement has strong director, officer, and shareholder support. All of the directors and senior officers of Cybin, and certain shareholders of Cybin, who collectively hold approximately 17% of the issued and outstanding Cybin Shares as at the record date of August 30, 2023 (the “Record Date”) have entered into support and voting agreements with Small Pharma concurrently with the execution of the Arrangement Agreement pursuant to which they have agreed, among other things, to vote their Cybin Shares in favour of the Acquisition Resolution at the Meeting and otherwise support the Arrangement.

•In addition, each of the directors and executive officers of Small Pharma who owns Small Pharma Shares, and Small Pharma’s largest shareholder, who collectively hold or exercise control or direction over approximately 28.8% of the issued and outstanding Small Pharma Shares as at the date of the Arrangement Agreement, have entered into support and voting agreements with Cybin concurrently with the execution of the Arrangement Agreement pursuant to which they have agreed, among other things, to support the Arrangement and vote their Small Pharma Shares in favour of the resolution to approve the Arrangement at the annual and special meeting of Small Pharma shareholders to be held on October 12, 2023 (as it may be adjourned or postponed). See “Support and Voting Agreements” in the Circular.

Shareholder Vote
Acquisition Resolution
At the Meeting, Cybin Shareholders will be asked to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Acquisition Resolution”) approving the Arrangement, the full text of which is attached as Schedule A to the Circular.
To be effective, the Acquisition Resolution must be approved at the Meeting by a simple majority of the votes cast on the Acquisition Resolution by the Cybin Shareholders present (virtually) or represented by proxy at the Meeting.
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Recommendation
The Cybin Board, after careful consideration, including a thorough review of the Arrangement Agreement and receiving the advice of its legal counsel, in addition to considering other matters, each as described in the Circular, has unanimously determined that the Arrangement is in the best interests of Cybin and unanimously recommends that Cybin Shareholders VOTE FOR the Acquisition Resolution. The determination of the Cybin Board is based on various factors described more fully under the heading “Background to the Arrangement & Recommendations – Reasons for the Arrangement” and elsewhere in the Circular.
Vote your Cybin Shares today FOR the Acquisition Resolution
Your vote is important regardless of how many Cybin Shares you own. Cybin Shareholders are strongly encouraged to submit their votes in advance of the Meeting over the internet, by telephone, or by submitting a completed form of proxy or voting instruction form, as applicable. To be effective, the enclosed form of proxy must be received by Cybin’s transfer agent, Odyssey Trust Company (according to the instructions on the proxy), not later than 1:00 p.m. (Toronto time) on Tuesday, October 10, 2023, or not later than 48 hours (excluding Saturdays, Sundays or holidays) before the time of the Meeting (as it may be adjourned or postponed from time to time). The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.
If you hold your Cybin Shares through a broker, custodian, nominee or other intermediary, you should follow the instructions provided by such intermediary to ensure your vote is counted at the Meeting.
Conditions
Subject to obtaining the requisite approvals of the Cybin Shareholders, the Small Pharma shareholders and the Supreme Court of British Columbia, it is anticipated that the Arrangement will be completed as soon as practicable following: (i) receipt of the final order of the Supreme Court of British Columbia, which is expected to be obtained on or about October 17, 2023; and (ii) the satisfaction or waiver of all other conditions precedent to the Arrangement.
On behalf of Cybin, we would like to thank all Cybin Shareholders for their continuing support.
Sincerely,

“Eric So”
Eric So Chair and President
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CYBIN INC.
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the holders (“Cybin Shareholders”) of common shares (“Cybin Shares”) in the capital of Cybin Inc. (the “Corporation” or “Cybin”) will be held in a virtual-only format via live audio webcast on Thursday, October 12, 2023 at 1:00 p.m. (Toronto time), to conduct the following business:
1.    to consider, and if deemed advisable, to approve, with or without variation, an ordinary resolution (the “Acquisition Resolution”) authorizing and approving the acquisition of Small Pharma Inc. (“Small Pharma”) by way of a proposed plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) involving Cybin and Small Pharma, pursuant to the terms and subject to the conditions of the arrangement agreement dated August 28, 2023 between Cybin and Small Pharma (for further information, please see the sections entitled “Background to the Arrangement & Recommendations”, “The Arrangement” and “The Arrangement Agreement” in the Circular (as defined herein));
2.    to receive the audited consolidated financial statements of Cybin as at and for the years ended March 31, 2023 and 2022, together with the report of the auditors thereon;
3.    to appoint Zeifmans LLP as Cybin’s auditors and to authorize the directors to fix their remuneration (for further information, please see the section entitled “Other Matters to be Acted Upon – Appointment and Remuneration of Auditors” in the Circular);
4.    to determine the number of directors to be elected to be six (for further information, please see the section entitled “Other Matters to be Acted Upon – Election of Directors” in the Circular); and
5.    to elect directors to Cybin’s board of directors (for further information, please see the section entitled “Other Matters to be Acted Upon – Election of Directors” in the Circular) (items 3 to 5 being, collectively, the “Cybin Annual Resolutions”).
Accompanying this Notice of Annual and Special Meeting of Shareholders is the management information circular of Cybin dated September 13, 2023 (the “Circular”), which provides specific details of the business to be considered at the Meeting, a form of proxy for Cybin Shareholders and a financial statement request card. The full text of the Acquisition Resolution is set out in Schedule A to the Circular. If the Arrangement is not completed, the Cybin Shares referred to in the Acquisition Resolution will not be issued, even if the Acquisition Resolution is approved at the Meeting.
The board of directors of Cybin unanimously recommends that Cybin Shareholders VOTE FOR the Acquisition Resolution and the Cybin Annual Resolutions. It is a condition to the completion of the Arrangement that the Acquisition Resolution be approved at the Meeting.
The Meeting will be held in a virtual meeting format only via live webcast online. You must register at https://register.proxypush.com/cybn. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Meeting. Cybin Shareholders and duly appointed proxyholders will be able to attend the Meeting (virtually), submit questions and vote by online ballot, provided they are connected to the internet and follow the instructions in the Circular. On the day of the meeting, Cybin Shareholders may begin to log in to the virtual-only Meeting 15 minutes prior to the Meeting. The Meeting will begin promptly at 1:00 p.m. (Toronto time).
A Cybin Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must deposit their duly executed form of proxy with Cybin’s transfer agent and registrar, Odyssey Trust Company, (a) by mail at Attn: Proxy Department, 67 Yonge Street, Suite 702, Toronto, Ontario M5E 1J8, or (b) by voting online at http://vote.odysseytrust.com, and entering their 12 digit control number by no later than 1:00 p.m. (Toronto time) on Tuesday, October 10, 2023 or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.

Cybin Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy to participate at the Meeting as their proxy and vote their Cybin Shares, must deposit their proxy appointing such third party proxyholder AND complete the additional step of registering the proxyholder by emailing Odyssey Trust Company at appointee@odysseytrust.com by no later than 1:00 p.m. (Toronto time) on Tuesday, October 10, 2023, or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used, and provide Odyssey Trust Company with the required proxyholder contact information, the number of Cybin Shares appointed and the name in which the Cybin Shares are registered, so that Odyssey Trust Company may provide the proxyholder with credentials via email. Failure to register the proxyholder with Odyssey Trust Company will result in the proxyholder not receiving login credentials to participate at the Meeting and not being able to attend, participate or vote at the Meeting.
The record date for the purposes of determining the Cybin Shareholders entitled to receive notice of and to vote at the Meeting and any adjournment(s) or postponement(s) is the close of business on August 30, 2023 (the “Record Date”). The Cybin Shareholders of record as of the close of business on the Record Date will be entitled to receive this Notice of the Annual and Special Meeting of Shareholders and the accompanying Circular and to (virtually) attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof.
DATED at Toronto, Ontario on September 13, 2023.

BY ORDER OF THE BOARD
“Eric So”
Eric So Chair and President

QUESTIONS & ANSWERS REGARDING THE ARRANGEMENT AND THE MEETING
All capitalized terms used herein but not otherwise defined have the meanings set forth under “Management Information Circular – Glossary of Terms” in this Circular.
This Circular is provided to you in connection with the solicitation by or on behalf of management of Cybin of proxies to be used at the Meeting to be held in a virtual-only format via live audio webcast on Thursday, October 12, 2023 at 1:00 p.m. (Toronto time) for the purposes indicated in the Notice of Meeting. You will not be able to attend the Meeting in person. Registration is required online at https://register.proxypush.com/cybn.
Your vote is very important. Cybin Shareholders are strongly encouraged to submit their votes in advance of the Meeting.
The questions and answers below give general information regarding the Arrangement and guidance for voting your Cybin Shares and related matters. Unless otherwise noted, all answers relate to both Cybin Registered Shareholders and Cybin Beneficial Shareholders.
Questions Regarding the Arrangement
Q:    Why is the Meeting being held?
In addition to annual shareholder matters, the Meeting is being held because Cybin and Small Pharma have entered into the Arrangement Agreement, pursuant to which Cybin has agreed to acquire all of the issued and outstanding Small Pharma Shares by way of the Arrangement in exchange for the issuance of 0.2409 Cybin Shares for each issued and outstanding Small Pharma Share. Cybin expects to issue approximately 81,010,487 Cybin Shares to Former Small Pharma Shareholders, representing approximately 34.5% of the 234,683,234 Cybin Shares issued and outstanding (on a non-diluted basis) as at the date of the Arrangement Agreement.
Pursuant to the policies of the Cboe Canada, because the total number of Cybin Shares issuable pursuant to the Arrangement is more than 25% of the total number of Cybin Shares issued and outstanding, the Arrangement must be approved by Cybin Shareholders.
The Arrangement cannot proceed unless a number of conditions are satisfied, including the approval of the Acquisition Resolution by Cybin Shareholders. See “The Arrangement” and “The Arrangement Agreement”.
Q:    What are Cybin Shareholders being asked to vote on?
At the Meeting, Cybin Shareholders will be asked to approve the Arrangement. The full text of the Acquisition Resolution is attached as Schedule A to the Circular. Also see “The Arrangement – Required Approvals – Shareholder Approvals”.
The Meeting is also an annual shareholder meeting. Cybin Shareholders will receive Cybin’s audited consolidated financial statements as at and for the years ended March 31, 2023 and 2022, and the report of the auditors on such financial statements, and will be asked to vote to: (i) appoint Cybin’s auditors for the ensuing year and to authorize the directors to fix their remuneration; (ii) determine the number of directors to be elected to be six; and (iii) elect directors for the ensuing year. Details regarding annual shareholder matters to be considered at the Meeting are provided under the heading “Other Matters to be Acted Upon”.
Q:    What approvals are being sought at the Meeting?
In order to be effective, the Acquisition Resolution must be approved by a simple majority of the votes cast thereon by the Cybin Shareholders present (virtually) or represented by proxy at the Meeting. See “The Arrangement – Required Approvals – Shareholder Approvals”.
In addition, Cybin Shareholders will be asked to approve each of the annual matters to be considered at the Meeting, including the appointment of the auditors of Cybin, setting the number of directors to be elected at six and electing the directors of Cybin for the ensuing year. In connection with the election of directors, Cybin has adopted a majority voting policy as described under “Other Matters to be Acted Upon – Election of Directors – Majority Voting Policy” in the Circular.
Q:    What other approvals are required for the Arrangement?
In addition to approval of the Acquisition Resolution by Cybin Shareholders, the Arrangement requires a number of additional approvals to become effective, including:
(a)    the Arrangement Resolution must be approved by Small Pharma Shareholders at the Small Pharma Meeting by at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Small Pharma Shareholders present in person (virtually) or represented by proxy at the Small Pharma Meeting;
(b)    the Court must grant the Final Order approving the Arrangement; and
(c)    the Cboe Canada and the NYSE American must have conditionally approved the listing of the Consideration Shares, subject to satisfaction of standard listing conditions.
See “The Arrangement – Required Approvals”.
Q:    Does the Cybin Board support the Arrangement?
Yes. The Cybin Board, based upon careful consideration, has unanimously determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Cybin, and approved the Arrangement Agreement and the transactions contemplated thereby.
The Cybin Board unanimously recommends that Cybin Shareholders VOTE FOR the Acquisition Resolution.
In making its recommendation, the Cybin Board considered a number of factors as described in this Circular under the heading “Background to the Arrangement & Recommendations – Reasons for the Arrangement.”
Q:    Why is Cybin proposing to acquire Small Pharma?
The combination of Cybin and Small Pharma creates an international, clinical-stage leader, holding a significantly expanded portfolio of clinical-and pre-clinical stage psychedelic assets that are highly complementary. Post-Arrangement Cybin’s combined DMT programs will constitute a significantly expanded dataset of systematic research on these short-duration psychedelic molecules, which will better enable Post-Arrangement Cybin’s to make informed, data-driven strategic decisions for its development programs, increasing the likelihood of success.
Q:    What will happen to Small Pharma Options under the Arrangement?
Pursuant to the Plan of Arrangement, each In-the-Money Small Pharma Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be, exercised and surrendered to Small Pharma for cancellation and the holders thereof shall receive, in respect of each such surrendered In-the-Money Small Pharma Option, the Option Consideration. Each Out-of-the-Money Small Pharma Option outstanding at the Effective Time, shall be, and shall be deemed to be, surrendered to Small Pharma for cancellation and the holders thereof shall receive, in respect of each such surrendered Out-of-the-Money Small Pharma Option, a cash payment from the Small Pharma equal to $0.001 per Out-of-the-Money Small Pharma Option.
It is expected that 11,828,850 Small Pharma Options will be exercised prior to the Effective Time. Following such exercises, no Small Pharma Options are expected to be In-the-Money Small Pharma Options, assuming that the Small Pharma Share Value will be approximately $0.10 per Small Pharma Share.
Q:    How many Cybin Shares are expected to be issued at the Effective Time?
Pursuant to the Plan of Arrangement, Small Pharma Shareholders will receive, for each Small Pharma Share held, 0.2409 Cybin Shares. As at the date of this Circular, there are 324,453,787 Small Pharma Shares outstanding. It is expected that approximately 81,010,487 Cybin Shares will be issued as Consideration for the Small Pharma Shares, subject to certain assumptions, including that (i) no Small Pharma Shareholders will exercise Dissent Rights; (ii) 11,828,850 Small Pharma Options will be exercised prior to the Effective Time; and (iii) no other Small Pharma Options will be Small Pharma In-the-Money Options at the Effective Time. In such circumstances, current Cybin Shareholders and former Small Pharma Shareholders will own approximately 74.3% and 25.7% of the outstanding Cybin Shares, respectively, as at the date of the Arrangement Agreement.
See “The Arrangement – Effects of the Arrangement”.
See “Background to the Arrangement & Recommendations – Reasons for the Arrangement”.
Q:    Have any Cybin Shareholders or Small Pharma Shareholders agreed to vote in favour of the Arrangement?
Yes. Each of the directors, senior officers of Cybin, and certain significant shareholders of Cybin who collectively hold approximately 17% of the issued and outstanding Cybin Shares as of the Record Date, have entered into support and voting agreements with Small Pharma, whereby such Cybin Shareholders have agreed to, among other things, support the Arrangement and vote their Cybin Shares in favour of the Acquisition Resolution, subject to certain exceptions.
In addition, Cybin has entered into support and voting agreements with the Small Pharma Supporting Shareholders, which include each of the directors and executive officers of Small Pharma who own Small Pharma Shares, as well as Small Pharma’s largest shareholder, pursuant to which such Small Pharma Supporting Shareholders have agreed to, among other things, vote all their Small Pharma Shares in favour of the Arrangement Resolution. The Small Pharma Supporting Shareholders collectively own, or exercise control or direction over, approximately 28.8% of the issued and outstanding Small Pharma Shares as at the date of the Arrangement Agreement.
See “Support and Voting Agreements” for more information.
Q:    When will the Arrangement become effective?
It is currently expected that the Effective Date will occur on or about October 17, 2023, and in no event will completion of the Arrangement occur later than November 30, 2023, unless extended by mutual agreement of the Parties in accordance with the terms of the Arrangement Agreement. See “The Arrangement – Timing”.
Q:    What will happen if the Acquisition Resolution is not approved by Cybin Shareholders or the Arrangement is not completed for any reason?
If the Acquisition Resolution is not approved by Cybin Shareholders, the Arrangement Agreement may be terminated. In the event the Arrangement Agreement is terminated (i) by Small Pharma or Cybin in the event that the Acquisition Resolution is not approved by Cybin Shareholders or (ii) by Small Pharma as a result of Cybin’s breach of representations and warranties, then, in certain circumstances, Small Pharma will be entitled to receive from Cybin an expense reimbursement of $400,000. In addition, Cybin may be required to pay a termination fee of $2,000,000 to Small Pharma in certain circumstances. See “The Arrangement Agreement – Expenses and Termination Fees”.
Questions Regarding the Meeting
Q:    Who is entitled to attend and vote at the Meeting?
Cybin Shareholders of record as of the close of business on August 30, 2023, the Record Date for the Meeting, are entitled to receive notice of and to attend and vote at, the Meeting or any adjournment(s) or postponement(s) thereof.
Q:    When will the Meeting be held and how can I attend?
The Meeting will be held on Thursday, October 12, 2023 commencing at 1:00 p.m. (Toronto time), subject to any adjournment(s) or postponement(s) thereof. The Meeting will be hosted online by way of a live audio webcast and Cybin Shareholders will not be able to attend the Meeting in person. To attend the Meeting, Cybin Shareholders and duly appointed proxyholders must register at https://register.proxypush.com/cybn. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Meeting and to vote and submit questions during the Meeting. On the day of the meeting, Cybin Shareholders may begin to log in to the virtual-only meeting 15 minutes prior to the Meeting. The Meeting will begin promptly at 1:00 p.m. (Toronto time).
If you log in to the Meeting, you will not be revoking any previously submitted proxies. However, if you vote on a ballot you will be revoking any and all previously submitted Proxies. If you DO NOT wish to revoke your previously submitted Proxies, do not vote at the Meeting. You may also choose to enter the Meeting as a guest. See “The Meeting” in the Circular.
Voting during the Meeting will only be available for registered Cybin Shareholders and duly appointed proxyholders (including Cybin Beneficial Shareholders who have appointed themselves as proxyholder). Cybin Beneficial Shareholders who have not appointed themselves as their proxyholder may attend the Meeting by registering as a guest at https://register.proxypush.com/cybn. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Meeting.
Cybin Shareholders who wish to appoint a third party proxyholder to represent them at the virtual Meeting must submit their proxy or VIF (as applicable) and register their proxyholder with Odyssey Trust Company, Cybin’s transfer agent. Registering the proxyholder is an additional step once a Cybin Shareholder has submitted their proxy or VIF. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving credentials to participate at the Meeting. To register a proxyholder, Cybin Shareholders MUST email Odyssey Trust Company at appointee@odysseytrust.com by no later than 1:00 p.m. (Toronto time) on Tuesday, October 10, 2023, or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used, and provide Odyssey Trust Company with the required proxyholder contact information, the number of Cybin Shares appointed and the name in which the Cybin Shares are registered, so that Odyssey Trust Company may provide the proxyholder with credentials via email. Failure to register the proxyholder with Odyssey Trust Company will result in the proxyholder not receiving login credentials to participate at the Meeting and not being able to attend, participate or vote at the Meeting.
Q:    What if I encounter technical difficulties while attending the Meeting?
If you participate in the virtual Meeting, it is important that you are connected to the internet at all times during the Meeting in order to vote when the applicable balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to login to the virtual Meeting and complete the above procedure.
All Meeting participants must use the latest versions of Chrome, Safari, Microsoft Edge, or Firefox. As internal network security protocols, such as firewalls or VPN connections may block access to the virtual meeting platform, please ensure that you use a network that is not restricted by the security settings of your organization or that you have disabled your VPN settings. Should you encounter any difficulties accessing the virtual-only Meeting platform, including any difficulties voting or submitting questions, you may call the technical support number that will be posted in your instructional email.
Q:    Can I ask questions at the Meeting?
Cybin Registered Shareholders and duly appointed proxyholders may ask questions during the Meeting. While logged in for the Meeting you will be able to submit questions online by clicking on the button.
Guests, including Cybin Beneficial Shareholders who have not appointed themselves as proxyholder, will be permitted to attend and to listen to the Meeting however, they will not be able to vote or submit questions.
Q:    How can a Registered Cybin Shareholder vote?
You are a Registered Cybin Shareholder if you hold any Cybin Shares in your own name, as recorded in the shareholder register of Cybin maintained by Odyssey Trust Company.
If you are a Registered Cybin Shareholder, you can vote your Cybin Shares in the following manner:
·    Online: http://vote.odysseytrust.com

·    Mail: Using the envelope accompanying your proxy;
·    If you want to attend the Meeting and vote online during the Meeting:
1.    Register at https://register.proxypush.com/cybn;
2.    Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Meeting and to vote and submit questions during the Meeting;
3.    On the day of the Meeting, October 12, 2023, stockholders may begin to log in to the virtual-only Meeting 15 minutes prior to the Meeting; and
4.    VOTE.
Q:    How can a Cybin Beneficial Shareholder vote?
If you are a Cybin Beneficial Shareholder, you can vote your Cybin Shares in the following manner:
·    Mail: Using the envelope accompanying your VIF;
·    Phone/Fax: Using the number(s) listed on your VIF; or
·    If you want to attend the Meeting and vote online during the Meeting:
1.    appoint yourself as proxyholder in accordance with the instructions provided in your VIF (see “How can I attend the Meeting” above);
2.    register at https://register.proxypush.com/cybn
3.    upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Meeting and to vote and submit questions during the Meeting;
4.    VOTE.
Cybin Beneficial Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including instructions regarding when and where the VIF or proxy form is to be delivered. See “The Meeting – Advice to Beneficial Shareholders” for additional information.
Q:    Should I send in my proxy now?
Yes. To ensure your vote is counted, Cybin Shareholders should immediately complete and submit the enclosed proxy or VIF, or vote by internet or telephone in accordance with the instructions provided therein. You are encouraged to vote well in advance of the proxy deadline to ensure that your Cybin Shares are voted at the Meeting.
Q:    When is the proxy voting deadline?
Proxies will not be valid unless the completed, dated and signed proxy is received by Odyssey Trust Company, 67 Yonge Street, Suite 702, Toronto, Ontario M5E 1J8 not later than 1:00 p.m. (Toronto time) on Tuesday, October 10, 2023 or not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting as it may be adjourned or postponed from time to time. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his sole discretion, without notice.
Q:    Do I have dissent rights?
No. Cybin Shareholders are not entitled to exercise dissent rights in respect of the Acquisition Resolution.

MANAGEMENT INFORMATION CIRCULAR
General Matters
Unless otherwise indicated, all information contained in this Circular is given as of September 13, 2023.
All dollar amounts set forth in this Circular are in Canadian. dollars, except where otherwise indicated.
This Circular contains references to U.S. dollars and Canadian dollars. All dollar amounts referenced in this Circular are expressed in Canadian dollars or “$”, unless otherwise indicated. References to U.S. dollars or “US$” refer to the legal tender of the United States.
The following table sets out the average exchange rates for each period indicated according to information published by the Bank of Canada

	Year ended December 31
	2022	2021	2020
One Canadian dollar in U.S. dollars	0.7685	0.7978	0.7454
One U.S. dollar in Canadian dollars	1.3013	1.2535	1.3415

On September 12, 2023, being the last business day before the date of this Circular, the daily exchange rate as quoted by the Bank of Canada for Canadian dollars into U.S. dollars was $1.00 = US$, and Canadian dollars in terms of the U.S. dollar, as, was US$1.00 = $1.3560.
The financial statements of Cybin and Small Pharma that are incorporated by reference in this Circular are reported in Canadian dollars and are prepared in accordance with IFRS. The pro forma financial statements of Post-Arrangement Cybin that are included as Schedule F to this Circular are reported in Canadian dollars.
Glossary of Terms
The following is a glossary of certain terms used in this Circular including Schedule C, Schedule D and Schedule E. Terms and abbreviations used in the other schedules to this Circular are defined separately and the terms and abbreviations defined below are not used therein, except where otherwise indicated.
“2020 EMI Plan” means the Rules of the Small Pharma Ltd 2020 Employee Share Option Plan, as adopted by the board of directors of Small Pharma Ltd. (a predecessor to, and now a subsidiary of, Small Pharma) on March 24, 2020.
“Acquisition Proposal” means, other than the Arrangement and the transactions required for the Parties to effect the Arrangement under the Arrangement Agreement, any proposal, inquiry or offer (written or oral) made by any Person, alone or with others, other than a Party or one or more of its affiliates, relating to (in each case whether in one transaction or a series of transactions, and whether directly or indirectly): (i) an issuance or acquisition of 20% or more of any class of voting or equity securities (and/or securities convertible into or exchangeable or exercisable for voting or equity securities, assuming, if applicable, the conversion, exchange or exercise of such securities) of a Party or any of its Subsidiaries (except, with respect to Cybin, a Cybin Permitted Financing); (ii) a take-over bid, tender offer, exchange offer, or other transaction that, if consummated, would result in a Person, together with any Persons acting jointly or in concert, beneficially owning, or exercising control or direction over, 20% or more of any class of voting or equity securities (and/or securities convertible into or exchangeable or exercisable for voting or equity securities, assuming, if applicable, the conversion, exchange or exercise of such securities) of a Party or any of its Subsidiaries; (iii) a direct or indirect acquisition or sale, disposition or joint venture (or a lease, long-term supply agreement or other arrangement having a similar economic effect as a sale or disposition) of assets that represent 20% or more of the consolidated assets of a Party and its Subsidiaries (based on the financial statements of the Party most recently filed on SEDAR+ before the date of the proposal, inquiry or offer), as determined in good faith by the board of directors of such Party following consultation with its financial advisor; (iv) an amalgamation, arrangement, merger, business combination or consolidation involving a Party or any of its Subsidiaries; (v) a recapitalization, issuer bid, liquidation, dissolution, reorganization or similar transaction involving a Party or any of its

Subsidiaries; or (vi) any other transaction, the consummation of which would or could reasonably be expected to interfere with, prevent or materially delay the transactions contemplated by the Arrangement Agreement or the Arrangement.
“Acquisition Resolution” means the ordinary resolution approving the Arrangement, to be considered at the Meeting, in the form set out in Schedule A.
“affiliate” has the meaning given to such term in the Securities Act.
“Aird & Berlis” means Aird & Berlis LLP.
“Annual Cybin MD&A” means Cybin’s management’s discussion and analysis for the year ended March 31, 2023.
“Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order with the prior written consent of Small Pharma and Cybin, each acting reasonably.
“Arrangement Agreement” means the Arrangement Agreement among Cybin and Small Pharma dated August 28, 2023 as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms;
“Arrangement Resolution” means the special resolution of the Small Pharma Shareholders approving the Arrangement to be considered at the Small Pharma Meeting.
“Audit Committee” means the Audit Committee of the Cybin Board.
“Awards” has the meaning given to such term in the section titled “Executive Compensation – Elements of Compensation – Cybin Equity Incentive Plan”.
“BCBCA” means the Business Corporations Act (British Columbia).
“Board Nominee” has the meaning given to such term in the section titled “Other Matters to be Acted Upon – Election of Directors”.
“Broadridge” has the meaning given to such term in the section titled “The Meeting – Advice to Beneficial Shareholders”.
“Business Day” means any day excluding a Saturday, Sunday or statutory holiday in the Province of British Columbia or the Province of Ontario, and also excluding any day on which the principal chartered banks located in the Cities of Toronto or Vancouver are not open for business during normal banking hours or any day on which the Court is not sitting during normal hours.
“Cashless Exercise” has the meaning given to such term in the section titled “Executive Compensation – Elements of Compensation – Cybin Equity Incentive Plan – Type of Awards – Cybin Options”.
“Canadian Securities Laws” means the Securities Act, together with all other applicable provincial securities laws, rules and regulations and published policies thereunder.
“Cboe Canada” means the Cboe Canada exchange (formerly the NEO Exchange).
“CEO Employment Agreement” has the meaning given to such term in the section titled “Executive Compensation – Management Contracts”.
“Change in Recommendation” means circumstances where, in the case of Small Pharma: (a) the Small Pharma Board fails to include the Small Pharma Board Recommendation in the Circular; (b) the Small Pharma Board withdraws, modifies, qualifies, or publicly proposes or states an intention to withdraw, modify, or qualify, the Small Pharma Board Recommendation; (c) the Small Pharma Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal, or takes no position or remains neutral with respect to a publicly disclosed Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Meeting, if sooner); or (d) the Small Pharma Board fails to reaffirm the Small Pharma Board Recommendation, by press release, upon the written request by Cybin, promptly after any Acquisition Proposal that is publicly disclosed is determined not to be (or no longer to be) a Superior Proposal, within three Business Days of Cybin’s request (or, if the Meeting is scheduled to occur within that three Business Day period, before the Meeting); or in the case of Cybin: (a) the Cybin Board fails to include the Cybin Board Recommendation in the Cybin Circular; (b) the Cybin Board withdraws, modifies, qualifies, or publicly proposes or states an intention to withdraw, modify, or qualify, the Cybin Board Recommendation; (c) the Cybin Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal, or takes no position or remains neutral with respect to a publicly disclosed Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Cybin Meeting, if sooner); or (d) the Cybin Board fails to reaffirm the Cybin Board Recommendation, by press release, upon the written request by Small Pharma, promptly after any Acquisition Proposal that is publicly disclosed is determined not to be (or no longer to be) a Cybin Superior Proposal, within three Business Days of Small Pharma’s request (or, if the Cybin Meeting is scheduled to occur within that three Business Day period, before the Cybin Meeting).
“Circular” means this management information circular.
“Compensation Committee” means the Compensation Committee of the Cybin Board.
“Consideration” means the consideration to be received by the Small Pharma Shareholders pursuant to the Plan of Arrangement as consideration for the Small Pharma Shares, consisting of 0.2409 Cybin Share for each Small Pharma Share.
“Consideration Shares” means the Cybin Shares to be issued to the Small Pharma Shareholders as part of the Consideration pursuant to the Arrangement.
“Court” means the Supreme Court of British Columbia.
“COVID-19” means the coronavirus disease caused by the severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2) and/or any other virus or disease developing from or arising as a result of SARS-CoV-2 and/or COVID-19.
“Cybin” or the “Corporation” means Cybin Inc., a corporation existing under the laws of Ontario.
“Cybin AIF” means the annual information form of Cybin for the year ended March 31, 2023, dated June 27, 2023.
“Cybin Beneficial Shareholders” has the meaning given to such term in the section titled “The Meeting – Advice to Beneficial Shareholders”
“Cybin Board” means the board of directors of Cybin.
“Cybin Board Recommendation” has the meaning given to such term in the section titled “Background to the Arrangement & Recommendations – Recommendation of the Board.”
“Cybin Equity Incentive Plan” means Cybin’s omnibus equity incentive plan adopted by the Cybin Board on November 5, 2020.
“Cybin Dividend Equivalent” has the meaning given to such term in the section titled “Executive Compensation – Elements of Compensation – Cybin Equity Incentive Plan”.
“Cybin Option” means an option to purchase Cybin Shares issued pursuant to the Cybin Equity Incentive Plan.
“Cybin Performance Award” has the meaning given to such term in the section titled “Executive Compensation – Elements of Compensation – Cybin Equity Incentive Plan”.
“Cybin Permitted Financing” means one or more offerings of Cybin Shares (and/or securities convertible into or exchangeable or exercisable for Cybin Shares) for aggregate gross proceeds of up to US$50 million.

“Cybin Privateco” has the meaning given to such term in the section titled “Reverse Takeover Transaction”.
“Cybin Registered Shareholders” are Cybin Shareholders whose names appear directly on the list of Cybin Shareholders maintained by Cybin’s registrar.
“Cybin RSU” has the meaning given to such term in the section titled “Executive Compensation – Elements of Compensation – Cybin Equity Incentive Plan”.
“Cybin SARs” has the meaning given to such term in the section titled “Executive Compensation – Elements of Compensation – Cybin Equity Incentive Plan”.
“Cybin Share Based Awards” has the meaning given to such term in the section titled “Executive Compensation – Elements of Compensation – Cybin Equity Incentive Plan”.
“Cybin Shareholder Approval” means the approval of the Acquisition Resolution by a simple majority of the votes cast in respect of the Acquisition Resolution by Cybin Shareholders present in person (virtually) or represented by proxy at the Meeting, as required by the Cboe Canada.
“Cybin Shareholders” means the holders of outstanding Cybin Shares.
“Cybin Shares” means common shares in the capital of Cybin.
“Cybin Support and Voting Agreements” means the support and voting agreements (including all amendments thereto) between Small Pharma and the Cybin Supporting Shareholders setting forth the terms and conditions upon which the Cybin Supporting Shareholders agree to vote their Cybin Shares in favour of the Acquisition Resolution.
“Cybin Supporting Shareholders” means each of the senior officers and directors of Cybin.
“Cybin Termination Fee” means a fee of $2,000,000, payable by Cybin to Small Pharma under certain circumstances if the Arrangement Agreement is terminated.
“Cybin Warrants” means the Cybin Share purchase warrants exercisable to acquire one Cybin Share at a price of US$0.40 per Cybin Share until August 4, 2028.
“Depositary” means any trust company, bank or financial institution agreed to in writing between Cybin and Small Pharma for the purpose of, among other things, exchanging certificates representing Small Pharma Shares for certificates representing Consideration Shares and paying the cash consideration forming part of the Consideration in connection with the Arrangement.
“Dissent Rights” means the rights of dissent granted in favour of Small Pharma Shareholders in respect of the Arrangement, as described in the Plan of Arrangement.
“Dissent Share” has the meaning given to such term in the Plan of Arrangement.
“Dissenting Shareholder” means a registered holder of Small Pharma Shares who has duly and validly exercised their Dissent Rights in strict compliance with the dissent procedures set out under Division 2 of Part 8 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and the Final Order and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights.
“DMT” means N, N-dimethyltryptamine.
“EDGAR” means Electronic Data Gathering, Analysis, and Retrieval system under the U.S. Securities Act and available for public view at www.sec.gov.
“Effective Date” means the date upon which the Arrangement becomes effective.

“Effective Time” means the beginning of the day (Vancouver time) on the Effective Date.
“EMI Plans” means (i) the 2020 EMI Plan; and (ii) Schedule C (EMI Overseas Sub-Plan) to the Rolling Plan.
“Exchange Ratio” means 0.2409 Cybin Shares for each Small Pharma Share.
“Exchanges” means the Cboe Canada, the NYSE American and the TSXV, as applicable.
“Expense Reimbursement Amount” means a payment of $400,000, payable by Cybin to Small Pharma under certain circumstances if the Arrangement Agreement is terminated.
“Final Order” means the final order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable securities laws of any state of the United States with respect to the issuance of the Consideration Shares to be issued pursuant to the Arrangement to Small Pharma Securityholders in the United States, in a form acceptable to the Parties, acting reasonably, approving the Arrangement as that order may be amended by the Court at any time before the Effective Time with the consent of the Parties, acting reasonably, or, if appealed then, unless that appeal is withdrawn or denied, as affirmed or amended on appeal, provided that any such amendment is acceptable to the Parties, acting reasonably.
“Former Small Pharma Shareholders” means, at and following the Effective Time, the holders of Small Pharma Shares immediately prior to the Effective Time including, for greater certainty, recipient holders of Option Consideration.
“forward-looking statements” has the meaning given to such term in the section titled “Forward-Looking Statements”.
“GAAP” means Canadian generally accepted accounting principles applicable to publicly accountable enterprises under Part I of the CPA Canada Handbook of the Chartered Professional Accountants of Canada.
“Governmental Authority” means: (i) any federal, provincial, state, local, municipal, regional, territorial, aboriginal, or other government, governmental or public department, branch, ministry, or court, domestic or foreign, including any district, agency, commission, board, arbitration panel or authority and any subdivision of any of them exercising or entitled to exercise any administrative, executive, judicial, ministerial, prerogative, legislative, regulatory, or taxing authority or power of any nature; (ii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of them, and any subdivision of any of them; and (iii) any stock exchange, including the Cboe Canada, TSXV, and NYSE American.
“Gowling WLG” means Gowling WLG (Canada) LLP.
“IFRS” means International Financial Reporting Standards, at the relevant time, prepared on a consistent basis.
“IM” means intramuscular.
“In-the-Money Amount” has the meaning given to such term in the section titled “Executive Compensation – Elements of Compensation – Cybin Equity Incentive Plan – Types of Awards – Cybin Options”.
“In-the-Money Small Pharma Option” means a Small Pharma Option where the exercise price of such Small Pharma Option is less than the Small Pharma Share Value.
“In-the-Money Small Pharma Option Amount” in respect of a Small Pharma Option means the amount, if any, by which the total fair market value (determined immediately before the Effective Time) of the Small Pharma Shares that a holder is entitled to acquire on exercise of the Small Pharma Option immediately before the Effective Time exceeds the amount payable to acquire such shares.
“Interim Cybin MD&A” means Cybin’s management’s discussion and analysis for the three months ended June 30, 2023.
“Interim Order” means the interim order of the Court, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable securities laws of any state of the United States with respect to the issuance of the Consideration Shares to be issued pursuant to the Arrangement to Small Pharma Securityholders in the United States, in a form acceptable to the Parties, acting reasonably, providing for, among other things, the calling and holding of the Small Pharma Meeting, as the same may be amended, supplemented or varied by the Court, with the consent of the Parties, acting reasonably.
“Intermediary” means an intermediary through which a Cybin Beneficial Shareholder holds its Cybin Shares, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by RRSPs, RRIFs, RESPs (each as defined in the Tax Act) and similar plans, and such Intermediary’s nominees.
“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations thereunder, as amended from time to time.
“Law” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, principles of law, published policies and guidelines, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders (including the Interim Order and the Final Order), decisions, rulings or awards, including general principles of common and civil law, and the applicable terms and conditions of any grant of approval, permission, authority or licence of any Governmental Authority or self-regulatory authority, and the term “applicable” with respect to Law and in a context that refers to one or more Persons, means such Laws as are binding upon such Person or its assets.
“Letter of Transmittal” has the meaning given to such term in the Plan of Arrangement.
“Lock-up Agreements” means the lock-up agreements to be entered into between Cybin and each of the Small Pharma Supporting Shareholders at the Effective Time, in accordance with the terms of the Arrangement Agreement.
“Lock-up Restrictions” has the meaning given to it in “Lock-up Agreements”.
“Locked-up Shares” has the meaning given to it in “Lock-up Agreements”.
“LottoGopher” has the meaning given to such term in the section titled “Other Matters to be Acted Upon – Election of Directors – Corporate Cease Trade Orders”.
“LPC” means Lincoln Park Capital Fund, LLC.
“Match Period” has the meaning given to such term in the section titled “The Arrangement Agreement – Non-Solicitation Covenants and Right to Match”.
“Material Adverse Effect” means, with respect to a Party, any effect, event, change, occurrence or state of facts that, individually or in the aggregate with other effects, events, changes, occurrences or states of facts, is, or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (contingent or otherwise), capitalization, operations, prospects or results of operations of that Party and its subsidiaries, on a consolidated basis, other than:
(a)    any effect, event, change, occurrence or state of facts resulting from or arising in connection with:
(i)    any change affecting the psychedelic or pharmaceutical industries generally;
(ii)    any change in GAAP or its interpretation by any Governmental Authority;
(iii)    any change or proposed change in Law, or the interpretation, application or non-application of Law by any Governmental Authority;
(iv)    any change in general economic or political conditions in Canada, the United Kingdom, the United States, or the European Union or any of its member states;
(v)    any change in financial, credit, or securities markets in general;

(vi)    any natural disaster or calamity;
(vii)    any pandemic, epidemic or similar health emergency; or
(viii)    war, armed hostilities or acts of terrorism;
unless it relates primarily to (or has the effect of relating primarily to) that Party and its subsidiaries, on a consolidated basis, or adversely affects that Party and its subsidiaries disproportionately, compared to other businesses operating in the same industry and geographic areas as that Party; or
(a)    any effect, event, change, occurrence or state of facts resulting from or arising in connection with:
(i)    any change the trading price or trading volume of any securities of that Party on the Cboe Canada or NYSE American (in the case of the Cybin Shares) or the TSXV (in the case of the Small Pharma Shares) (but the state of facts underlying that change may be considered to determine whether a Material Adverse Effect has occurred if such underlying cause does not otherwise fall within any of the exceptions to this definition);
(ii)    the announcement or pending consummation of the Arrangement Agreement or the Arrangement; or
(iii)    any action taken (or not taken) by a Party that is required to be taken (or not taken) under the Arrangement Agreement or that is consented to by the Other Party in writing;
and provided that references in the Arrangement Agreement to dollar amounts are not intended to be, and will not be deemed to be, illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred.
“MDD” means major depressive disorder.
“Meeting” means the annual and special meeting of Cybin Shareholders to be held at 1:00 p.m. (Toronto time) on Thursday, October 12, 2023 or any adjournment(s) or postponement(s) thereof for the purposes set forth in the accompanying Notice of Meeting.
“Meeting Materials” means, collectively, the Notice of Meeting, this Circular and a form of proxy or voting instruction form (if applicable).
“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.
“NEO Exchange Listing Manual” means the policy manual of that governs companies listed on the Cboe Canada.
“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.
“NI 52-110” means National Instrument 52-110 – Audit Committees.
“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices.
“Notice of Meeting” means the notice of the annual and special meeting of Cybin Shareholders which accompanies this Circular.
“NYSE American” means the NYSE American exchange.
“OBCA” means the Business Corporations Act (Ontario) and the regulations thereunder, as amended from time to time.
“Option Consideration” means, subject to any withholding pursuant to section 5.03 of the Plan of Arrangement, in respect of an In-the-Money Small Pharma Option, such number of Small Pharma Shares obtained by dividing: (i) In-the-Money

Small Pharma Option Amount in respect of such In-the-Money Small Pharma Option, by (ii) the Small Pharma Share Value, with the result rounded down to the nearest whole number of Small Pharma Shares.
“Order” has the meaning given to such term in the section titled “Other Matters to be Acted Upon – Election of Directors – Corporate Cease Trade Orders”.
“Other Party” means (a) with respect to Cybin, Small Pharma, and (b) with respect to Small Pharma, Cybin.
“OTCQB Market” means the OTCQB Venture Market.
“Out-of-the-Money Small Pharma Option” means a Small Pharma Option where the exercise price of such Small Pharma Option is greater than the Small Pharma Share Value.
“Outside Date” means November 30, 2023, or such later date as the Parties may agree in writing.
“Participants” has the meaning given to such term in the section titled “Executive Compensation – Elements of Compensation – Cybin Equity Incentive Plan – Eligibility”.
“Party” means any of Small Pharma or Cybin, as the case may be, and “Parties” means both of them, collectively.
“Permits” means authorizations, registrations, permits, certificates of approval, approvals, grants, licences, quotas, consents, commitments, rights or privileges issued or granted by any Governmental Authority.
“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule B, and any amendments or variations thereto made in accordance with the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court.
“Post-Arrangement Cybin” means Cybin and all of its subsidiaries (including Small Pharma) immediately
“Rands Support and Voting Agreement” means the support and voting agreement (including all amendments thereto) between Cybin and Peter Rands setting forth the terms and conditions upon which Mr. Rands agrees to vote or cause to be voted all Small Pharma Shares he beneficially owns, or over which he exercises control or direction, in favour of the Arrangement Resolution.
“Record Date” means the date for the determination of Cybin Shareholders entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof, being August 30, 2023.
“Registered Cybin Shareholder” means the registered holder of Cybin Shares as recorded in the shareholder register of Cybin.
“Regulatory Approvals” means approvals, consents, waivers, sanctions, rulings, determinations, clearances, permissions of Governmental Authorities (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if the prescribed time has lapsed without an objection being made following the giving of notice) or written confirmations of no intention to initiate legal proceedings from Governmental Authorities, in each case required or desirable to consummate the transactions contemplated by the Arrangement Agreement.
“Regulation S” means Regulation S under the U.S. Securities Act.
“Representatives” means, with respect to a Person, its subsidiaries, and its and their directors, officers, employees, consultants, financial advisors, legal counsel, agents or other representatives.
“Rolling Plan” means Small Pharma’s 10% rolling stock option plan most recently approved by the Small Pharma Shareholders on July 19, 2022, including the Small Pharma Overseas Sub-Plans.
“RTO Transaction” has the meaning given to such term in the section titled “Reverse Takeover Transaction”.

“Rule 144” means Rule 144 under the U.S. Securities Act.
“SEC” means the United States Securities and Exchange Commission.
“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof.
“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder.
“Securities Laws” means, collectively, Canadian Securities Laws, the U.S. Securities Act and the U.S. Exchange Act with all other applicable securities laws, rules and regulations and published policies thereunder;
“SEDAR+” means the System for Electronic Document Analysis and Retrieval described in National Instrument 13-101 – System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators and available for public view at www.sedarplus.com.
“Small Pharma” means Small Pharma Inc., a company existing under the laws of British Columbia.
“Small Pharma AIF” means the annual information form of Small Pharma for the year ended February 28, 2023, dated September 12, 2023.
“Small Pharma Board” means the board of directors of Small Pharma.
“Small Pharma Board Recommendation” means the Small Pharma Board’s unanimous: (i) determination that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Small Pharma; (ii) determination that the Arrangement is fair to the Small Pharma Securityholders; (iii) approval of the Arrangement Agreement and the transactions contemplated thereby; and (iv) resolution to recommend that Small Pharma Securityholders vote in favour of the Arrangement Resolution.
“Small Pharma Meeting” means the annual and special meeting of Small Pharma Shareholders to be held at 1:00 p.m. (Toronto time) on October 12, 2023 or any adjournment(s) or postponement(s) thereof, to be held in accordance with the Interim Order to consider the Arrangement Resolution, among other things.
“Small Pharma Option Plans” means, collectively, the Rolling Plan and the EMI Plans.
“Small Pharma Optionholder” means the holder of one or more Small Pharma Options.
“Small Pharma Options” means the options to purchase Small Pharma Shares granted under the Small Pharma Stock Option Plans.
“Small Pharma Overseas Sub-Plans” means (i) CSOP Small Pharma Overseas Sub-Plan, and (ii) EMI Small Pharma Overseas Sub-Plan.
“Small Pharma Special Committee” means the special committee established by the Small Pharma Board in connection with the transactions contemplated by the Arrangement Agreement.
“Small Pharma Securityholders” means the Small Pharma Shareholders and, as applicable, holders of Small Pharma Options.
“Small Pharma Share Value” means the volume weighted average trading price of the Small Pharma Shares on the TSXV for the five trading days immediately preceding the Effective Time.
“Small Pharma Shareholder Approval” has the meaning given to such term in section titled “The Arrangement – Required Approvals – Shareholder Approvals”.

“Small Pharma Shareholders” means the holders of Small Pharma Shares.
“Small Pharma Shares” means common shares in the authorized share structure of Small Pharma.
“Small Pharma Supporting Shareholders” means each of the directors and senior officers of Small Pharma who own Small Pharma Shares.
“Small Pharma Termination Fee” means a fee of $2,000,000, payable by Small Pharma to Cybin under certain circumstances if the Arrangement Agreement is terminated.
“Small Pharma Support and Voting Agreements” means the support and voting agreements (including all amendments thereto) between Cybin and the Small Pharma Supporting Shareholders setting forth the terms and conditions upon which the Small Pharma Supporting Shareholders agree to vote their Small Pharma Shares in favour of the Arrangement Resolution.
“SSRI” means selective serotonin reuptake inhibitor.
“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal received by a Party after the date of the Arrangement Agreement that:
(a)    did not result from or involve a breach of the Arrangement Agreement by the Party or any of its Representatives;
(b)    complies with Laws;
(c)    is for:
(i)    the acquisition of all of the voting securities of the Party (that are not already owned by the Person making the Acquisition Proposal and any joint actors and any of their respective affiliates); or
(ii)    the acquisition of all or substantially all of the assets of the Party on a consolidated basis;
(d)    is not subject to any financing condition, and in respect of which it has been demonstrated to the satisfaction of the board of directors of the Party, acting in good faith and after consulting with the Party’s financial advisors and outside legal counsel, that adequate arrangements have been made in respect of any financing required;
(e)    is not subject to any due diligence or access condition; and
(f)    is on terms that the Party, acting in good faith, reasonably believes, after consulting with the Party’s financial advisors and outside legal counsel:
(i)    is reasonably capable of being completed without undue delay relative to the Arrangement, taking into account all legal, financial, regulatory and other aspects of that proposal and the Person making that proposal;
(ii)    would, if consummated in accordance with its terms, result in a transaction more favourable to the Party’s shareholders from a financial perspective than the Arrangement.
“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.
“Termination Fee” means, in the case of Cybin, the Cybin Termination Fee, and in the case of Small Pharma, the Small Pharma Termination Fee.

“TSXV” means the TSX Venture Exchange.
“UK NSIA” means the National Security and Investment Act 2021 (United Kingdom).
“UK Secretary of State in the Cabinet Office” means the Secretary of State in the Cabinet Office acting as decision maker for the purposes of the UK NSIA.
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
“U.S. Securities Act” means the United States Securities Act of 1933, as amended.
“U.S. Securities Laws” means, collectively, the U.S. Securities Act and the U.S. Exchange Act with all other applicable securities laws, rules and regulations and published policies thereunder.
“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.
“Support and Voting Agreements” means, collectively, the Cybin Support and Voting Agreements and the Small Pharma Support and Voting Agreements.
Unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing any gender include all genders, and references to “persons” include natural persons, as well as corporations, companies, partnerships, other organizations and entities, and Governmental Authorities.
Information Contained in this Circular
This Circular describes the business of the Meeting, items to be voted upon and the voting process. In particular, it contains a detailed description of the Arrangement and the matters to be considered at the Meeting, as well as detailed information regarding Cybin and Small Pharma and certain unaudited pro forma financial information regarding Post-Arrangement Cybin. It also includes certain risk factors relating to the completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement. Additionally, this Circular provides information about annual meeting matters, including Cybin’s directors, auditors, executive and director compensation, corporate governance and other matters. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.
This Circular does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation.
The information concerning Small Pharma contained in this Circular has been provided by Small Pharma. Although Cybin has no knowledge that would indicate that any of such information is untrue or incomplete, Cybin does not assume any responsibility for the accuracy or completeness of such information or the failure by Small Pharma to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Cybin.
Descriptions of the terms of the Arrangement Agreement and the Plan of Arrangement in this Circular are summaries of the key terms of those documents and are qualified in their entirety by the full text of such agreements. Cybin Shareholders should refer to the full text of each of the Arrangement Agreement and the Plan of Arrangement for complete details of those documents. The full text of the Arrangement Agreement is available under Cybin’s SEDAR+ profile at www.sedarplus.com and on EDGAR at www.sec.gov. The Plan of Arrangement is attached as a schedule to the Arrangement Agreement, and is attached as Schedule B to this Circular.
Forward-Looking Statements
Certain statements contained in this Circular, and in certain documents incorporated by reference herein, constitute “forward-looking information” and “forward-looking statements”, within the meaning of applicable Securities Laws

(collectively, “forward-looking statements”). All statements other than statements of historical fact, including, without limitation, those regarding future financial position, business strategy, budgets, research and development, plans and objectives of management for future operations, and any statements preceded by, followed by or that include the words “expect”, “likely”, “may”, “will”, “should”, “intend”, or “anticipate”, “potential”, “proposed”, “estimate”, “pro forma”, and “post-Arrangement” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy, are forward-looking statements.
In particular, and without limitation, this Circular contains forward-looking statements concerning:
·    the expected benefits of the Arrangement and attributes of Post-Arrangement Cybin, including potential growth opportunities and operational, competitive and portfolio synergies;
·    the structure and effect of the Arrangement;
·    the timing of the Meeting, the Small Pharma Meeting and the Final Order;
·    the anticipated Effective Date;
·    the anticipated number of Cybin Shares to be issued pursuant to the Arrangement;
·    the anticipated receipt of all required Regulatory Approvals for the Arrangement;
·    the ability of Cybin and Small Pharma to satisfy other conditions to, and to complete, the Arrangement; and
·    the potential costs of the Arrangement to Cybin, including in the event the Arrangement is not completed.
These forward-looking statements reflect management’s current beliefs and are based on information currently available to management, as well as certain expectations and assumptions with respect to the Arrangement, including:
·    the structure and expected benefits of the Arrangement are based upon a number of factors, including the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions;
·    certain steps in, and timing of, the Arrangement and the Effective Date, as well as the number of Cybin Shares to be issued pursuant to the Arrangement, are based upon the terms of the Arrangement and advice received from counsel to Cybin relating to timing and expectations;
·    the listing of the Consideration Shares on the Cboe Canada and the NYSE American, as well as the delisting of the Small Pharma Shares from the TSXV and removal from quotation on the OTCQB, is based on anticipated receipt of all required approvals from such stock exchanges and markets, as applicable;
·    the approval of the Acquisition Resolution by Cybin Shareholders and the approval of the Arrangement Resolution by Small Pharma Shareholders;
·    the ability of Cybin and Small Pharma to satisfy the other closing conditions in all material respects in accordance with the terms of the Arrangement Agreement, and in a timely manner, is based upon management’s current expectations regarding timing and the ability of Cybin and Small Pharma to satisfy their respective obligations under the Arrangement Agreement; and
·    management’s current expectations regarding the completion of the Arrangement, the ability to realize operational synergies and clinical development for psychedelic-based treatment options.
Although the forward-looking statements contained in this Circular are based upon assumptions that management currently believes to be reasonable based on information available to management as at the date of this Circular, there can be no assurance that actual results, performance or achievements will be consistent with these forward looking statements.

Forward-looking statements involve significant risks and uncertainties. A number of factors could cause actual results to differ materially from those anticipated in such forward-looking statements including: (i) changes in general economic and market conditions; (ii) uncertainties related to research & development of product candidates, which are at early stages of development, including the possibility that actual capital and operating costs and economic returns will differ significantly from estimates; (iii) uncertainties related to clinical trials; (iv) Cybin may be unable to adequately protect or defend its intellectual property against infringement; (v) adverse changes in economic, political or social conditions or in applicable laws, rules and regulations; (vi) Cybin may not maintain “foreign private issuer” status under the U.S. Securities Laws; (vii) inability to raise additional funding to support operations; (viii) risks associated with Cybin’s reliance on third parties to plan, conduct and monitor preclinical studies and clinical trials; (ix) Cybin’s product candidates may fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or may not otherwise produce positive results; (x) investigational new drug applications to commence clinical trials may not be approved; (xi) Cybin may be unable to complete clinical trials due to difficulties enrolling patients when expected, or at all; (xii) Cybin may fail to successfully compete against other biotechnology and pharmaceutical companies; (xiii) risks associated with Cybin’s reliance on the capabilities and experience of key executives and scientists; (xiv) the risk of patent-related or other litigation; (xv) adverse changes to the laws or regulations in the United States, the United Kingdom, Canada, the Netherlands, Ireland and other jurisdictions in which Cybin operates may occur; (xvi) fluctuations in foreign exchange rates; and (xvii) Cybin may become subject to environmental costs, events or liability claims.
There are also risks inherent in the nature of the Arrangement, including:
·    Cybin and Small Pharma may fail to realize the anticipated benefits of the Arrangement;
·    the conditions to completion of the Arrangement, including receipt of all required Regulatory Approvals and Court approval may not be satisfied or waived by the Outside Date, or at all, which may result in the Arrangement not being completed;
·    the timing of the Meeting, the Small Pharma Meeting and Final Order and the anticipated Effective Date may be changed or delayed;
·    Cybin and Small Pharma will incur significant costs relating to the Arrangement, regardless of whether the Arrangement is completed or not completed;
·    the Arrangement Agreement could be terminated by either Party under certain circumstances;
·    if the Arrangement is not completed, Cybin Shareholders will not realize the benefits of the Arrangement;
·    risks and unforeseen difficulties related to the integration of Cybin’s and Small Pharma’s existing businesses, including that Cybin Shareholders may be exposed to additional business risks not previously applicable to their investments in Cybin Shares;
·    if there are a significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Dissenting Shareholders that could have an adverse effect on Cybin’s financial condition and cash resources if the Arrangement is completed; and
·    other risks and uncertainties discussed under the heading “Risk Factors”.
Readers are cautioned that the foregoing lists of factors are not exhaustive and there may be other factors that could affect Cybin, Small Pharma or Post-Arrangement Cybin. Accordingly, undue reliance should not be placed on forward-looking statements. With regard to the forward-looking statements in Cybin’s and Small Pharma’s documents incorporated by reference herein, please refer to the forward-looking statements advisories in such documents in respect of the forward-looking statements contained therein, the assumptions upon which they are based and the risk factors in respect of such forward-looking statements.
Except as required by Law, Cybin and Small Pharma do not undertake any obligation to publicly update or revise any forward-looking statements. All forward-looking statements contained in this Circular are expressly qualified by this cautionary statement and those made in each of Cybin’s filings with Canadian and United States securities regulatory authorities, and Small Pharma’s filings with the Canadian securities regulatory authorities, that are expressly incorporated by reference herein.
Market and Industry Data
Market and industry data contained in the Circular or incorporated by reference in this Circular concerning economic and industry trends is based upon good faith estimates of Cybin’s management or derived from information provided by industry sources. Cybin believes that such market and industry data is accurate and that the sources from which it has been obtained are reliable. However, Cybin cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based. While Cybin is not aware of any misstatements regarding the industry data presented herein, Cybin’s estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors” in this Circular and in the Cybin AIF.
Note to U.S. Shareholders
THE CONSIDERATION SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
The issuance of the Cybin Shares to Small Pharma Securityholders in exchange for Small Pharma Shares (including Small Pharma Shares issued upon the exchange for In-the-Money Small Pharma Options pursuant to the Plan of Arrangement) has not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable U.S. Securities Laws. The Section 3(a)(10) Exemption exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been determined to be substantively and procedurally fair to the persons to whom the securities will be issued by a court of competent jurisdiction, expressly authorized by Law to grant such approval, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. See “The Arrangement – Required Approvals – Court Approvals”. The issuance of the Consideration Shares to Small Pharma Securityholders in exchange for the Small Pharma Shares or In-the-Money Small Pharma Options, in each case pursuant to the Arrangement, will, therefore, be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption and will be freely transferable under United States federal securities laws, except that the U.S. Securities Act imposes restrictions on the resale of securities received pursuant to the Arrangement by persons who are, or within the 90 days immediately before the Effective Date were, “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of the issuer of those securities. See “Securities Laws Matters – U.S. Securities Laws”.
Each of Cybin and Small Pharma is a “foreign private issuer” as defined in Rule 3b-4 under the U.S. Exchange Act, and this Circular has been prepared in accordance with the disclosure requirements of applicable Canadian Securities Laws. Accordingly, the solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the U.S. Exchange Act. As such, the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Ontario corporate Laws and Canadian Securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Cybin Shareholders should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.
The enforcement by investors of civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that Cybin is organized under the laws of a jurisdiction other than the U.S., that some or all of its officers and directors are residents of countries other than the U.S., that some or all of the experts named in this Circular and the documents incorporated by reference herein may be residents of countries other than the U.S., and that all or a substantial portion of the assets of Cybin, Small Pharma and such persons are located outside the U.S. As a result, it may be difficult or impossible for Cybin Shareholders resident in the U.S. to effect service of process within the U.S. upon Cybin or Small Pharma, their respective officers and directors or the experts named in this Circular and any documents incorporated by reference herein, or to realize, against them, upon judgments of courts in the U.S. predicated upon civil liabilities under U.S. Securities Laws. In addition, Cybin Shareholders resident in the U.S. should not assume that Canadian courts: (i) would enforce judgments of U.S. courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws or the state-specific “blue sky” securities laws of any state within the U.S.; or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the United States.
THE MEETING
This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Cybin for use at the Meeting to be held in a virtual-only format via live audio webcast on Thursday, October 12, 2023 at 1:00 p.m. (Toronto time) and any adjournment or postponement thereof, for the purposes set forth in the Notice of Meeting. To attend the Meeting, you must register at https://register.proxypush.com/cybn.
Solicitation of Proxies
While it is expected that the solicitation of proxies will be primarily by mail, to encourage your vote, you may be contacted by Cybin’s directors, officers, employees or agents by telephone, email, internet, facsimile, or by other means of communication. The solicitation of proxies will primarily be made by sending proxy materials to Cybin Shareholders by mail, but proxies may also be solicited personally or by telephone by regular employees of Cybin. The cost of solicitation will be borne by Cybin. Except as otherwise stated, the information contained herein is given as of September 13, 2023.
Except as noted below, Cybin has distributed or made available for distribution, the Meeting Materials to Intermediaries for distribution to Cybin Beneficial Shareholders (as defined below) whose Cybin Shares are held by or in custody of such Intermediaries. Such Intermediaries are required to forward such documents to Cybin Beneficial Shareholders unless a Cybin Beneficial Shareholders has waived the right to receive them. Cybin has elected to pay for the delivery of the Meeting Materials to objecting Cybin Beneficial Shareholders by the Intermediaries. Cybin is sending proxy-related materials directly to non-objecting Cybin Beneficial Shareholders, through the services of its transfer agent and registrar, Odyssey Trust Company. The solicitation of proxies from Cybin Beneficial Shareholders will be carried out by the Intermediaries or by Cybin if the names and addresses of the Cybin Beneficial Shareholders are provided by Intermediaries. Cybin will pay the permitted fees and costs of Intermediaries incurred in connection with the distribution of the Meeting Materials. Cybin is not relying on the notice-and-access provisions of Canadian Securities Laws for delivery of the Meeting Materials to registered Shareholders or Cybin Beneficial Shareholders.
Voting at the Meeting
Cybin Registered Shareholders may vote at the Meeting by completing a ballot online during the Meeting, as further described below.
Appointment and Revocation of Proxies
A registered Cybin Shareholder can vote by proxy whether or not they attend the Meeting. The persons named in the enclosed form of proxy are officers and/or directors of Cybin. A registered Cybin Shareholder desiring to appoint some other person (who need not be a Cybin Shareholder) to represent him, her or it at the Meeting may do so either by inserting such person’s name in the blank space provided in the applicable form of proxy or by completing another proper form of proxy. In either case, a registered Cybin Shareholder can vote by proxy by delivering the completed proxy to Cybin’s transfer agent and registrar, Odyssey Trust Company, (i) by mail to Attn: Proxy Department, 67 Yonge Street, Suite 702, Toronto, Ontario M5E 1J8 in the prepaid addressed envelope provided for that purpose, or (ii) by voting online at http://vote.odysseytrust.com by no later than 1:00 p.m. (Toronto time) on Tuesday, October 10, 2023, or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used.
Cybin Shareholders who wish to appoint a person, other than the management nominees identified on the form of proxy, to attend and participate at the Meeting as their proxy and vote their Cybin Shares, must submit their proxy appointing such third party proxyholder AND complete the additional step of registering the proxyholder by emailing Odyssey Trust Company at appointee@odysseytrust.com by no later than 1:00 p.m. (Toronto time) on Tuesday, October 10, 2023, or if the Meeting is adjourned, not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time set for any reconvened meeting at which the proxy is to be used, and provide Odyssey Trust Company with the required proxyholder contact information, the number of Cybin Shares appointed and the name in which the Cybin Shares are registered, so that Odyssey Trust Company may provide the proxyholder with a username via email. Failure to register the proxyholder with Odyssey Trust Company will result in the proxyholder not receiving login credentials to participate at the Meeting and not being able to attend, participate or vote at the Meeting.
A Cybin Shareholder has the right to revoke a proxy that has been submitted. To revoke a proxy, the Cybin Shareholder may deliver a written notice to the registered office of Cybin at any time up to and including the last business day before the Meeting or any adjournment of the Meeting. The proxy may also be revoked on the day of the Meeting or any adjournment of the Meeting by delivering written notice to the chair of the Meeting. In addition, the proxy may be revoked by any other method permitted by law. The written notice of revocation may be executed by the Cybin Shareholder or by an attorney who has the Cybin Shareholder’s written authorization. If the Cybin Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.
Exercise of Discretion by Proxies
The persons named in the accompanying form of proxy will vote the Cybin Shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. In the absence of such direction, such Cybin Shares will be voted in favour of the passing of the matters set out in the Notice of Meeting. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournment thereof. At the time of the printing of this Circular, the management of Cybin knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which at present are not known to the management of Cybin should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.
Legal Proxy – U.S. Cybin Beneficial Shareholders
If you are a Cybin Beneficial Shareholder located in the United States and wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described herein you must obtain a valid legal proxy from your intermediary. Follow the instructions from your Intermediary included with the legal proxy form and the voting information form sent to you, or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Odyssey Trust Company. Requests for registration from Cybin Beneficial Shareholders located in the United States that wish to attend, participate or vote at the Meeting or, if permitted, appoint a third party as their proxyholder must be sent by e-mail to appointee@odysseytrust.com and received by 1:00 p.m. (Toronto) on Tuesday, October 10, 2023.
How Do I Attend and Participate at the Meeting?
Cybin is holding the Meeting as a completely virtual meeting, which will be conducted via live webcast. Cybin Shareholders will not be able to attend the Meeting in person.
Cybin Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting. Registration is required online at https://register.proxypush.com/cybn. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Meeting and to vote and submit questions during the Meeting:
·    Cybin Registered Shareholders: Your control number is located on the form of proxy. If you are using your control number to login to the Meeting and you have previously voted, you do not need to vote again when the polls open. By voting at the Meeting, you will revoke your previous voting instructions received prior to voting cut-off.

·    Duly appointed proxyholders: Odyssey Trust Company will provide the proxyholder with a credentials by email after the voting deadline has passed. Cybin Registered Shareholders and duly appointed proxyholders will be entitled to attend, participate and vote at the Meeting. Cybin Shareholders who wish to appoint a third party proxy-holder to represent them at the Meeting MUST submit their duly completed proxy AND register the proxyholder. See “Appointment and Revocation of Proxies”.
Advice to Beneficial Shareholders
Cybin Shareholders should note that only proxies deposited by Cybin Shareholders whose names appear on the records of Cybin as the registered holders of Cybin Shares, or non-objecting beneficial owners whose names has been provided to Cybin’s registrar and transfer agent, can be recognized and acted upon at the Meeting. The information set forth in this section is therefore of significant importance to a substantial number of Cybin Shareholders who do not hold their Cybin Shares in their own name (the “Cybin Beneficial Shareholders”). If Cybin Shares are listed in an account statement provided to a Shareholder by an Intermediary, then in almost all cases those Cybin Shares will not be registered in such Cybin Shareholder’s name on the records of Cybin. Such Cybin Shares will more likely be registered under the name of the Shareholder’s Intermediary or an agent of that Intermediary. In Canada, the vast majority of such Cybin Shares are registered under the name of CDS & Co., as nominee for CDS Clearing and Depository Services Inc., which acts as a depository for many Canadian Intermediaries. Cybin Shares held by Intermediaries or their nominees can only be voted for or against resolutions upon the instructions of the Cybin Beneficial Shareholders. Without specific instructions, Intermediaries are prohibited from voting Cybin Shares for their clients.
Applicable regulatory policy requires Intermediaries to seek voting instructions from Cybin Beneficial Shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Cybin Beneficial Shareholders in order to ensure that their Cybin Shares are voted at the Meeting. Often the form of proxy supplied to a Cybin Beneficial Shareholders by its Intermediary is identical to the form of proxy provided by Cybin to the Intermediaries. However, its purpose is limited to instructing the Intermediary how to vote on behalf of the Cybin Beneficial Shareholders. The majority of Intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically mails the voting instruction forms or proxy forms to the Cybin Beneficial Shareholders and asks the Cybin Beneficial Shareholders to return the voting instruction forms or proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Cybin Shares to be represented at the Meeting. A Cybin Beneficial Shareholders receiving a proxy or voting instruction form from Broadridge cannot use that proxy to vote Cybin Shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the Cybin Shares voted.
Although Cybin Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Cybin Shares registered in the name of their Intermediary, a Cybin Beneficial Shareholders may attend the Meeting as proxyholder for the Intermediary and vote their Cybin Shares in that capacity. Cybin Beneficial Shareholders who wish to attend the Meeting and indirectly vote their own Cybin Shares as proxyholder for the Intermediary should enter their own names in the blank space on the management form of proxy or voting instruction form provided to them and return the same to their Intermediary (or the agent of such Intermediary) in accordance with the instructions provided by such Intermediary or agent well in advance of the Meeting. Cybin Beneficial Shareholders should carefully follow the instructions of their Intermediaries and their service companies.
All references to Cybin Shareholders at the Meeting are to Cybin Shareholders as of the Record Date unless specifically stated otherwise.
Note to Non-Objecting Beneficial Owners
The Meeting Materials are being sent to both registered and Cybin Beneficial Shareholders. If you are a Cybin Beneficial Shareholder, and Cybin or its transfer agent and registrar, Odyssey Trust Company, has sent the Meeting Materials directly to you, your name and address and information about your holdings of Cybin Shares, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send the Meeting Materials to you directly, Cybin (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
Cybin has fixed the close of business on August 30, 2023, as the record date, for the purposes of determining Shareholders entitled to receive the Notice of Meeting and vote at the Meeting. As at the Record Date, 234,683,234 Cybin Shares, each carrying the right to one vote per share at the Meeting, were issued and outstanding.
To the knowledge of the directors and executive officers of Cybin, as at the Record Date, no person beneficially owns, or controls or directs, directly or indirectly, voting securities of Cybin carrying 10% or more of the voting rights attached to the Cybin Shares.

SUMMARY
This summary should be read together with and is qualified in its entirety by the more detailed information and financial data and statements contained elsewhere in this Circular, including the schedules hereto and documents incorporated into this Circular by reference.
The Meeting
The Meeting will be held via live audio webcast on Thursday, October 12, 2023 at 1:00 p.m. (Toronto time). Cybin Shareholders and duly appointed proxyholders (including Cybin Beneficial Shareholders who have appointed themselves as proxyholder) can attend the Meeting online and participate, vote, and submit questions during the Meeting. To attend the Meeting, you must register at https://register.proxypush.com/cybn. Upon completing your registration, you will receive further instructions via email, including a unique link that will allow you access to the Meeting and to vote and submit questions during the Meeting.
The Record Date for determining the Cybin Shareholders entitled to receive notice of and to vote at the Meeting was August 30, 2023. Only Cybin Shareholders of record as of the close of business (Toronto time) on the Record Date are entitled to receive notice of and to vote at the Meeting.
Parties to the Arrangement
Cybin
Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.
Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. Cybin is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.
The Cybin Shares are listed on Cboe Canada and the NYSE American under the symbol “CYBN”.
See Schedule C for additional information regarding Cybin.
Small Pharma
Small Pharma is a biotechnology company progressing a pipeline of short-duration psychedelic-assisted therapies for the treatment of mental health conditions. Small Pharma has a portfolio of clinical-stage DMT-based assets, SPL026 and SPL028. Small Pharma was granted an Innovation Passport designation for SPL026 from the U.K. Medicines and Healthcare products Regulatory Agency and has a pipeline of proprietary preclinical assets.
The Small Pharma Shares are listed on the TSXV under the symbol “DMT” and are quoted on the OTCQB under the symbol “DMTFF”.
See Schedule D for additional information regarding Small Pharma.
Post-Arrangement Cybin
As a result of the Arrangement, Small Pharma will become a wholly-owned subsidiary of Cybin. For further information concerning the business and operations of Post-Arrangement Cybin see Schedule E.

Background to the Arrangement
The Arrangement and the provisions of the Arrangement Agreement are the result of arm’s length negotiations among representatives of Small Pharma and Cybin and their respective financial and legal advisors. See “The Arrangement – Background to the Arrangement & Recommendations” for a detailed summary of the background to the Arrangement and the events leading up to the execution of the Arrangement Agreement and the public announcement of the proposed Arrangement.
Recommendation of the Board
After careful consideration, the Cybin Board determined, in consultation with its legal advisors, that the Arrangement is in the best interests of Cybin, and unanimously recommends that Cybin Shareholders VOTE FOR the Acquisition Resolution. The determination of the Cybin Board is based on various factors described more fully in the Circular. See “The Arrangement – Background to the Arrangement & Recommendations”.
Reasons for the Arrangement
In unanimously determining that the Arrangement is in the best interests of Cybin, and in supporting the Arrangement generally, the Cybin Board considered and relied on a number of principal factors, including, among others, factors relating to: (i) the highly complementary combined product candidate portfolio of Post-Arrangement Cybin; (ii) enhanced and diversified development potential; (iii) the strengthening of Cybin’s IP portfolio; (iv) operational and financial synergies; (v) improved financial position following the Arrangement; (vi) strong combined research and development and leadership teams; (vii) consideration of alternatives; and (viii) support for the Arrangement from the directors, officers, and significant shareholders of Cybin and Small Pharma. In the course of its deliberations, the Cybin Board also considered the various procedural and qualitative safeguards provided by the terms of the Arrangement Agreement to protect the interests of Cybin and Cybin Shareholders.
See “The Arrangement – Background to the Arrangement & Recommendations – Reasons for the Arrangement” for a more detailed description of these and other factors and procedural safeguards.
The Arrangement
Effects of the Arrangement
The purpose of the Arrangement is to effect the business combination of Cybin and Small Pharma. The Arrangement is to be carried out pursuant to the Arrangement Agreement and the Plan of Arrangement. Upon completion of the Arrangement, among other things, Cybin will acquire all of the issued and outstanding Small Pharma Shares and Small Pharma will become a wholly- owned subsidiary of Cybin.
Small Pharma Shares
Under the terms of the Arrangement, each Small Pharma Share outstanding at the Effective Time (other than Small Pharma Shares held by Dissenting Shareholders) will be deemed to be transferred to Cybin in exchange for the Consideration. The Exchange Ratio implies a consideration of approximately $0.10 per Small Pharma Share based on the closing price of the Cybin Shares of $0.415 on the Cboe Canada on August 25, 2023 (being the last trading day prior to the announcement of the Arrangement).
Each Small Pharma Share held by Dissenting Shareholders will be deemed to have been transferred to Small Pharma (free and clear of any encumbrances), without any further act or formality, and such Dissenting Shareholders will cease to have any rights as a Small Pharma Shareholder other than the right to be paid the fair value for their Small Pharma Shares by Small Pharma.
Small Pharma Options
Pursuant to the Plan of Arrangement, each In-the-Money Small Pharma Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be and shall be deemed to be, exercised and surrendered to Small Pharma for cancellation and the holders thereof shall receive, in respect of each such surrendered In-the-Money Small Pharma Option, the Option Consideration. Each Out-of-the-Money Small Pharma Option outstanding at the Effective Time, shall be, and shall be deemed to be, surrendered to Small Pharma for cancellation and the holders thereof shall receive, in respect of each such surrendered Out-of-the-Money Small Pharma Option, a cash payment from the Small Pharma equal to $0.001 per Out-of-the-Money Small Pharma Option.
Cybin Shares
If the Arrangement is completed, the actual number of Cybin Shares that will be issued on the Effective Date will depend on (i) the number of Small Pharma Shares issued and outstanding on the Effective Date, which may be affected by the number of Small Pharma Options that are exercised prior to the Effective Date, and (ii) the number of Small Pharma Shares held by Dissenting Shareholders.
Cybin anticipates that immediately following the completion of the Arrangement, current Cybin Shareholders and Former Small Pharma Shareholders will own approximately 74.3% and 25.7% of the outstanding Cybin Shares, respectively, based on the number of Cybin Shares outstanding upon execution of the Arrangement Agreement, and assuming that: (i) no Small Pharma Shareholders will exercise Dissent Rights; (ii) 11,828,850 Small Pharma Options will be exercised prior to the Effective Time; (iii) no other Small Pharma Options will be Small Pharma In-the-Money Options at the Effective Time.
Procedural Steps
The Arrangement is proposed to be carried out pursuant to Part 9, Division 5 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:
(a)    the Arrangement Resolution must be approved by Small Pharma Shareholders at the Small Pharma Meeting in the manner set forth in the Interim Order;
(b)    the Acquisition Resolution must be approved by Cybin Shareholders at the Meeting in the manner required by the Cboe Canada;
(c)    the Court must grant the Final Order approving the Arrangement; and
(d)    all other conditions precedent to the Arrangement must be satisfied or waived by the appropriate Party.
There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.
Required Approvals
Shareholder Approvals
Cybin Shareholder Approval
Pursuant to subsection 10.11(1)(b) of the NEO Exchange Listings Manual, the Cboe Canada requires shareholder approval of an acquisition in circumstances where the total number of securities issuable by a listed issuer pursuant to an acquisition is more than 25% of the total number of securities of the listed issuer outstanding (calculated on a non-diluted basis). Pursuant to the Arrangement, Cybin expects to issue 81,010,487 Cybin Shares to Former Small Pharma Shareholders, representing approximately 34.5% of the 234,683,234 Cybin Shares issued and outstanding (on a non-diluted basis) as at the date of the Arrangement Agreement. Accordingly, at the Meeting, Cybin Shareholders will be asked to approve the Acquisition Resolution authorizing the Arrangement.
The Cboe Canada requires that the Acquisition Resolution must be approved at the Meeting by a simple majority of the votes cast on the Acquisition Resolution by Cybin Shareholders present (virtually) or represented by proxy at the Meeting. If the Acquisition Resolution is not approved by Cybin Shareholders, Cybin will not be able to satisfy the listing requirements of Cboe Canada, and the Arrangement will not proceed.

The Cybin Board unanimously recommends that Cybin Shareholders VOTE FOR the Acquisition Resolution.
The full text of the Acquisition Resolution is set out in Schedule A.
Small Pharma Shareholder Approval
It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Small Pharma Meeting.
Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Small Pharma Shareholders present in person (virtually) or represented by proxy at the Small Pharma Meeting.
Court Approvals
On September 13, 2023, the Court granted the Interim Order providing for the calling and holding of the Small Pharma Meeting and other procedural matters.
The BCBCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Acquisition Resolution and the Arrangement Resolution are approved at the Meeting and the Small Pharma Meeting, respectively, Small Pharma intends to make an application to the Court for the Final Order. The Court hearing in respect of the Final Order is expected to take place on or about October 17, 2023 via teleconference at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard.
Stock Exchange Listings
As soon as practicable following completion of the Arrangement, Cybin intends to apply to applicable Canadian securities regulators to have Small Pharma cease to be a reporting issuer and to have the Small Pharma Shares delisted from the TSXV and removed from quotation on the OTCQB Market.
Cybin has applied to or will apply to list the Consideration Shares on the Cboe Canada and NYSE American. It is a condition to completion of the Arrangement that the Cboe Canada and the NYSE American will have conditionally approved the listing of the Consideration Shares, subject to satisfaction of standard listing conditions.
Securities Laws Matters
Canadian Securities Laws
The Cybin Shares distributed pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws, will generally be “freely tradable” and the resale of such Cybin Shares will be exempt from the prospectus requirements (and not subject to any “restricted period” or “hold period”) under applicable Canadian Securities Laws if the following conditions are met: (i) the trade is not a control distribution (as defined under applicable Canadian Securities Laws); (ii) no unusual effort is made to prepare the market or to create a demand for Cybin Shares; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an insider or an officer of Cybin, the selling securityholder has no reasonable grounds to believe that Cybin is in default of securities legislation.
U.S. Securities Laws
A general overview of certain requirements of U.S. Securities Laws that may be applicable to Small Pharma Securityholders is set out in this Circular under the heading “The Arrangement – Securities Laws Matters – U.S. Securities Laws”. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable U.S. Securities Laws.

Subject to obtaining the Final Order, the issuance of the Consideration Shares to Small Pharma Shareholders in exchange for the Small Pharma Shares, in each case pursuant to the Arrangement, will be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption.
The Arrangement Agreement
The Arrangement will be effected in accordance with the Arrangement Agreement and the Plan of Arrangement. A copy of the Arrangement Agreement, including the Plan of Arrangement, can be found under Cybin’s SEDAR+ profile at www.sedarplus.com and on EDGAR at www.sec.gov. The Plan of Arrangement is also attached as Schedule B to this Circular. Summaries of certain key terms of the Arrangement Agreement and the Plan of Arrangement are provided under “The Arrangement Agreement”. Such summaries are qualified in their entirety by reference to the full text of the Arrangement Agreement and the Plan of Arrangement.
In addition to certain covenants, representations and warranties made by each of Small Pharma and Cybin in the Arrangement Agreement, each Party has provided certain non-solicitation covenants, agreeing not to solicit, promote, facilitate or knowingly encourage an Acquisition Proposal from any third party. However, a Party may, prior to obtaining the Cybin Shareholder Approval or the Small Pharma Shareholder Approval, as applicable, respond to an Acquisition Proposal that constitutes or could reasonably be expected to lead to a Superior Proposal, subject to the other Party’s right to match any such Superior Proposal within five Business Days.
The Arrangement Agreement may be terminated by mutual written consent of Small Pharma and Cybin and by each Party in certain circumstances as more particularly set forth in the Arrangement Agreement, including the failure to obtain the requisite Cybin Shareholder Approval or the Small Pharma Shareholder Approval. Subject to certain limitations, each Party may also terminate the Arrangement Agreement if the Arrangement Agreement is not consummated by the Outside Date, which date can be extended by written agreement of the Parties.
If the Arrangement Agreement is terminated, in certain circumstances, Small Pharma or Cybin, as applicable, will be required to pay the Other Party a Termination Fee of $2 million, or Cybin may be required to pay to Small Pharma an Expense Reimbursement Amount of $400,000 as a reimbursement for costs and expenses incurred in connection with the Arrangement.
See “The Arrangement Agreement” for a more detailed summary of the material terms of the Arrangement Agreement.
Support and Voting Agreements
Cybin Support and Voting Agreements
Each of the directors and senior officers of Cybin, who collectively hold approximately 17% of the issued and outstanding Cybin Shares as at the Record Date, have entered into a Cybin Support and Voting Agreement with Small Pharma pursuant to which each such individual has agreed to, among other things, vote all Cybin Shares beneficially owned by them in favour of the Acquisition Resolution, subject to the terms and conditions of such agreements.
Small Pharma Support and Voting Agreements
Cybin has entered into Small Pharma Support and Voting Agreements with each of the directors and senior officers of Small Pharma who own Small Pharma Shares, and Small Pharma’s largest shareholder, pursuant to which each such individual has agreed to, among other things, vote all Small Pharma Shares beneficially owned by them in favour of the Arrangement Resolution, subject to the terms and conditions of such agreements. As of the date hereof, these directors and senior officers and Small Pharma’s largest shareholder collectively beneficially owned or exercised control or direction over approximately 28.8% of the issued and outstanding Small Pharma Shares.
Risk Factors
Cybin Shareholders voting in favour of the Acquisition Resolution will be choosing to endorse the proposed acquisition of Small Pharma by Cybin. The Arrangement involves risks. The following is a list of certain risk factors associated specifically with the Arrangement and which Cybin Shareholders should carefully consider in evaluating whether to approve the Acquisition Resolution:
·    Cybin and Small Pharma may fail to realize the anticipated benefits of the Arrangement;
·    the conditions to completion of the Arrangement, including among other things, the approval of the Arrangement Resolution by Small Pharma Shareholders, approval of the Acquisition Resolution by Cybin Shareholders, the Cboe Canada and NYSE American approval and Court approval, may not be satisfied or waived by the Outside Date, or at all, which may result in the Arrangement not being completed;
·    risks related to the integration of Cybin’s and Small Pharma’s existing businesses, including that Cybin Shareholders may be exposed to additional business risks not previously applicable to their investments in Cybin Shares;
·    the Arrangement Agreement could be terminated by either Party under certain circumstances;
·    the Termination Fee payable under the Arrangement Agreement in certain circumstances may discourage third parties from proposing a significant business transaction with Cybin;
·    completion of the Arrangement will result in a significant number of additional Cybin Shares being issued and available for trading in the public market, which will have a dilutive effect on Cybin Shareholders; and
·    risks related to the development of psychedelic-based treatment options by Post-Arrangement Cybin.
The risk factors listed above are an abbreviated list of risk factors summarized elsewhere in this Circular, including under the heading “Risk Factors”.
If the Arrangement is completed, Cybin will become subject to certain risks involved with Small Pharma’s business. In addition, whether or not the Arrangement is completed, Cybin will continue to face many of the risks that it currently faces with respect to its business and affairs. For a description of these risk factors see “Risk Factors” in the Small Pharma AIF and the Cybin AIF, respectively, each of which are incorporated by reference in this Circular and are available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov.

THE ARRANGEMENT
Background to the Arrangement & Recommendations
On August 28, 2023, Cybin entered into the Arrangement Agreement with Small Pharma, which sets out the terms and conditions for the implementation of the Arrangement, which will be effected by way of the Plan of Arrangement. Pursuant to the Arrangement, Cybin will acquire all of the issued and outstanding Small Pharma Shares in exchange for the Consideration of 0.2409 Cybin Shares for each Small Pharma Share.
Background to the Arrangement
The Arrangement Agreement is the result of arm’s length negotiations among representatives of Cybin and Small Pharma and their respective financial and legal advisors. The following is a summary of the material events that preceded the execution and public announcement of the Arrangement Agreement.
Cybin regularly reviews its overall corporate strategy and long-term strategic plan with the goal of maximizing shareholder value, including identifying and evaluating potential strategic transactions, and engaging in preliminary conversations with potential counterparties. Small Pharma has been of interest to Cybin since January 2021, when the companies entered into initial exploratory discussions. Eric So, Chair and President of Cybin and Doug Drysdale, Chief Executive Officer of Cybin, and Small Pharma representatives including Peter Rands, then Chief Executive Officer and a director, and George Tziras, then Chief Business Officer and a director, held meetings in the United Kingdom, the United States and via web conference. Based on those meetings, both parties determined that given their respective stages of development, a strategic transaction would be premature, and discussions were terminated. The Cybin Board was informed that Small Pharma was of interest to Cybin, and that initial exploratory discussions had been attempted.
In mid-June 2023, following significant progress by both Cybin and Small Pharma on their respective development programs, Mr. So, Mr. Drysdale and Mr. Tziras revisited discussions regarding a potential strategic transaction. Management of Cybin concluded that a potential business combination with Small Pharma remained an attractive opportunity to maximize shareholder value, and should be explored further.
On June 21, 2023, following initial discussions, the Parties entered into a reciprocal confidentiality agreement to facilitate each Party’s provision of non-public information to the other Party. Later that day, Mr. Drysdale and Mr. So met in person with Mr. Tziras, Chief Executive Officer of Small Pharma, to discuss a potential transaction whereby Cybin would acquire 100% of the issued and outstanding Small Pharma Shares Cybin reviewed Small Pharma’s capitalization and financial position, and developed a share exchange model to determine the relative valuation of the two companies in a potential business combination, which formed a basis of subsequent negotiations.
On June 27, 2023, Cybin engaged Gowling WLG as its legal counsel to provide advice on the structure and proposed terms of the possible transaction.
On June 30, 2023, Mr. Drysdale presented Mr. Tziras with a non-binding letter of intent outlining the basic terms of a potential transaction, including the proposed share exchange model and the respective valuations of the two companies, and exclusivity obligations during negotiations, among other things. Small Pharma received and reviewed Cybin’s non-binding letter of intent, in consultation with its financial advisor, Jefferies International Limited, its legal counsel, Aird & Berlis, and the Small Pharma Special Committee.
The non-binding letter of intent was negotiated extensively throughout July 2023 based on different potential acquisition scenarios and valuation approaches. It was determined that in light of market volatility affecting the price for the Cybin Shares and the Small Pharma Shares, it would be preferable to negotiate the consideration for Small Pharma based on a fixed exchange ratio based on the proportionate share of the combined entity resulting from a transaction that would be held by the Cybin Shareholders and Small Pharma Shareholders.
On July 18, 2023, Jefferies International Limited, on behalf of Small Pharma, delivered an amended draft of the non-binding letter of intent, signalling Small Pharma’s interest in pursuing a potential transaction, subject to adjustment to various terms including consideration, deal protections, board representation, the terms of the post-transaction lock-up agreements, as well as being subject to ongoing due diligence and finalizing definitive transaction documents.

Following further negotiations, including a call on July 25, 2023, between management of Cybin, Small Pharma and its financial advisor, and the Parties’ respective legal counsel, the Parties reached an agreement on the non-binding letter of intent, including an increase in the proportionate share of the combined entity resulting from such a transaction that would be held by the Small Pharma Shareholders. On July 27, 2023, the Parties entered into the non-binding letter of intent, which provided for a 30-day exclusivity period (subject to extension under certain circumstances) to complete initial due diligence and negotiate the Arrangement Agreement. Management of Cybin subsequently informed the Cybin Board that the non-binding letter of intent had been executed, and that due diligence and negotiations were underway.

On July 31, 2023, Cybin delivered an initial legal due diligence request list to Small Pharma, and on August 2, 2023, Small Pharma delivered an initial legal due diligence request list to Cybin. Pursuant to the terms of the confidentiality agreement, each Party received access to diligence materials of the other Party via a virtual data room.
Between July 27, 2023, and August 27, 2023, each of Cybin and Small Pharma, working with their respective financial, technical, and legal advisors, completed detailed reciprocal due diligence. During that time, senior executives of both companies and their respective legal counsel and financial advisors convened multiple meetings and phone calls to discuss certain due diligence matters and negotiate the terms of the Arrangement Agreement and related documentation.
On August 4, 2023, Cybin and its legal counsel, Gowling WLG, provided a draft arrangement agreement to Small Pharma’s legal counsel, Aird & Berlis, for its review and comment. Subsequent to the delivery of the draft arrangement agreement, the Parties and their respective legal counsel discussed various structuring matters. On August 11, 2023, Aird & Berlis formally replied to Gowling WLG with revisions to the draft arrangement agreement.
Between August 11 and August 28, 2023, the Cybin and Small Pharma transaction teams, assisted by their respective legal and financial advisors, negotiated the terms of the Arrangement Agreement as well as the forms ancillary documents including the Plan of Arrangement, Lock-up Agreement, and Voting Support Agreements, with a view to completing negotiations and, if desirable, seeking final approvals of the Cybin Board and Small Pharma Board. Over this period, representatives of Small Pharma, Cybin and their respective legal and financial advisors held numerous internal and/or all-party conference calls to discuss the progress of business and legal due diligence and to negotiate the Arrangement Agreement and ancillary documents. Numerous drafts of the Arrangement Agreement and ancillary documents were exchanged by the Parties and their legal advisors.
On August 25, 2023, management of Cybin notified the Cybin Board that it appeared that a transaction with Small Pharma could be accomplished, and provided an update on the terms of the Arrangement Agreement that had been negotiated, the strategic rationale of the transaction, and preliminary due diligence findings. On August 27, 2023, the directors and executive officers of Cybin were presented with the Small Pharma Voting Support Agreement, and the directors and executive officers of Small Pharma were presented with the Cybin Voting Support Agreement, for their respective consideration and execution.
On August 27, 2023, with the approval of Small Pharma’s management, Mr. Tziras and Mr. Drysdale approached Peter Rands, a significant Small Pharma Shareholder, in connection with the proposed Arrangement. Mr. Drysdale presented Mr. Rands with a form of Cybin Voting Support Agreement and Lock-up Agreement, and requested that he and the beneficial owner of any other Small Pharma Shares over which he had control or direction execute a Cybin Voting Support Agreement. Mr. Rands, Mr. Drysdale and Mr. Tziras negotiated the terms of such agreements until the early morning of August 28, 2023.
On August 27, 2023, the Cybin Board met formally to consider the merits of the Arrangement and final terms and conditions of the Arrangement Agreement and ancillary documents. The Cybin Board members were joined by representatives of Gowling WLG, and members of management. During this meeting, Cybin management presented to the Cybin Board its conclusions and analyses of the potential benefits and risks of the Arrangement, including key transaction terms and conditions, and the results of their due diligence investigation. Representatives of Gowling WLG provided an overview of the specific terms and conditions of the Arrangement Agreement and other ancillary documents, and answered questions from the Cybin Board. The Cybin Board carefully considered management’s advice on the potential synergies that could come from the Arrangement, the consideration and share exchange ratio, the amount of the Termination Fees, provisions requiring Cybin to reimburse Small Pharma’s expenses under certain circumstances, the other proposed terms of the Arrangement Agreement and Plan of Arrangement, as well as the other the factors set out below under “Reasons for the Arrangement”. The Cybin Board also considered each Party’s shareholder approval requirements, the Voting Support

Agreements to be entered into by the Cybin Supporting Shareholders and the Small Pharma Supporting Shareholders, and the Lock-Up Agreements to be entered into by the Small Pharma Supporting Shareholders on the Effective Date.
After duly considering the transaction terms, the benefits and risks associated with the Arrangement, and other considerations such as potential impacts of the Arrangement on the Cybin Shareholders and other stakeholders, and the timing of the Arrangement, the Cybin Board, among other things, unanimously: (i) determined that the Arrangement is in the best interests of Cybin; (ii) approved the Arrangement Agreement, and (iii) and resolved to recommend that Cybin Shareholders vote in favour of the Acquisition Resolution. The Cybin Board also authorized management to finalize the form of the Arrangement Agreement the related transaction documents, and execute and deliver them on behalf of Cybin. The determinations of the Cybin Board were confirmed by a written resolution early in the morning on August 28, 2023.
The Arrangement Agreement, the Small Pharma Voting Support Agreements, and the Cybin Voting Support Agreements were entered into early in the morning on August 28, 2023. Following a brief halt in trading of the Cybin Shares and the Small Pharma Shares, the execution of the Arrangement Agreement was publicly announced by joint press release. Later in the morning on August 28, 2023, the Parties provided a webcast presentation regarding the proposed Arrangement.
Recommendation of the Board
The Cybin Board, after careful consideration, including a thorough review of the Arrangement Agreement, as well as a thorough review of other matters, including those discussed in this Circular, has unanimously: (i) determined that the Arrangement and the entry into the Arrangement Agreement are in the best interests of Cybin; (ii) approved the Arrangement Agreement and the transactions contemplated thereby; and (iii) resolved to recommend that Cybin Shareholders vote in favour of the Acquisition Resolution (collectively, the “Cybin Board Recommendation”).
The Cybin Board unanimously recommends that Cybin Shareholders VOTE FOR the Acquisition Resolution.
In coming to its conclusion and recommendations the Cybin Board considered, among others, the following factors:
(a)    the purpose and anticipated benefits of the Arrangement as outlined under “Background to the Arrangement & Recommendations – Reasons for the Arrangement” and elsewhere in this Circular;
(b)    information concerning the financial condition, results of operations, business plans and prospects of Cybin, and the resulting potential for the enhancement of the business efficiency, management effectiveness and financial results of Post-Arrangement Cybin;
(c)    the alternatives available to Cybin; and
(d)    the potential risks and negative factors relating to the Arrangement, as outlined under “Background to the Arrangement & Recommendations – Reasons for the Arrangement”, “Risk Factors” and elsewhere in this Circular.
The foregoing discussion of the information and factors considered by the Cybin Board is not intended to be exhaustive.
Reasons for the Arrangement
In the course of its evaluation of the Arrangement and in reaching the Cybin Board Recommendation, the Cybin Board consulted with Cybin’s senior management, and its legal counsel, and considered a number of strategic, financial and operational factors and potential benefits and risks of the Arrangement, including, without limitation, those listed below, and in light of the Cybin Board’s knowledge of the business, financial condition and prospects of Cybin.
The following is a summary of certain primary factors considered and relied upon by the Cybin Board in reaching its unanimous recommendation that Cybin Shareholders VOTE FOR the Acquisition Resolution:
    Highly Complementary and Diversified Asset Portfolio. The combination creates an international, clinical-stage leader, with an expanded portfolio of clinical-stage psychedelic assets (CYB003 – Cybin’s proprietary deuterated psilocybin analog, CYB004 – Cybin’s proprietary deuterated DMT molecule, SPL028 – Small Pharma’s deuterated DMT, and SPL026 – Small Pharma’s first generation DMT) and pre-clinical assets that are highly complementary. Post-Arrangement Cybin’s combined DMT programs will constitute a significantly expanded dataset of systematic research on these short-duration psychedelic molecules, strengthening Post-Arrangement Cybin’s ability to make informed, data-driven strategic decisions for its development programs, increasing the likelihood of success.
·    Enhanced and Diversified Development Potential. Post-Arrangement Cybin will be able to pursue an expanded development portfolio, with multiple milestones anticipated to be initiated and/or completed over the next 12 to 18 months. This includes, but is not limited to: (i) determining safety and efficacy interactions of DMT in patients with MDD on SSRIs; (ii) first in-human readouts of deuterated DMT compounds using IV (CYB004 and SPL028) and IM (SPL028) routes of administration; (iii) efficacy, safety and tolerability readout of CYB003 in MDD patients; and, (iv) subject to the availability of financing and applicable regulatory approvals: (a) initiation of a pivotal efficacy study of CYB003; and (b) initiation of an efficacy study on a deuterated DMT compound. The addition of Small Pharma’s experience and expertise in the United Kingdom and Europe will increase Cybin’s ability to advance research and development activities in those markets.
·    Strengthened Intellectual Property Portfolio. Post-Arrangement Cybin will hold the most impressive intellectual property portfolio in the psychedelic drug development sector. Based on patents and patent applications held by Cybin and Small Pharma as of the date of this Circular, Post-Arrangement Cybin will hold 160 pending patent applications, including five allowed applications, as well as 30 granted patents protecting its clinical and preclinical molecules. This extensive intellectual property portfolio creates an unmatched opportunity for Post-Arrangement Cybin to develop next-generation novel compounds for a number of mental health disorders that may be amenable to treatment with psychedelic therapies.
·    Operational and Financial Synergies. Post-Arrangement Cybin is expected to benefit from significant operational and financial synergies through the combination of the Parties’ research and development portfolios, and corporate general and administrative cost savings.
·    Improved Financial Position. Post-Arrangement Cybin will have, on a pro forma basis as at June 30, 2023, estimated cash of approximately $17.66 million, as well as access to two accessible financing arrangements, including (i) an at-the-market equity program that allows Cybin to issue and sell up to US$35 million of Cybin Shares, from time to time, which was renewed by Cybin in August 2023; and (ii) a common share purchase agreement with LPC dated May 30, 2023 whereby Cybin has the right to sell, and LPC is obligated to purchase, up to US$30 million of Cybin Shares over a 36-month period (of which US$29.5 million remains unsold as at the date of this Circular).
·    Strong Research and Development and Leadership Teams. Stakeholders will benefit from the combination of two experienced biotechnology teams with a proven track record of success across the biotechnology and pharmaceutical sectors. George Tziras, Small Pharma’s Chief Executive Officer, will also be joining the Cybin Board.
·    Consideration of Alternatives. Taking into account the degree to which Small Pharma’s assets and operations complement those of Cybin, organic growth opportunities currently available to Cybin, and other potential acquisition opportunities, management of Cybin and the Cybin Board have assessed the alternatives reasonably available. The completion of the Arrangement is consistent with Cybin’s strategic objectives, which include the development of its existing clinical- and pre-clinical-stage assets, and the pursuit through acquisition of additional clinical and pre-clinical-stage assets that contribute to corporate growth. Cybin believes that Post-Arrangement Cybin will be better positioned to pursue a value maximizing strategy as a result of the anticipated benefits of the Arrangement.
·    Strong Director, Officer and Shareholder Support. The Arrangement has strong director, officer, and shareholder support. All of the directors and senior officers of Cybin, and certain shareholders of Cybin, who collectively hold approximately 17% of the issued and outstanding Cybin Shares as at the record date of August 30, 2023 (the “Record Date”) have entered into support and voting agreements with Small Pharma concurrently with the execution of the Arrangement Agreement pursuant to which they have agreed, among other things, to vote their Cybin Shares in favour of the Acquisition Resolution at the Meeting and otherwise support the Arrangement.
·    In addition, each of the directors and executive officers of Small Pharma who owns Small Pharma Shares, and Small Pharma’s largest shareholder, who collectively hold or exercise control or direction over approximately 28.8% of the issued and outstanding Small Pharma Shares as at the date of the Arrangement Agreement, have entered into support and voting agreements with Cybin concurrently with the execution of the Arrangement Agreement pursuant to which they have agreed, among other things, to support the Arrangement and vote their Small Pharma Shares in favour of the resolution to approve the Arrangement at the Small Pharma Meeting. See “Support and Voting Agreements”.
In the course of its deliberations, the Cybin Board also considered the various procedural and qualitative safeguards provided by the terms of the Arrangement Agreement to protect the interests of Cybin and Cybin Shareholders, including:
·    Shareholder Approval. The Acquisition Resolution must be approved by a simple majority of the votes cast on the Acquisition Resolution by Cybin Shareholders present (virtually) or represented by proxy at the Meeting. See “The Arrangement – Required Approvals – Shareholder Approvals”.
·    Detailed Due Diligence. Cybin, including its management and legal and finance teams, with assistance from outside legal advisors, completed a detailed diligence review of Small Pharma, including its material intellectual property and clinical trials.
·    Deal Protections and Right to Match. The Arrangement Agreement provides express limitations on Small Pharma’s ability to solicit interest from third parties, and in addition, provides that Cybin shall have the right to match any unsolicited Acquisition Proposal received prior to the approval of the Arrangement Resolution and Acquisition Resolution by Small Pharma Shareholders and Cybin Shareholders, respectively, that constitutes a Superior Proposal for the Small Pharma Shares. In the event of a termination of the Arrangement Agreement by Small Pharma in response to a Superior Proposal received by Small Pharma, the amount of the Termination Fee payable to Cybin is reasonable in the circumstances. See “The Arrangement Agreement – Non-Solicitation Covenants and Right to Match” and “The Arrangement Agreement – Expenses and Termination Fees”.
The Cybin Board also considered a number of potential risks in respect of the Arrangement, including:
·    Risk of Non-Completion. The risks to Cybin if the Arrangement is not completed, including the costs to Cybin in resources and management attention in pursuing the Arrangement and the restrictions on Cybin’s conduct of its business prior to the completion of the Arrangement.
·    Termination Rights. The right of Small Pharma to terminate the Arrangement Agreement under certain limited circumstances.
·    Required Approvals. The potential risk of not obtaining certain consents from third parties required to complete the Arrangement, including from the Court, Small Pharma Shareholders, Cybin Shareholders or any other third party whose consent is required including, without limitation, Regulatory Approvals.
·    Termination Fee and Expense Reimbursement. The Termination Fee payable to Small Pharma in certain circumstances, including if Cybin enters into an agreement with a third party to acquire Cybin that constitutes a Superior Proposal. Additionally, in certain circumstances, the Expense Reimbursement Amount may be payable to Small Pharma.
The Cybin Board’s reasons for recommending the Arrangement include certain assumptions relating to forward-looking statements, and such information and assumptions are subject to various risks. See “Forward-Looking Statements” and “Risk Factors” in this Circular.
The information and factors described above and considered by the Cybin Board in reaching the Cybin Board Recommendation are not intended to be exhaustive, but include material factors considered by the Cybin Board. In its evaluation of the Arrangement and in reaching the Cybin Board Recommendation, the Cybin Board did not quantify or otherwise attempt to assign any relative or specific weights to the foregoing factors, and individual directors may have assigned different weightings to different factors.
The Cybin Board realized that there are risks associated with the Arrangement, including that some of the potential benefits set forth above may not be realized or that there may be significant costs associated with realizing such benefits. The Cybin Board believes that the factors in favour of the Arrangement outweigh the risks and potential disadvantages, although there can be no assurance in this regard. See “Risk Factors”.
The Arrangement
Procedural Steps
The Arrangement is proposed to be carried out pursuant to section 288 of the BCBCA. The following procedural steps must be taken in order for the Arrangement to become effective:
(a)    the Arrangement Resolution must be approved by Small Pharma Shareholders at the Small Pharma Meeting in the manner set forth the Interim Order;
(b)    the Acquisition Resolution must be approved by Cybin Shareholders at the Meeting;
(c)    the Court must grant the Final Order approving the Arrangement;
(d)    Cybin must deposit or cause to be deposited with the Depositary in escrow the Consideration Shares and cash required to effect payment in full of the aggregate consideration to be paid pursuant to the Arrangement;
(e)    all other conditions precedent to the Arrangement must be satisfied or waived by the appropriate Party; and
(f)    the Parties must implement the Arrangement in accordance with the Final Order.
There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis or at all.
Effects of the Arrangement
General
The purpose of the Arrangement is to effect the business combination of Cybin and Small Pharma through the acquisition of all of the issued and outstanding Small Pharma Shares by Cybin. The Arrangement will be implemented by way of a Court-approved plan of arrangement under the BCBCA in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement. For a detailed description of the steps which will occur under the Plan of Arrangement on the Effective Date, assuming all conditions to the implementation of the Arrangement have been satisfied or waived, please see the full text of the Plan of Arrangement attached as Schedule B to this Circular.
The Arrangement will result in the issuance of 0.2409 Cybin Shares to each Small Pharma Shareholder (excluding Dissenting Shareholders) for each Small Pharma Share held immediately prior to the Effective Time.
No fractional Cybin Shares will be issued in connection with the Arrangement. Instead, in the event that a former Small Pharma Securityholder would otherwise be entitled to a fractional Consideration Share, the number of Cybin Shares to be issued to such Small Pharma Securityholder will be rounded down to the nearest whole Cybin Share, without additional compensation.
The issuance of the Cybin Shares pursuant to the Arrangement, and the Arrangement itself, will not result in a material impact on the control or direction over Cybin.

Small Pharma Shares
As at the date of the Arrangement Agreement and as at the date of this Circular, there are 324,453,787 Small Pharma Shares outstanding.
Under the terms of the Arrangement, each Small Pharma Share outstanding at the Effective Time (other than Small Pharma Shares held by Dissenting Shareholders) will be deemed to be transferred to Cybin in exchange for the Consideration. The Exchange Ratio implies a consideration of approximately $0.10 per Small Pharma Share based on the closing price of the Cybin Shares of $0.415 on the Cboe Canada on August 25, 2023 (being the last trading day prior to the signing of the Arrangement Agreement).
Each Small Pharma Share held by Dissenting Shareholders will be deemed to have been transferred to Small Pharma (free and clear of any encumbrances), without any further act or formality, and such Dissenting Shareholders will cease to have any rights as a Small Pharma Shareholder other than the right to be paid the fair value for their Small Pharma Shares by Small Pharma.
The Plan of Arrangement provides that Small Pharma Shares not deposited together with a duly completed Letter of Transmittal and all other required documents on or before the sixth anniversary of the Effective Date will be automatically cancelled without any repayment of capital in respect thereof.
Small Pharma Options
Pursuant to the Arrangement, all of the Small Pharma Options outstanding immediately prior to the Effective Time will cease to exists on the following basis: (i) each In-the-Money Small Pharma Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be and shall be deemed to be, exercised and surrendered to Small Pharma for cancellation and the holders thereof shall receive, in respect of each such surrendered In-the-Money Small Pharma Option, the Option Consideration; and (ii) each Out-of-the-Money Small Pharma Option outstanding at the Effective Time, shall be, and shall be deemed to be, surrendered to Small Pharma for cancellation and the holders thereof shall receive, in respect of each such surrendered Out-of-the-Money Small Pharma Option, a cash payment from the Small Pharma equal to $0.001 per Out-of-the-Money Small Pharma Option.
As at the date of the Arrangement Agreement and as at the date of this Circular, there are 22,211,350 Small Pharma Options outstanding. At the Effective Time, assuming that the Small Pharma Share Value will be approximately $0.10 per Small Pharma Share, 11,828,850 Small Pharma Options would be In-the-Money Small Pharma Options. All such Small Pharma Options are expected to be exercised prior to the Effective Time. Accordingly, no Cybin Shares are expected to be issued upon the deemed exercise and surrender of In-the-Money Small Pharma Options pursuant to the Plan of Arrangement.
Cybin Shares
As at the date of the Arrangement Agreement and as at the Record Date, there are 234,683,234 Cybin Shares outstanding.
If the Arrangement is completed, approximately 81,010,487 Cybin Shares are expected to be issued to Small Pharma Shareholders. Immediately following the completion of the Arrangement, current Cybin Shareholders and Former Small Pharma Shareholders are expected to own approximately 74.3% and 25.7% of the outstanding Cybin Shares, respectively, as at the date of the Arrangement Agreement, and assuming that: (i) no Small Pharma Shareholders will exercise Dissent Rights; (ii) 11,828,850 Small Pharma Options will be exercised prior to the Effective Time; (iii) no other Small Pharma Options will be Small Pharma In-the-Money Options at the Effective Time, and (iv) no Cybin Shares will be issued prior to the Effective Time. The actual number of Cybin Shares that will be issued on the Effective Date will depend on the number of Small Pharma Shares issued and outstanding on the Effective Date.
Plan of Arrangement
The Plan of Arrangement sets out the steps and actions by which the Arrangement will be effected. The following is a summary only of the steps that will occur under the Plan of Arrangement on the Effective Date if all conditions to the completion of the Arrangement have been satisfied or waived. The following description of steps is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule B to this Circular.

Pursuant to the Plan of Arrangement, commencing at the Effective Time, the following will occur and will be deemed to occur in the following order without any further authorization, act or formality:
(a)    notwithstanding any vesting or exercise or other provisions to which a Small Pharma Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Small Pharma Option Plans), each Small Pharma Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be vested and exercisable, and without any further action by or on behalf of a Small Pharma Optionholder:
(i)    each In-the-Money Small Pharma Option outstanding at the Effective Time, shall be, and shall be deemed to be, exercised and surrendered to Small Pharma for cancellation and the holders thereof shall receive, in respect of each such surrendered In-the-Money Small Pharma Option, the Option Consideration; the Small Pharma Shares comprising the Option Consideration will have an issue price per share equal to the Small Pharma Share Value and shall be issued as fully paid and non-assessable common shares in authorized share structure of Small Pharma, and such Small Pharma Shares will be added to Small Pharma’s central securities register in the name of such Small Pharma Optionholder;
(ii)    each Out-of-the-Money Small Pharma Option outstanding at the Effective Time, shall be, and shall be deemed to be, surrendered to Small Pharma for cancellation and the holders thereof shall receive, in respect of each such surrendered Out-of-the-Money Small Pharma Option, a cash payment from Small Pharma equal to $0.001 per Out-of-the-Money Small Pharma Option, less any amount that may be withheld pursuant to the Plan of Arrangement;
(iii)    each Small Pharma Option holder will cease to be the holder of Small Pharma Options or to have any rights in respect of any Small Pharma Option (other than the right to receive the Option Consideration pursuant to paragraph (i) above or cash payment pursuant to paragraph (ii) above) or under any Small Pharma Option Plan and the name of such Small Pharma Option holder will be removed from the applicable securities register of the Small Pharma with respect to all Small Pharma Options;
(b)    the Small Pharma Option Plans and all agreements, arrangements and understandings relating to any and all Small Pharma Options shall be terminated and shall be of no further force and effect;
(c)    each Dissent Share held by a Dissenting Shareholder shall be, and shall be deemed to be, surrendered to Small Pharma by the holder thereof, without any further act or formality by such Dissenting Shareholder, free and clear of all encumbrances, and each such Dissent Share so surrendered shall be cancelled and thereupon each Dissenting Shareholder shall cease to have any rights as a holder of such Dissent Shares other than a claim against Small Pharma in an amount determined and payable in accordance with Article 4 of the Plan of Arrangement and the name of such Dissenting Shareholder shall be removed from the central securities register of holders of Small Pharma Shares; and
(d)    each Small Pharma Share outstanding immediately prior to the Effective Time including, for greater certainty Small Pharma Shares issued at the Effective Time pursuant to paragraph (a)(i) above, other than Dissent Shares or Small Pharma Shares held by Cybin, shall be transferred to Cybin without any further act or formality by such former Small Pharma Shareholder free and clear of any encumbrances, and each such Former Small Pharma Shareholder shall be removed from Small Pharma’s central securities register of holders of Small Pharma Shares, and in consideration thereof, each such Former Small Pharma Shareholders shall receive the Share Consideration, subject to any withholding pursuant to the Plan of Arrangement.
No fractional Cybin Shares will be issued in connection with the Plan of Arrangement. The number of Cybin Shares to be issued will be rounded down to the nearest whole number of Cybin Shares in the event that any person would otherwise be entitled to a fractional Cybin Share.
Directors
Following the completion of the Arrangement, it is expected that the board of directors of Post-Arrangement Cybin will be led by the current Chair of the Cybin Board, Eric So, and that the board of directors will be comprised of seven directors, including the six current directors of Cybin, being Theresa Firestone, Grant Froese, Paul Glavine, Eric Hoskins, Mark Lawson, and Eric So, together with George Tziras, a current director of Small Pharma.
Cybin has agreed to make all commercially reasonable best efforts to ensure that, with effect as and from the Effective Time, Mr. Tziras will be appointed to the Cybin Board and that at each meeting of the Cybin Shareholders, held to consider the election of directors following the Effective Date until and including the annual meeting of Cybin Shareholders that occurs in 2025, Mr. Tziras will be nominated by management of Cybin for election as a director of Cybin; provided that (i) at all relevant times Mr. Tziras is and remains qualified and eligible to act as a director of Cybin under applicable laws, (ii) Mr. Tziras has delivered to Cybin a consent to act as a director of Cybin, and (iii) Cybin and Mr. Tziras will have entered into and remain parties to a director nominee agreement. See “Executive Officers and Directors of Post-Arrangement Cybin – Directors” in Schedule E to this Circular.
Timing
If the Acquisition Resolution and the Arrangement Resolution are passed at the Meeting and the Small Pharma Meeting, respectively, Small Pharma will apply for the Final Order. The Court hearing in respect of the Final Order is scheduled to take place on or about October 17, 2023 at 12:45 p.m. (Toronto time) (9:45 a.m. Vancouver time), or as soon thereafter as the hearing of the Final Order can be heard or at such other date and time as the Court may direct. If the Final Order is obtained in form and substance satisfactory to Cybin and Small Pharma, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at the beginning of the day (Vancouver time) on the Effective Date. It is currently expected that the Effective Date will occur on or about October 17, 2023, and in no event will completion of the Arrangement occur later than November 30, 2023, unless extended by mutual agreement of the Parties in accordance with the terms of the Arrangement Agreement.
Interest of Directors and Executive Officers in the Arrangement
To the knowledge of Cybin, none of the directors and executive officers of Cybin, or any of their respective affiliates, have any material interest in the Arrangement or the Acquisition Resolution that differs from the interests of Cybin Shareholders generally. As at September 12, 2023, the last trading day prior to the date of this Circular, neither Cybin, nor any of Cybin’s directors, executive officers, or any of their respective affiliates and associates, beneficially owned or exercised control or direction over, directly or indirectly, any Small Pharma Shares. Also see “Interest of Certain Persons in Matters to be Acted Upon”.
Required Approvals
Shareholder Approvals
Cybin Shareholder Approval
The Cboe Canada requires shareholder approval of an acquisition in circumstances where the total number of securities issuable by a listed issuer pursuant to the acquisition is more than 25% of the total number of securities of the listed issuer outstanding (calculated on a non-diluted basis). Pursuant to the Arrangement, Cybin expects to issue 81,010,487 Cybin Shares to Former Small Pharma Shareholders, representing approximately 34.5% of the 234,683,234 issued and outstanding Cybin Shares on a non-diluted basis as at the date of the Arrangement Agreement. Accordingly, at the Meeting, Cybin Shareholders will be asked to approve the Acquisition Resolution.
The full text of the Acquisition Resolution is set out in Schedule A. Also, see “The Arrangement – Effects of the Arrangement”.
The Acquisition Resolution must be approved at the Meeting by a simple majority of the votes cast on the Acquisition Resolution by Cybin Shareholders present (virtually) or represented by proxy at the Meeting. If the Acquisition Resolution is not approved by Cybin Shareholders, Cybin will not be able to satisfy the listing requirements of the Cboe Canada, and the Arrangement will not proceed.

Recommendation: The Cybin Board unanimously recommends that Cybin Shareholders VOTE FOR the Acquisition Resolution.
Proxies: Unless otherwise instructed, proxies in favour of the management designees will be VOTED FOR the Acquisition Resolution.
Notwithstanding the approval of the Acquisition Resolution by Cybin Shareholders at the Meeting, the Acquisition Resolution authorizes the Cybin Board, without further notice to or approval of the Cybin Shareholders, to elect not to proceed with the Arrangement or to revoke and not give effect to the Acquisition Resolution.
Small Pharma Shareholder Approval
It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Small Pharma Meeting.
Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further order of the Court, be approved by at least 66 ⅔% of the votes cast on the Arrangement Resolution by the Small Pharma Shareholders present in person (virtually) or represented by proxy at the Small Pharma Meeting (the “Small Pharma Shareholder Approval”).
Court Approvals
Interim Order
On September 13, 2023, the Court granted the Interim Order which provides for the calling and holding of the Small Pharma Meeting and other procedural matters.
Final Order
The BCBCA provides that a plan of arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, if the Acquisition Resolution and the Arrangement Resolution are approved at the Meeting and the Small Pharma Meeting, respectively, Small Pharma intends to make an application to the Court for the Final Order.
The Court hearing in respect of the Final Order is expected to take place on or about October 17, 2023 via teleconference at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard. At the Final Order hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. There can be no assurance that the Court will approve the Arrangement.
Stock Exchange Listings
Small Pharma is a reporting issuer under the securities Laws of each province and territory of Canada. The Small Pharma Shares are listed and posted for trading on the TSXV under the symbol “DMT” and are quoted on the OTCQB under the symbol “DMTFF”.
On August 25, 2023, the last trading day prior to announcement of the Arrangement, the closing price of the Small Pharma Shares on the TSXV was $0.085. On September 12, 2023, the last trading day prior to the date of this Circular, the closing price of the Small Pharma Shares on the TSXV was $0.09.
As soon as practicable following completion of the Arrangement, Cybin intends to apply to applicable Canadian securities regulators to have Small Pharma cease to be a reporting issuer and to have the Small Pharma Shares delisted from the TSXV and removed from quotation on the OTCQB.
Cybin is a reporting issuer under the securities Laws of each province and territory of Canada. The Cybin Shares are listed on the Cboe Canada under the trading symbol “CYBN” and on the NYSE American under the symbol “CYBN”.

It is a condition to the completion of the Arrangement that the Cboe Canada and NYSE American will have conditionally approved the listing of the Consideration Shares, subject only to customary conditions. The Cboe Canada has approved the Arrangement (including the listing of the Consideration Shares), subject to approval of the Cybin Shareholders, and Cybin has applied to the NYSE American to list the Consideration Shares. The NYSE American has not conditionally approved the listing of the Consideration shares as at the date of this Circular. Listing will be conditional on Cybin satisfying the standard listing conditions imposed by each exchange.
For information with respect to the trading history of the Cybin Shares and the Small Pharma Shares, see “Price Range and Trading Volumes of Cybin Shares” and “Market for Securities – Trading Price and Volume” in Schedule C of this Circular and in the Small Pharma AIF, respectively.
Securities Laws Matters
Canadian Securities Laws
The Cybin Shares distributed pursuant to the Arrangement will be issued in reliance on exemptions from the prospectus requirements of applicable Canadian Securities Laws, will generally be “freely tradable” and the resale of such Cybin Shares will be exempt from the prospectus requirements (and not subject to any “restricted period” or “hold period”) under applicable Canadian Securities Laws if the following conditions are met: (i) the trade is not a control distribution (as defined under applicable Canadian Securities Laws); (ii) no unusual effort is made to prepare the market or to create a demand for Cybin Shares; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling shareholder is an insider or an officer of Cybin, the selling securityholder has no reasonable grounds to believe that Cybin is in default of securities legislation.
U.S. Securities Laws
The issuance of the Cybin Shares to Small Pharma Securityholders in exchange for Small Pharma Shares (including Small Pharma Shares issued upon the exchange for In-the-Money Small Pharma Options pursuant to the Plan of Arrangement) has not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the Section 3(a)(10) Exemption and exemptions from applicable U.S. Securities Laws. The Section 3(a)(10) Exemption exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration under the U.S. Securities Act where the terms and conditions of the issuance and exchange of such securities have been determined to be substantively and procedurally fair to the persons to whom the securities will be issued by a court of competent jurisdiction, expressly authorized by Law to grant such approval, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on September 13, 2023 and, subject to the approval of the Arrangement Resolution by Small Pharma Shareholders and of the Acquisition Resolution by Cybin Shareholders, a hearing on the Arrangement will be held on or about October 17, 2023 by the Court. Accordingly, the Final Order, if granted, will constitute a basis for the Section 3(a)(10) Exemption from the registration requirement of the U.S. Securities Act. See “The Arrangement – Required Approvals – Court Approvals”. The issuance of the Consideration Shares to Small Pharma Securityholders in exchange for the Small Pharma Shares or In-the-Money Small Pharma Options, in each case pursuant to the Arrangement, will, therefore, be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption.
The Consideration Shares to be received by Small Pharma Securityholders pursuant to the Arrangement may be resold without restriction under the U.S. Securities Act, except by persons who are “affiliates” (as defined in Rule 144) of Cybin after the Effective Date or who have been affiliates of Cybin within 90 days before the Effective Date. Persons who may be deemed to be affiliates of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of Consideration Shares by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Consideration Shares outside the United States without registration under the U.S.

Securities Act pursuant to and in accordance with Regulation S. Such Consideration Shares may also be resold in transactions completed in accordance with Rule 144 under the U.S. Securities Act, if available.
The foregoing discussion is only a general overview of certain requirements of certain requirements of United States federal securities Laws that may be applicable to the resale of Cybin Shares to be received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable Securities Laws. The foregoing discussion does not address the Canadian Securities Laws that will apply to the issue to, or the resale within Canada of, the Cybin Shares by U.S. shareholders. U.S. shareholders reselling their Cybin Shares in Canada must comply with Canadian Securities Laws, as outlined above under “Securities Laws Matters – Canadian Securities Laws”.
The Arrangement Agreement
The following is a summary of certain terms of the Arrangement Agreement and is qualified in its entirety by the full text of the Arrangement Agreement, a copy of which can be found under Cybin’s SEDAR+ profile at www.sedarplus.com and on EDGAR at www.sec.gov, and the Plan of Arrangement, the full text of which is attached a schedule to the Arrangement Agreement, and is attached as Schedule B to this Circular. Cybin Shareholders are encouraged to read the Arrangement Agreement and Plan of Arrangement in their entirety.
In reviewing the Arrangement Agreement and this summary, readers are advised that this summary has been included to provide Cybin Shareholders with information regarding the key terms of the Arrangement Agreement and is not intended to provide any other factual information about Cybin, Small Pharma or any of their respective subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of Cybin and Small Pharma, which are summarized below. These representations and warranties have been made solely for the benefit of the Other Party and:
·    are not intended as statements of fact to investors, but rather, as a means of allocating risks between the Parties if those statements prove to be inaccurate, in certain circumstances subject to materiality;
·    have been qualified by certain confidential disclosures that were made to the Other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and
·    may apply standards of materiality that are different from what may be viewed as material by Cybin Shareholders, Small Pharma Shareholders or other investors.
Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and as described below may have changed since the date of the Arrangement Agreement and subsequent developments may have been included in this Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read on their own, but instead with the information contained elsewhere in this Circular and the documents incorporated by reference into this Circular.
Representations and Warranties
Representations and Warranties of Small Pharma
The Arrangement Agreement contains certain customary representations and warranties of Small Pharma relating to, among other things: (i) corporate existence of Small Pharma; (ii) the charter documents of Small Pharma; (iii) the capacity and power of Small Pharma to carry on its business; (iv) the qualification and registration of Small Pharma to conduct its business in each jurisdiction that is required to do so; (v) the requisite corporate power, authority and capacity of Small Pharma to perform its obligations under the Arrangement Agreement; (vi) the receipt of the Small Pharma Board approval of the Arrangement Agreement; (vii) absence of conflicts; (viii) regulatory approvals; (ix) consents of third parties; (x) the Small Pharma Board Recommendation; (xi) the receipt of a fairness opinion; (xii) brokers; (xiii) ownership of subsidiaries; (xiv) corporate existence of subsidiaries; (xv) available funds; (xvi) capitalization of Small Pharma; (xvii) convertible securities; (xviii) rights of outstanding securities (xix) options on assets; (xx) Small Pharma’s TSXV listing; (xxi) compliance with MI 61-101; (xxii) reporting issuer status; (xxiii) corporate records; (xxiv) books and records; (xxv) material changes; (xxvi) conduct of business; (xxvii) public disclosure record; (xxviii) financial statements; (xxix) absence of undisclosed liabilities; (xxx) compliance with Laws and permits; (xxxi) United States Laws; (xxxii) material contracts; (xxxiii) restrictions on business activities; (xxxiv) related party transactions; (xxxv) litigation; (xxxvi) shareholder rights plans; (xxxvii) tax; (xxxviii) employment matters; (xxxix); employee benefit plans; (xl) insurance; (xli) environmental laws; (xlii) title and rights regarding assets; (xliii) intellectual property; (xliv) patents and patent applications; (xlv) healthcare laws; (xlvi) healthcare regulatory compliance; (xlvii) suppliers; (xlviii) anti-corruption; (xlix) anti-money laundering and; (l) customs, trade laws and sanctions. The representations and warranties made by Small Pharma are, in certain cases, subject to specified exceptions or qualifications. For the complete text of the applicable provisions, see section 3.1 of the Arrangement Agreement.
Representations and Warranties of Cybin
The Arrangement Agreement contains certain customary representations and warranties of Cybin relating to, among other things: (i) corporate existence of Cybin; (ii) the charter documents of Cybin; (iii) the capacity and power of Cybin to carry on its business; (iv) the qualification and registration of Cybin to conduct its business in each jurisdiction that is required to do so; (v) the requisite corporate power, authority and capacity of Cybin to perform its obligations under the Arrangement Agreement; (vi) the receipt of the Cybin Board approval of the Arrangement Agreement; (vii) absence of conflicts; (viii) regulatory approvals; (ix) consents of third parties; (x) the Cybin Board Recommendation; (xi) ownership of subsidiaries; (xii) available funds; (xiii) capitalization of Cybin; (xiv) the issuance of the Consideration Shares; (xv) convertible securities; (xvi) rights of outstanding securities; (xvii) options on assets; (xviii) Cybin’s Cboe Canada and NYSE American listings; (xix) reporting issuer status; (xx) corporate records; (xxi) material changes; (xxii) conduct of business; (xxiii) public disclosure record; (xxiv) financial statements; (xxv) internal controls; (xxvi) disclosure controls and procedures; (xxvii) absence of undisclosed liabilities; (xxviii) compliance with Laws and permits; (xxix) Investment Canada Act matters (xxx) United States Laws; (xxxi) material contracts (xxxii) restrictions on business activities; (xxxiii) related party transactions; (xxxiv) litigation; (xxxv) tax; (xxxvi) employment matters; (xxxvii) employee benefit plans; (xxxviii) insurance; (xxxix); title and rights regarding assets; (xl) environmental laws; (xli) intellectual property; (xlii) patents and patent application; (xliii) healthcare laws; (xliv) healthcare regulatory compliance; (xlv) anti-corruption; (xlvi) anti-money laundering and; (xlvii) directors and officers. The representations and warranties made by Cybin are, in certain cases, subject to specified exceptions or qualifications. For the complete text of the applicable provisions, see section 3.2 of the Arrangement Agreement.
Covenants
In the Arrangement Agreement, each of Cybin and Small Pharma has agreed to certain covenants, including customary positive and negative covenants relating to conducting their respective businesses, and using commercially reasonable efforts to satisfy conditions precedent to their respective obligations under the Arrangement Agreement. In addition, each of Cybin and Small Pharma agreed to certain covenants in relation to the preparation of this Circular and the circular of Small Pharma with respect to the Small Pharma Meeting as well as the convening and conducting of the Meeting and the Small Pharma Meeting, respectively.
Pursuant to the Arrangement Agreement, each of Cybin and Small Pharma has covenanted, among other things, until the earlier of the completion of the Arrangement or the termination of the Arrangement Agreement, to maintain and preserve their respective businesses and refrain from taking certain actions outside the ordinary course.
Covenants Regarding the Conduct of Business of Small Pharma
In particular, Small Pharma, directly or indirectly, has agreed to, among other things and subject to certain qualifications, not to (i) adopt a plan of liquidation, dissolution, merger, consolidation or reorganization; (ii) make any changes to its existing accounting policies or adopt any new accounting policies, except, in each case, as required by applicable Laws or GAAP, (iii) (A) make, change or revoke any material tax election or designation; (B) settle or compromise any material tax claim, assessment, reassessment, liability, action, suit, proceeding, hearing or controversy; (C) filing any materially amended tax return; (D) enter into any material agreement with a Governmental Authority with respect to taxes; (E) enter into or change any material tax sharing, tax advance pricing agreement, tax allocation or tax indemnification agreement; (F) surrender any right to claim a material tax abatement, reduction, deduction, exemption, credit or refund; (G) consent to the extension or waiver of the limitation period applicable to any material tax matter; (H) make a request for a tax ruling to any Governmental Authority; or (I) materially amend or change any of its methods of reporting income, deductions or accounting for tax purposes, other than as may be required by Law (iv) declaring or paying any dividends or other distribution or payment; (v) pay the Small Pharma Optionholders any amount of consideration for the Small Pharma Options (other than in accordance with the Plan of Arrangement); (vi) redeem, purchase or otherwise acquire any shares of its capital stock or any of its outstanding securities; (vii) amend the Small Pharma constating documents or the constating documents of any of its subsidiaries; (viii) split, consolidate, exchange or reclassify any securities of Small Pharma or any of its subsidiaries or undertake any other capital reorganization of Small Pharma or any of its subsidiaries; (ix) amend the Small Pharma Option Plans, or the terms of any securities of Small Pharma or any of its subsidiaries (x) reduce the stated capital of the Small Pharma Shares or otherwise enter into any transaction that would reduce the “paid-up capital” (within the meaning of the Tax Act) of the Small Pharma Shares; (xi) reorganize, amalgamate, merge or otherwise combine Small Pharma or any of its subsidiaries with any Person, other than pursuant to the Arrangement Agreement; (xii) acquire (by amalgamation, merger, plan of arrangement, consolidation, exchange, acquisition of shares or assets, lease, license, or otherwise) any Person or division of that Person, or make any investment in that Person or division by purchase of securities, contributions of capital, property transfer or otherwise; (xiii) allot, issue or grant any securities of Small Pharma or any of its subsidiaries (including securities convertible into, exchangeable for, or that carry a right to acquire, directly or indirectly, any securities of Small Pharma or any of its subsidiaries); (xiv) grant any waiver of, or relinquish or change, any rights that are, individually or in the aggregate, material to Small Pharma; (xv) release any director or officer of Small Pharma or any of its subsidiaries from any fiduciary duty owed by that Person; (xvi) sell, lease, pledge, transfer, mortgage, grant a license in, surrender, abandon or otherwise dispose of or encumber any of its property or assets, real or personal; (xvii) (A) sell, transfer, assign or dispose of any right held in any intellectual property, (B) lease or grant a license of any right in any intellectual property; or (C) assign or grant a license of any material right in any intellectual property; (xviii)    (A) waive, amend or voluntarily terminate any inbound license in favour of Small Pharma or any of its subsidiaries with respect to intellectual property, (B) amend any contract with respect to the use of any intellectual property or (C) amend or waive any rights under any material contract, or enter into any contract that would be a material contract if in effect on the date hereof; (xix) commence (other than planning) or terminate any phase I, phase II, phase III or phase IV human clinical trial; (xx) (A) waive or materially amend the Small Pharma’s rights in or to any intellectual property that is registered or the subject of an application for registration; or (B) fail to use reasonable efforts to prosecute or maintain any intellectual property that is registered; (xxi) (A) waive, release or condition any non-compete, non-solicit, non disclosure, confidentiality or other restrictive covenant owed to Small Pharma or its subsidiaries; or (B) enter into any contract which creates any non-competition or material non-solicit obligations for Small Pharma or any of its subsidiaries; (xxii) make any loan to any Person, other than in respect of accounts payable to trade creditors or accrued liabilities incurred in the ordinary course; (xxiii) prepay any indebtedness before its scheduled maturity; (xxiv) increase, incur, or otherwise become liable for any indebtedness for borrowed money in excess of $250,000 (in aggregate); or assume, guarantee or otherwise become responsible for any liability or obligation of any other Person; (xxv) pay, discharge, settle or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in Small Pharma’s financial statements; (xxvi) amend, modify or terminate any material contract, or enter into any contract that would be a material contract if it was in existence on the date of the Arrangement Agreement (xxvii) enter into any Contract with a term of greater than 12 months; (xxviii) incur capital expenditures in excess of $100,000 (in aggregate); (xxix) enter into or adopt any shareholder rights plan or similar agreement or arrangement; (xxx) enter into any new lease for real property, or amend or extend the terms of any existing lease for real property; (xxxi)    enter into any agreement or arrangement that limits or otherwise restricts, in any material respect, the business of Small Pharma or any of its subsidiaries, or that may in the future limit or restrict, in any material respect, Small Pharma, any of its subsidiaries, or their successors from carrying on business, acquiring or operating any properties or assets or competing in any manner; (xxxii) enter into or amend, in any material respect, any contract with any broker, finder or investment banker in connection with the Arrangement and the transactions contemplated by Arrangement Agreement; (xxxiii) take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Authority to institute proceedings for the suspension, revocation or limitation of rights under, any material permit necessary to conduct Small Pharma’s and its subsidiaries’ businesses as now conducted or as proposed to be conducted, or fail to pursue, with commercially reasonable efforts and due diligence, any pending application to any Governmental Authorities for any material permit; (xxxiv) enter into any transaction with a “related party” (as defined in MI 61-101), other than expense reimbursements, expense accounts, payments and advances in the ordinary course, or agree to provide any “collateral benefit” (as defined in MI 61-101) to a “related party”; (xxxv) other than as required by the terms of any employee plan or written employment Contract in existence on the date of the Arrangement Agreement: (A) grant to any officer or director of Small Pharma or any of its subsidiaries an increase in compensation in any form, other than in the ordinary course; (B) grant any general increase in the rate of wages, salaries, bonuses or other remuneration of employees or independent contractors; (C) adopt or otherwise implement any new bonus, profit sharing distribution, employee or executive bonus or retention plan or similar plan or program; (D) grant or increase any severance, change of control or termination pay or similar compensation or benefits payable to (or amend any existing Contract with) any director or officer of Small Pharma or, other than in the ordinary course, any employee (other than a director or officer), independent contractor or consultant; (E) enter into any employment, deferred compensation, independent contractor, consulting, bonus, retention, or other similar contract (or amend any such existing contract) with any director or officer of Small Pharma or any of its subsidiaries or, other than in the ordinary course, any employee (other than a director or officer), independent contractor or consultant; (F) provide for accelerated vesting or removal of restrictions on exercise of any Small Pharma Options upon a change of control occurring on or prior to the Effective Time; (G) loan or advance money or other property by Small Pharma or its subsidiaries to any of their present or former directors, officers or employees (other than expense reimbursements, expense accounts and advances in the ordinary course); (H) terminate any employee plan, amend or modify, in a material way, any employee plan, or adopt any plan, agreement, program, policy, trust, fund or other arrangement that would be an employee plan if it were in existence as of the date of the Arrangement Agreement; or (I) increase, or agree to increase, any funding obligation or accelerate, or agree to accelerate, the timing of any funding contribution or vesting under any employee plan; (xxxvi) commence waive, release, assign, settle, compromise or settle any litigation, proceeding, claim or investigation affecting Small Pharma or any of its subsidiaries; (xxxvii)    take any action that might reasonably be expected to, directly or indirectly, interfere with, prevent or materially delay the completion of the Arrangement, or which would render, or which may reasonably be expected to render, untrue or inaccurate in any material respect any of the representations and warranties of Small Pharma set forth in the Arrangement Agreement; or (xxxviii) announce an intention, propose, authorize or enter into any agreement, or otherwise make a commitment to do action prohibited by the Arrangement Agreement.
For the complete text of the applicable conduct of business provisions, see section 4.1 of the Arrangement Agreement.
Covenants Regarding the Conduct of Business of Cybin
In particular, Cybin, directly or indirectly, has agreed to, among other things and subject to certain qualifications, not to (i) adopt a plan of liquidation, dissolution, merger, consolidation or reorganization; (ii) split, consolidate, exchange or reclassify the Cybin Shares, or undertake any other capital reorganization of Cybin; (iii) amend the Cybin Articles or by-laws of Cybin; (iv) declare or pay any dividends or other distribution or payment (whether in cash, shares or property) in respect of any shares of its capital stock; (v) redeem, purchase or otherwise acquire any shares of its capital stock or any of its outstanding securities, other than in connection with the exercise of outstanding Cybin Options from time to time in accordance with their terms; (vi) allot, issue or grant any securities of Cybin or any of its subsidiaries (including securities convertible into, exchangeable for, or that carry a right to acquire, directly or indirectly, any securities of Cybin or any of its subsidiaries), other than: (A) Cybin Shares issuable upon exercise of convertible securities of Cybin issued before the date of the Arrangement Agreement; or (B) pursuant to a Cybin Permitted Financing; (vii) (A) sell, transfer, assign or dispose of any material right in any material intellectual property, (B), lease or grant a license of any material right in any material intellectual property or (C) assign or grant a license of any material right in any other material intellectual property; (viii) substantially discontinue or materially change the nature of the business of the Cybin and its subsidiaries; (ix) take any action that might reasonably be expected to, directly or indirectly, interfere with, prevent or materially delay the completion of the Arrangement, or which would render, or which may reasonably be expected to render, untrue or inaccurate in any material respect any of the representations and warranties of Cybin set forth in the Arrangement Agreement; or (x) announce an intention, propose, authorize or enter into any agreement, or otherwise make a commitment to do action prohibited by the Arrangement Agreement.
For the complete text of the applicable conduct of business provisions, see section 4.2 of the Arrangement Agreement.
Covenants Regarding the Arrangement Agreement
Each of Cybin and Small Pharma has made certain customary covenants in respect of the Arrangement, including that each Party will: (i) use commercially reasonable efforts to obtain all third party consents, approvals and provide any notices required under material contracts; (ii) use commercially reasonable efforts obtain (and maintain) all required or advisable regulatory approvals (iii) perform all such acts and things as may be reasonably necessary or desirable in order to consummate, as soon as reasonably practicable, the transactions contemplated by the Arrangement Agreement; (iv) use commercially reasonable efforts to ensure that the Section 3(a)(10) Exemption is available for the issuance of Consideration Shares to Small Pharma Securityholders in exchange for their Small Pharma Shares; and (v) promptly notify the Other Party of (A) any circumstance or development that, to the knowledge of such Party, is or would reasonably be expected to constitute a material change (within the meaning of Canadian Securities Laws) or Material Adverse Effect with respect to such notifying Party; (B) any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement or confirmation) of that Person (or another Person) is or may be required in connection with the Arrangement Agreement or the Arrangement; (C) any notice or other communication from any material business partner to the effect that such material business partner is terminating, may terminate or is otherwise materially adversely modifying or may materially adversely modify its relationship with such notifying Party or any of its subsidiaries as a result of the Arrangement Agreement or the Arrangement; (D) any notice or other communication received from any Governmental Authority in connection with the Arrangement Agreement (and such notifying Party shall contemporaneously provide a copy of any such written notice or communication to where not prohibited by Law); and (E) any claims commenced or, to the knowledge of such Party, threatened, that relate to or involve such notifying Party, the Arrangement Agreement or the Arrangement.
Cybin has all covenanted to make and make all commercially reasonable efforts to obtain, approval of the Cboe Canada and NYSE American to list the Consideration Shares that will be issuable to Small Pharma Shareholders under the Arrangement (subject to customary listing conditions).
For the complete text of the applicable provisions, see sections 4.3, 4.4 and 4.5 of the Arrangement Agreement.
Conditions
Mutual Conditions
The respective obligations of Cybin and Small Pharma to complete the Arrangement are subject to the satisfaction, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties, in whole or in part, at any time and from time to time, without prejudice on any other rights that the Parties may have:
(a)    Interim Order. The Interim Order will have been granted and will not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise.
(b)    Arrangement Resolution. The Arrangement Resolution will have been approved by the Small Pharma Shareholders in accordance with the requirements of the BCBCA and the Interim Order and in form and substance satisfactory to each of the Parties, acting reasonably, and will be in full force and effect, unamended.
(c)    Acquisition Resolution. The Acquisition Resolution will have been approved by the Cybin Shareholders in accordance with the requirements of the OBCA, in form and substance satisfactory to each of the Parties, acting reasonably, and will be in full force and effect, unamended.
(d)    Final Order. The Final Order will have been granted and will not have been set aside or modified in a manner unacceptable to either of the Parties, acting reasonably, on appeal or otherwise.
(e)    U.S. Exemption. The Consideration Shares to be issued to the holders of Small Pharma Shares (including Small Pharma Shares issued upon the exchange for In-the-Money Small Pharma Options pursuant to the Plan of Arrangement) under the Arrangement will be (i) exempt from the registration requirements of the U.S. Securities Act under the Section 3(a)(10) Exemption and exemptions from applicable U.S. state securities Laws (or will otherwise be exempt from, or not subject to, registration requirements), and (ii) freely tradeable under United States Securities Laws (other than as applicable to persons who are, have been within 90 days of the Effective Time, or, at the Effective Time become, “affiliates” of Cybin, as such term is defined in Rule 144 under the U.S. Securities Act).
(f)    Illegality. There will not be in effect any Law that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Cybin or Small Pharma from consummating the Arrangement.
(g)    Regulatory Approvals.
(i)    Each of the Cboe Canada and NYSE American will have approved the listing of all of the Consideration Shares issuable under the Arrangement, subject only to customary conditions.

(ii)    If required by the rules of the TSXV, the TSXV will have accepted notice for filing of the Arrangement, subject only to customary conditions.
(iii)    Following the notification of any transaction contemplated by the Arrangement, to the extent required by the UK NSIA, either:
(A)    the UK Secretary of State in the Cabinet Office will have confirmed to Cybin in accordance with section 14(8)(b)(ii) of the UK NSIA that no further action will be taken in relation to the transaction; or
(B)    in the event that a call-in notice is given in relation to the transaction pursuant to section 14(8)(b)(i) of the UK NSIA, the UK Secretary of State in the Cabinet Office will have either:
(1)    given a final notification pursuant to section 26(1)(b) of the UK NSIA confirming that no further action will be taken in relation to the transaction; or
(2)    made a final order pursuant to section 26(1)(a) of the UK NSIA permitting the transaction to proceed subject to such remedies or requirements that are in all respects satisfactory to the Parties, each acting reasonably, and such order not being revoked or varied before completion of the Arrangement.
(iv)    All other regulatory approvals will have been obtained and will remain in effect on terms satisfactory to each Party, acting reasonably.
(h)    Canadian Exemptions. The distribution of the Consideration Shares pursuant to the Arrangement shall be exempt from the prospectus requirements of applicable Canadian Securities Laws by virtue of applicable prospectus exemptions under Canadian Securities Laws, and there shall be no resale restrictions on such Consideration Shares under applicable Canadian Securities Laws, except in respect of those holders who are subject to restrictions on resale as a result of being a “control person” under applicable Canadian Securities Laws.
Conditions to the Obligations of Cybin
The obligations of Cybin to complete the Arrangement are subject to the satisfaction of the following conditions precedent:
(a)    Covenants. All covenants of Small Pharma under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Cybin shall have been duly performed by Small Pharma in all material respects.
(b)    Representations and Warranties. (i) the representations and warranties of Small Pharma regarding its organization, constating documents, power, authority and capacity to carry on its business, qualification and authorization to enter into the Arrangement Agreement, as well as to the absence of any violation of, and the existence of its subsidiaries shall be true and correct in all respects as of the Effective Time as if made at and as of such time; (ii) the representations and warranties of Small Pharma regarding its capitalization and convertible securities shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement; and (iii) all other representations and warranties of Small Pharma under the Arrangement Agreement will be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of that date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except for inaccuracies of representations and warranties the circumstances giving rise to which, individually or in the aggregate, do not have and would not reasonably be expected to have a Material Adverse Effect with respect to Small Pharma.
(c)    No Material Adverse Effect. Since the date of the Arrangement Agreement, there shall not have occurred any Material Adverse Effect with respect to Small Pharma.

(d)    Officers’ Certificate. Cybin will have received a certificates of Small Pharma addressed to Cybin and dated the Effective Date, signed, without personal liability, on behalf of Small Pharma, by two senior officers of Small Pharma, confirming the matters set out in paragraphs (a), (b), and (c) above, as at the Effective Date.
(e)    Dissent Rights. Holders of no more than 5% of the Small Pharma Shares shall have validly exercised Dissent Rights in respect of the Arrangement that have not been withdrawn as of the Effective Date.
(f)    Resignations. Each of the officers and directors of Small Pharma in connection with whom a resignation request has been made by Cybin will have resigned without compensation (other than amounts set out in the disclosure letter delivered by Small Pharma in connection with the Arrangement Agreement) and will have executed a resignation and release.
(g)    Consents. Small Pharma will have obtained all consents, approvals and waivers required to complete the transactions contemplated by the Arrangement Agreement, on terms satisfactory to Cybin, acting reasonably: (i) under all material contracts; (ii) under any other contracts to which Small Pharma is a party, except to the extent that the failure to obtain those consents, approvals and waivers (individually or in the aggregate) would not reasonably be expected to have a Material Adverse Effect with respect to Small Pharma; and (iii) under all permits owned, possessed or obtained by Small Pharma, except to the extent that the failure to obtain any of those consents, approvals and waivers (individually or in the aggregate) would not reasonably be expected to have a Material Adverse Effect with respect to Small Pharma.
(h)    No Adverse Legal Action. No order of any Governmental Authority will be in force, and no action or proceeding will be pending or threatened by any Person: (i) to restrain, prohibit or impose material limitations on the Arrangement or the transactions contemplated by the Arrangement Agreement; (ii) to restrict Cybin’s ability to exercise full rights of ownership in the Small Pharma Shares (including the ability to vote and receive dividends); (iii) that would have a Material Adverse Effect with respect to Small Pharma or Cybin if the Arrangement is consummated; or (iv) that would, or would reasonably be expected to, result in a judgment or assessment of material damages against Small Pharma or Cybin relating to the transactions contemplated by the Arrangement Agreement.
(i)    Lock-Up Agreements. Each of the Small Pharma Supporting Shareholders will have executed and delivered to Cybin a Lock-Up Agreement.
The foregoing conditions are for the exclusive benefit of Cybin and may be waived by Cybin, in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Cybin may have.
Conditions to the Obligations of Small Pharma
The obligations of Small Pharma to complete the Arrangement are subject to the satisfaction of the following conditions precedent:
(a)    Covenants. All covenants of Cybin under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Small Pharma shall have been duly performed by Cybin in all material respects.
(b)    Representations and Warranties. (i) the representations and warranties of Cybin regarding its organization, constating documents, power, authority and capacity to carry on its business, qualification and authorization to enter into the Arrangement Agreement, its obligations under the Arrangement Agreement, as well as to the absence of any violation of, and the issuance of the Considerations shall be true and correct in all respects as of the Effective Time as if made at and as of such time; (ii) the representations and warranties of Cybin regarding its convertible securities (except for de minimis inaccuracies) as of the date of the Arrangement Agreement; and (iii) all other representations and warranties of Cybin under the Arrangement Agreement will be true and correct in all respects as of the date of the Arrangement Agreement and as of the Effective Date as if made on and as of that date (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of that specified date), except for inaccuracies of representations and warranties the circumstances giving rise to which, individually or in the aggregate, do not have and would not reasonably be expected to have a Material Adverse Effect with respect to Cybin.
(c)    No Material Adverse Effect. Since the date of the Arrangement Agreement, there shall not have occurred any Material Adverse Effect with respect to Cybin.
(d)    Officers’ Certificate. Small Pharma will have received a certificate of Cybin addressed to Small Pharma and dated the Effective Date, signed, without personal liability, on behalf of Cybin, by two senior officers of Cybin, confirming the matters set out in paragraphs (a), (b), and (c) above, as at the Effective Date.
(e)    Deposit of Consideration. Cybin will have deposited or caused to be deposited with the Depositary in escrow the Consideration Shares required to effect payment in full of the aggregate consideration to be paid pursuant to the Arrangement.
The foregoing conditions are for the exclusive benefit of Small Pharma and may be waived by Small Pharma, in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Cybin may have.
Non-Solicitation Covenants and Right to Match
Non-Solicitation Covenants
Under the Arrangement Agreement, each Party has agreed to certain non-solicitation covenants, including that such Party shall not, except as expressly provided in the Arrangement Agreement, directly or indirectly, including through any Representative:
(a)    make, solicit, initiate, facilitate, encourage or promote (including by way of providing access to or disclosure of any non-public information relating to such Party or its subsidiaries, providing access to any properties, facilities, books or records of such Party or its subsidiaries, or entering into any form of agreement, arrangement or understanding) any proposal, inquiry or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, or agree to or endorse any of the foregoing;
(b)    enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Other Party) regarding any proposal, inquiry or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal;
(c)    accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;
(d)    make a Change in Recommendation; or
(e)    enter into, or publicly propose to enter into, any letter of intent, agreement in principle, agreement, arrangement, understanding or undertaking related to any Acquisition Proposal (other than a confidentiality and standstill agreement as contemplated in Section 5.4(b)(v)(A) of the Arrangement Agreement).
Each Party has covenanted to the Other Party that it will cause its subsidiaries and representatives to immediately cease and cause to be terminated any existing solicitation, encouragement, discussion or negotiation with any persons commenced prior to the date of the Arrangement Agreement, its subsidiaries or any representatives with respect to any Acquisition Proposal, and, in connection therewith, such Party will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request, to the extent that it is entitled to do so (and exercise all rights it has to require), the return or destruction of all confidential information regarding such Party and its subsidiaries previously provided to any such person or any other person and will request, to the extent it is entitled to do so (and exercise all rights it has to require), the destruction of all material including or incorporating or otherwise reflecting any material confidential information regarding such Party and its subsidiaries. Each Party has agreed that neither it nor any of its subsidiaries, shall terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it or any of its subsidiaries is a party or becomes party to in accordance with the Arrangement Agreement, and each Party has undertaken to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its subsidiaries have entered into prior to the date of the Arrangement Agreement.
The foregoing restrictions are subject to “fiduciary out” provisions, which provide that if at any time following the date of the Arrangement Agreement and prior to obtaining the Cybin Shareholder Approval or the Small Pharma Shareholder Approval, as applicable:
(a)    a Party receives a bona fide, written Acquisition Proposal that did not result from a breach of the Arrangement Agreement and that the Cybin Board or the Small Pharma Board, as applicable, determines in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or, if consummated in accordance with its terms, could reasonably be expected to lead to a Superior Proposal, then such Party may in response to a request made by the person making such Acquisition Proposal, provided it is in compliance with the Arrangement Agreement:
(i)    furnish non-public information with respect to the Party and its subsidiaries to the person making such Acquisition Proposal; and/or
(ii)    enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the person making such Acquisition Proposal, provided that such Party shall not, and shall not allow its representatives to, under any circumstances waive any confidentiality or standstill provision or agreement that would otherwise prohibit such person from making such Acquisition Proposal or disclose any non-public information to such person: (i) if such non-public information has not been previously provided to, or is not concurrently provided to the Other Party; and (ii) unless prior to disclosing any such information, the Party shall enter into a confidentiality agreement (on terms deemed acceptable under the Arrangement Agreement) with such person; provided, however, that any such agreement shall not preclude such person from making a Superior Proposal and no such agreement shall be required if such person is already party to a confidentiality agreement with such Party; and
(b)    a Party receives an Acquisition Proposal that did not result in a breach of the Arrangement Agreement and which the Cybin Board or the Small Pharma Board, as applicable, concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, it may, subject to the right to match provisions of the Arrangement Agreement and compliance with the procedures and payment of fees set forth in the Arrangement Agreement, terminate the Arrangement Agreement to enter into a definitive agreement with respect to such Superior Proposal.
In addition, nothing contained in the Arrangement Agreement prohibits a Party from taking any action or making a Change in Recommendation or from making any disclosure to any of its securityholders prior to the Effective Time, if, in the good faith judgment of the Cybin Board or the Small Pharma Board, as applicable, after consultation with outside legal counsel, failure to take such action or make such disclosure would be inconsistent with such board of directors’ exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required under Securities Laws).
Pursuant to the Arrangement Agreement, each Party has agreed to promptly notify the Other Party, at first orally and then in writing within 24 hours of receipt of any Acquisition Proposal, including a description of the material terms and conditions thereof, and the identity of the person or persons making the Acquisition Proposal, and shall provide the Other Party with a copy of any such proposal, inquiry, offer or request, and a copy of any agreement entered into in accordance with the Arrangement Agreement. Such Party shall thereafter also provide such other details of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, as the Other Party may reasonably request and shall keep the Other Party promptly informed as to the status, including any changes to the material terms, of such proposal, inquiry, offer or request, or any amendment to any of the foregoing, and shall respond promptly to all reasonable inquiries from the Other Party with respect thereto.
For the complete text of the applicable provisions, see section 5.2 and 5.3 of the Arrangement Agreement.
Cybin Right to Match
The Arrangement Agreement provides that, if at any time following the date of the Arrangement Agreement and prior to Small Pharma obtaining the Small Pharma Shareholder Approval at the Small Pharma Meeting, Small Pharma receives an Acquisition Proposal that the Small Pharma Board, concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes a Superior Proposal, it may enter into an Acquisition Agreement in respect of such Superior Proposal, provided that:
(a)    Small Pharma has complied in all material respects with its obligations under the Arrangement Agreement;
(b)    the person making the Acquisition Proposal was not restricted from doing so under any existing confidentiality, standstill or similar agreement with Small Pharma or any of its Subsidiaries;
(c)    Small Pharma has delivered to Cybin: (i) written notice that the Small Pharma Board has determined (A) that the Acquisition Proposal constitutes a Superior Proposal, and (B) subject to Cybin’s rights under Section 5.5(c) of the Arrangement Agreement to enter into the Acquisition Agreements; (ii) written notice of the cash value, or range of values, ascribed by the Small Pharma Board to any non-cash consideration offered in the Superior Proposal (iii) a copy of the Acquisition Agreement (in final form, but unexecuted by Small Pharma); and (iv) all documents required to be delivered by Small Pharma under Section 5.5(c) of the Arrangement Agreement;
(d)    a period of five Business Days (the “Match Period”), or more, has elapsed from the date on which all documents required by paragraph (b)(iv) above have been delivered;
(e)    Small Pharma has complied with its obligations under pursuant to the Match Period and the Small Pharma Board has determined in good faith, after consulting with its financial advisors and outside legal counsel, that the Acquisition Proposal still constitutes a Superior Proposal; and
(f)    Small Pharma has paid or concurrently pays to Cybin the Small Pharma Termination Fee and Small Pharma terminates the Arrangement Agreement.
During the Match Period, Cybin will have the right, but not the obligation, to offer to amend the Arrangement Agreement and the Plan of Arrangement, including modification of the Consideration. In the event Cybin exercises this right to match, the Arrangement Agreement provides as follows:
(a)    the Small Pharma Board will review any such offer by Cybin in good faith in order to determine whether the Acquisition Proposal to which Small Pharma is responding would continue to be a Superior Proposal when assessed against Cybin’s amended offer; and
(b)    Small Pharma will (and will cause its financial and legal advisors to) negotiate in good faith with Cybin (and its financial and legal advisors) to make any adjustments to the terms and conditions of the Arrangement Agreement that would result in the Acquisition Proposal ceasing to be a Superior Proposal.
For the complete text of the applicable provisions, see section 5.5 of the Arrangement Agreement.
Expenses and Termination Fees
The Parties have agreed that all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses, except in the circumstances described below.

Termination Fee
If the Arrangement Agreement is terminated as a result of a Party entering into an agreement, understanding or arrangement to effect an Acquisition Proposal that is a Superior Proposal, subject to certain limitations, a Change in Recommendation in respect of the Arrangement or the material breach of such Party’s non-solicitation covenants, then such Party will pay the applicable Termination Fee to the Other Party.
In addition to the foregoing, if the Arrangement Agreement is terminated by either of the Parties as a result of (i) the Effective Time not occurring on or before the Outside Date or (ii) the Small Pharma Meeting is held and the Arrangement Resolution is voted on by the Small Pharma Shareholders and not approved as required by the Interim Order, if an Acquisition Proposal in respect of Small Pharma is made, proposed or publicly announced after the execution of Arrangement Agreement, before the termination of the Arrangement Agreement, and before the Small Pharma Meeting is held, and such Acquisition Proposal has not been withdrawn at least five Business Days before the Small Pharma Meeting, and either:
(a)    the Arrangement is submitted to the Small Pharma Shareholders for approval and the Pharma Shareholders do not approve the Arrangement Resolution as required in the Interim Order; or
(b)    the Arrangement is not submitted for the approval of the Small Pharma Shareholders, within 12 months after the date of the termination of the Arrangement Agreement, any Acquisition Proposal in respect of Small Pharma is completed (regardless of whether it is the Acquisition Proposal), or Small Pharma or any of its subsidiaries, directly or indirectly, in one or more transactions, accepts, approves, or enters into a contract in respect of such Acquisition Proposal, and such Acquisition Proposal is later completed, whether or not within such 12 month period, provided that, in such circumstance, the term “Acquisition Proposal” shall have the meaning given to it in the Arrangement Agreement, except that references to “20%” shall be deemed to be “50%”, then Small Pharma will pay to Cybin the Small Pharma Termination Fee.
Expense Reimbursement
In the event the Arrangement Agreement is terminated (i) by Small Pharma or Cybin in the event that the Acquisition Resolution is not approved by Cybin Shareholders or (ii) by Small Pharma as a result of Cybin’s breach of representations and warranties than Cybin will pay to Small Pharma the Expense Reimbursement Amount provided that the Expense Reimbursement Amount will not be payable if (i) prior to the Cybin Meeting, a Material Adverse Effect with respect to Small Pharma has occurred, or (ii) the Small Pharma Meeting is held, and the Arrangement Resolution is also not approved.
For the complete text of the applicable provisions, see section 8.6 of the Arrangement Agreement.
Termination
Subject to payment of the Termination Fee and Expense Reimbursement Amount, where applicable, the Arrangement Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time:
(a)    by mutual written agreement of Small Pharma and Cybin;
(b)    by Small Pharma, upon written notice to Cybin;
(i)    if any of the mutual conditions precedent or conditions precedent to the obligations of Small Pharma that have not been waived by Small Pharma and are not capable of being satisfied by the Outside Date, provided that the failure to satisfy that condition is not the result, directly or indirectly, of Small Pharma’s breach of the Arrangement Agreement;
(ii)    if a breach of any representation, warranty or covenant of Cybin has occurred that would cause the condition set out in Section 6.3(a) or 6.3(b) of the Arrangement Agreement not be satisfied, and that breach is incapable of being cured or is not, and provided that Small Pharma is not then in breach of the Arrangement Agreement so as to cause any condition in Section 6.2(a) (Small

Pharma Covenants) or Section 6.2(b) (Small Pharma Representations and Warranties) not to be satisfied;
(iii)    if Small Pharma (or the Small Pharma Board) accepts, approves, endorses or recommends a Superior Proposal, or enters into an Acquisition Agreement, in each case in accordance with Arrangement Agreement, and that before or concurrent with that termination Small Pharma pays the Small Pharma Termination Fee; or
(iv)    if (A) the Cybin Board fails to include the Cybin Board Recommendation in the Cybin Circular, (B) the Cybin Board withdraws, modifies, qualifies, or publicly proposes or states an intention to withdraw, modify, or qualify, the Cybin Board Recommendation, (C) the Cybin Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal, or takes no position or remains neutral with respect to a publicly disclosed Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Cybin Meeting, if sooner), or (D) the Cybin Board fails to reaffirm the Cybin Board Recommendation, by press release, upon the written request by Small Pharma, promptly after any Acquisition Proposal that is publicly disclosed is determined not to be (or no longer to be) a Superior Proposal, within three Business Days of Small Pharma`s request (or, if the Cybin Meeting is scheduled to occur within that three Business Day period, before the Cybin Meeting).
(c)    by Cybin, upon written notice to Small Pharma;
(i)    if any of the mutual conditions precedent or conditions precedent to the obligations of Cybin that have not been waived by Cybin and are not capable of being satisfied by the Outside Date, provided that the failure to satisfy that condition is not the result, directly or indirectly, of Cybin’s breach of the Arrangement Agreement;
(ii)    if a breach of any representation, warranty or covenant of Small Pharma has occurred that would cause the condition set out in Section 6.2(a) or 6.2(b) of the Arrangement Agreement not be satisfied, and that breach is incapable of being cured or is not, and provided that Cybin is not then in breach of the Arrangement Agreement so as to cause any condition in Section 6.3(a) (Cybin Covenants) or Section 6.3(b) (Cybin Representations and Warranties) not to be satisfied;
(iii)    if Cybin (or the Cybin Board) accepts, approves, endorses or recommends a Superior Proposal, or enters into an Acquisition Agreement, in each case in accordance with Arrangement Agreement, and that before or concurrent with that termination Cybin pays the Cybin Termination Fee; or
(iv)    if (A) the Small Pharma Board fails to include the Small Pharma Board Recommendation in the Small Pharma Circular, (B) the Small Pharma Board withdraws, modifies, qualifies, or publicly proposes or states an intention to withdraw, modify, or qualify, the Small Pharma Board Recommendation, (C) the Small Pharma Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal, or takes no position or remains neutral with respect to a publicly disclosed Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Small Pharma Meeting, if sooner), or (D) the Small Pharma Board fails to reaffirm the Small Pharma Board Recommendation, by press release, upon the written request by Small Pharma, promptly after any Acquisition Proposal that is publicly disclosed is determined not to be (or no longer to be) a Superior Proposal, within three Business Days of Cybin’s request (or, if the Small Pharma Meeting is scheduled to occur within that three Business Day period, before the Small Pharma Meeting).
(d)    by either Small Pharma or Cybin if:

(i)    the Effective Time shall not have occurred on or before the Outside Date, provided that such termination right shall not be available a Party if the failure of the Effective Time to occur on or before the Outside Date is the result, directly or indirectly, of that Party’s breach of the Arrangement Agreement;
(ii)    if the Small Pharma Meeting is held and the Arrangement Resolution is voted on by the Small Pharma Shareholders and not approved as required by the Interim Order, or if the Cybin Meeting is held and the Acquisition Resolution is not approved, provided that a Party may not terminate the Arrangement Agreement if such occurrence is the result, directly or indirectly, of that Party’s breach of the Arrangement Agreement;
(iii)    if there has occurred a Material Adverse Effect with respect to the Other Party that is incapable of being cured prior to the Outside Date;
(iv)    if there shall be enacted or made any Law (or any such Law shall have been amended) that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Cybin or the Small Pharma from consummating the Arrangement and such Law (if applicable) or enjoinment shall have become final and non-appealable; or
(v)    if the Other Party intentionally or materially breaches certain non-solicitation covenants.
For the complete text of the applicable provisions, see section 7.1 of the Arrangement Agreement.
Amendments
The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Small Pharma Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of Small Pharma’s Securityholders and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:
(a)    change the time for performance of any of the obligations or acts of the Parties;
(b)    modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;
(c)    modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and/or
(d)    modify any mutual conditions contained in the Arrangement Agreement.
For the complete text of the applicable provisions, see section 9.1 of the Arrangement Agreement.
Support and Voting Agreements
Cybin Support and Voting Agreements
Effective August 28, 2023, each of the directors and senior officers of Cybin and certain significant shareholders of Cybin, who, in the aggregate, beneficially owned or exercised control or direction over, directly or indirectly, approximately 17% of the outstanding Cybin Shares as at the date of the Arrangement Agreement (on a non-diluted basis), have entered into a Cybin Support and Voting Agreement with Small Pharma pursuant to which they agreed, among other things, to vote, or cause to be voted, all of such Cybin Supporting Shareholders’ Cybin Shares: (i) in favour of the approval of the Acquisition Resolution, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement; (ii) against any Acquisition Proposal of Cybin; (iii) against any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of Cybin in the Arrangement Agreement or of the Cybin Supporting Shareholder under the Cybin Support and Voting Agreement; and (iv) against any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. Additionally, each Cybin Supporting Shareholder has agreed to a number of customary negative covenants in furtherance of the consummation of the Arrangement.
Each Cybin Support and Voting Agreement may be terminated: (i) by Small Pharma, at any time by written notice to the Shareholder; (ii) by the applicable Cybin Supporting Shareholder if (A) Small Pharma breaches or is in default of any of the covenants or obligations of Small Pharma under the applicable Cybin Support and Voting Agreement and such breach or such default has or may reasonably be expected to have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement; or (B) any of the representations or warranties of Small Pharma under the applicable Cybin Support and Voting Agreement shall have been at the date of the applicable agreement, or subsequently become, untrue or incorrect, except to the extent any such failure to be true or correct would not preclude Small Pharma from consummating the Arrangement; provided in (A) and (B) that the applicable Cybin Supporting Shareholder has notified Small Pharma in writing of any of the foregoing events and the same has not been cured by Small Pharma within ten Business Days of the date such notice was received by Small Pharma; or (iii) by mutual agreement.
Small Pharma Support and Voting Agreements
Effective August 28, 2023, each of the directors and senior officers of Small Pharma who hold Small Pharma Shares, who beneficially owned or exercised control or direction over, directly or indirectly, approximately 2.5% of the outstanding Small Pharma Shares as at the date of the Arrangement Agreement (on a non-diluted basis) have entered into a Small Pharma Support and Voting Agreement with Cybin pursuant to which they agreed, among other things, to vote, or cause to be voted, all of the Small Pharma Supporting Shareholders’ securities of Small Pharma which have a right to be voted at the Small Pharma Meeting: (i) in favour of the approval of the Arrangement Resolution, any other transactions contemplated in the Arrangement Agreement and any other matter necessary for the consummation of the Arrangement; (ii) against any Acquisition Proposal for Small Pharma; (iii) against any action, agreement, transaction or proposal that would result in a material breach of any representation, warranty, covenant, agreement or other obligation of Small Pharma in the Arrangement Agreement or of the Shareholder under the Small Pharma Support and Voting Agreement; and (iv) against any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. Additionally, each Small Pharma Supporting Shareholder has agreed to a number of customary negative covenants in furtherance of the consummation of the Arrangement.
Each Small Pharma Support and Voting Agreement may be terminated: (i) by Cybin at any time upon written notice of to the applicable Small Pharma Supporting Shareholder; (ii) by the applicable Small Pharma Supporting Shareholder if (A) Cybin breaches or is in default of any of the covenants or obligations of Cybin under the applicable Small Pharma Support and Voting Agreement and such breach or such default has or may reasonably be expected to have an adverse effect on the consummation of the transactions contemplated by the Arrangement Agreement or (B) any of the representations or warranties of Cybin under the applicable Small Pharma Support and Voting Agreement shall have been at of the date of the agreement, or subsequently become, untrue or incorrect, except to the extent any such failure to be true or correct would not preclude Cybin from consummating the Arrangement; provided in each case that the Small Pharma Supporting Shareholder has notified Cybin in writing of any of the foregoing events and the same has not been cured by Cybin within ten business days of the date such notice was received by Cybin; or (iii) by mutual agreement.
Rands Support and Voting Agreement
Effective August 28, 2023, Peter Rands, who beneficially owned or exercised control or direction over, directly or indirectly, approximately 26.3% of the outstanding Small Pharma Shares as of the date of the Arrangement Agreement (on a non-diluted basis) has entered into the Rands Support and Voting Agreement with Cybin on substantially similar terms to the Small Pharma Support and Voting Agreement, except that during the period starting on the first trading day following the date on which Small Pharma files an information circular on SEDAR+ in respect of the Arrangement and ending on the Effective Date, Mr. Rands may offer for sale and sell up to an aggregate of 8,500,000 Small Pharma Shares through the facilities of the TSXV.

Lock-up Agreements
As a condition to closing the Arrangement and pursuant to the terms of the Arrangement Agreement, each Small Pharma Supporting Shareholder will be required to enter into a Lock-up Agreement.
Each Small Pharma Supporting Shareholder other than Mr. Rands will enter into a Lock-up Agreement that provides that without the prior written consent of Cybin, during the period commencing on the Effective Date and expiring on the date that is 12 months after the Effective Date (the “Lock-up Period”), the Small Pharma Supporting Shareholder will not directly or indirectly:
(a)    offer, sell, contract to sell, lend, sell or grant any option or contract to purchase, purchase any option or contract to sell, pledge, grant a security interest in, or otherwise transfer, dispose of or deal with any of the Cybin Shares issued to the applicable Small Pharma Supporting Shareholder (the “Locked-Up Shares”), or announce any intention to take any of the foregoing actions; or
(b)    enter into any swap or other similar arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Locked-Up Shares (the “Lock-up Restrictions”).
During the Lock-up Period, Locked-Up Share will be released from the Lock-up Restrictions as to 1/6 (one sixth) of the total number of Locked-Up Shares (rounding down any fractional shares) on each one-month anniversary of the Effective Date, starting on the date that is six months after the Effective Date until the expiry of the Lock-up Period.
Mr. Rands will enter into a Lock-Up Agreement on substantially similar terms, except that at the Effective Time, the Lock-up Restrictions will be released with respect to 2,047,650 Locked-Up Shares minus the number of Cybin Shares that is equal to the number of Small Pharma Shares sold or transferred by Mr. Rands between the date of the Arrangement Agreement and the Effective Date multiplied by the Exchange Ratio (rounding down any fractional shares). In addition, during the Lock-Up Period, if Mr. Rands or Ms. Knox proposes to sell any Buyer Shares during any 30-day period a number of Buyer Shares that exceeds 3% of the trading volume of the Buyer Shares on the NYSE American during the 20 trading days ended on the last trading day preceding such 30-day period, they will give Cybin a sale notice setting out the terms of the proposed sale, and Cybin will have the right, for a period of five business days, to elect to purchase or designate the purchasers for all or any part of such Cybin Shares at the price and on the terms set out in the sale notice. If, and to the extent that, Cybin does not, or its designated purchasers do not, confirm an intent to purchase all of the Cybin Shares referred to in the sale notice within such five business day period, or if Cybin or its designated purchasers do not complete the purchase of all of the Cybin Shares within 10 business days from the date on which Cybin received the sale notice, whichever occurs first, the applicable shareholder will have the right, for a period of 15 business days, to sell, without further notice to Cybin, the remaining Cybin Shares at a price not less, and on terms no more favorable, than the price and terms set out in the sale notice.
Risk Factors
Cybin Shareholders voting in favour of the Acquisition Resolution will be choosing to endorse the proposed acquisition of Small Pharma by Cybin. In addition to the risk factors present in each of Cybin’s and Small Pharma’s businesses, described under the heading “Risk Factors” in the Cybin AIF and Small Pharma AIF, which are incorporated by reference into this Circular, Cybin Shareholders should carefully consider the following risk factors specifically associated with the Arrangement in evaluating whether to approve the Acquisition Resolution. Readers are cautioned that such risk factors are not exhaustive. These risk factors should be considered in conjunction with the other information included in this Circular, including the documents incorporated by reference herein and documents filed by Cybin and Small Pharma pursuant to applicable Securities Laws from time to time.
Risk Factors Relating to the Arrangement
Arrangement may not be completed
Each of Cybin and Small Pharma has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement will be completed in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement, or at all.

In addition, the completion of the Arrangement is subject to a number of conditions precedent, certain of which are outside of the control of Cybin or Small Pharma. Among other things, the Arrangement is conditional upon the approval of the Arrangement Resolution by Small Pharma Shareholders, approval of the Acquisition Resolution by Cybin Shareholders, the Cboe Canada and NYSE American approval and Court approval. There can be no assurance that any or all such approvals will be obtained, or that Cybin will be able to satisfy the requirements under subsection 10.11(1)(b) of the NEO Exchange Listing Manual. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any approvals could have an adverse effect on the business, financial condition or results of operations of Small Pharma, Cybin or Post-Arrangement Cybin.
Arrangement Agreement may be terminated
Each of Cybin and Small Pharma has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can Cybin provide any assurance, that the Arrangement Agreement will not be terminated before the completion of the Arrangement. For instance, either Cybin or Small Pharma has the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that have a Material Adverse Effect on the Other Party. There is no assurance that a Material Adverse Effect will not occur before the Effective Date, in which case Cybin or Small Pharma could elect to terminate the Arrangement Agreement and the Arrangement would not proceed.
Cybin may be subject to a number of material risks relating to the Arrangement not being completed, including the following:
(a)    certain costs related to the Arrangement, such as legal, financial advisory and accounting fees must be paid by Cybin even if the Arrangement is not completed;
(b)    if the Arrangement is not completed, the market price of Cybin Shares may be adversely affected; and
(c)    Cybin may be required to pay the Cybin Termination Fee or the Expense Reimbursement Amount in certain circumstances.
Restrictions on Cybin prior to closing
The Arrangement Agreement restricts Cybin from taking specified actions until the Arrangement is completed, without the consent of Small Pharma. These restrictions may prevent Cybin from pursuing attractive business opportunities that may arise prior to completion of the Arrangement.
Fixed share consideration
The Exchange Ratio for the Consideration is fixed and will not increase or decrease due to fluctuations in the market price of Cybin Shares or Small Pharma Shares. The market price of Cybin Shares or Small Pharma Shares could each fluctuate significantly prior to the Effective Date in response to various factors and events, including, without limitation, the differences between Cybin’s and Small Pharma’s actual financial or operating results and those expected by investors and analysts, changes in analysts’ projections or recommendations, changes in general economic or market conditions, and broad market fluctuations. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the Consideration Shares to be issued on the Effective Date. There can also be no assurance that the trading price of the Cybin Shares will not decline following the completion of the Arrangement.
Risks related to Small Pharma’s business
While Cybin has completed due diligence investigations with respect to Small Pharma, certain risks may materialize, may not have been uncovered or are not known at this time. Such risks may have an adverse impact on Cybin and the combined assets of Cybin and Small Pharma following the Arrangement and may have a negative impact on the value of the Cybin Shares.

Cybin may become liable to pay the Termination Fee or the Expense Reimbursement Amount
If the Arrangement Agreement is terminated under certain circumstances, Cybin will be required to pay the Cybin Termination Fee to Small Pharma. The Cybin Termination Fee may discourage third parties from attempting to propose a significant business transaction with Cybin, even if a different transaction could provide better value than the Arrangement to Cybin Shareholders. If Cybin is required to pay the Termination Fee under the Arrangement Agreement, Cybin’s financial condition may be materially adversely affected. In addition, if the Arrangement Agreement is terminated in certain circumstances where the Cybin Shareholders have not approved the Acquisition Resolution, or if Cybin fails to comply with its representations, warranties, or covenants under the Arrangement Agreement, Cybin will be obligated to pay the Expense Reimbursement Amount to Small Pharma.
Small Pharma Shareholders may exercise Dissent Rights
Small Pharma Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Small Pharma Shares in cash. Cybin’s obligation to complete the Arrangement is conditional upon Dissent Rights not being exercised by Small Pharma Shareholders holding more than 5% of the issued and outstanding Small Pharma Shares. Accordingly, the Arrangement may not be completed if Small Pharma Shareholders exercise Dissent Rights in respect of more than 5% of the issued and outstanding Small Pharma Shares and Cybin does not waive this condition to its obligation to complete the Arrangement. If Dissent Rights are exercised in respect of a significant number of Small Pharma Shares, a substantial cash payment may be required to be made to such Small Pharma Shareholders, which could have an adverse effect on Post-Arrangement Cybin’s financial condition and cash resources.
Litigation
Cybin and Small Pharma may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against Cybin and Small Pharma seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.
Diversion of management attention
The pending Arrangement could cause the attention of Cybin’s management to be diverted from the day-to-day operations of Cybin. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could result in lost opportunities or negative impacts on performance, which could have a material and adverse effect on the business, financial condition and results of operations or prospects of Cybin if the Arrangement is not completed, and on the business of Cybin following the Effective Date.
Unknown or undisclosed risks or liabilities of Small Pharma
While Cybin conducted due diligence with respect to Small Pharma prior to entering into the Arrangement Agreement, there are risks inherent in any transaction. Specifically, there could be unknown or undisclosed risks or liabilities of Small Pharma for which Cybin is not permitted to terminate the Arrangement Agreement. Any such unknown or undisclosed risks or liabilities could materially and adversely affect Cybin’s financial performance and results of operations. Cybin could encounter additional transaction and enforcement-related costs and may fail to realize any or all of the potential benefits from the Arrangement Agreement. Any of the foregoing risks and uncertainties could have a material adverse effect on Cybin’s business, financial condition and results of operations.
Reliance on Small Pharma with respect to information regarding Small Pharma included in, or which may have been omitted from, this Circular.
Unless otherwise indicated, all historical information regarding Small Pharma contained in this Circular, including all Small Pharma financial information and all pro forma financial information reflecting the pro forma effects of the acquisition of

Small Pharma by Cybin, has been derived from Small Pharma’s publicly disclosed information or provided by Small Pharma. Although Cybin has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in Small Pharma’s publicly disclosed information, including the information about or relating to Small Pharma contained in this Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect Cybin’s operational and development plans and Cybin’s business, financial condition and results of operations.
Risk Factors Relating to Post-Arrangement Cybin
Possible failure to realize anticipated benefits of the Arrangement
Cybin and Small Pharma are proposing to complete the Arrangement for a variety of reasons, including to strengthen the position of each entity in the clinical-stage biopharmaceutical industries and to combine the assets of both companies to realize certain benefits, including those set forth in this Circular under the heading “Background to the Arrangement & Recommendations – Reasons for the Arrangement”. Achieving the anticipated benefits of the Arrangement depends in part on the ability of Cybin to effectively fund and develop Post-Arrangement Cybin’s key projects, to realize the anticipated capital and operating synergies and to maximize the potential of its improved growth opportunities and anticipated capital funding opportunities. A variety of factors, including those risk factors set forth in this Circular and in the documents incorporated by reference herein, may adversely affect the ability of Post-Arrangement Cybin to achieve the anticipated benefits of the Arrangement.
Risks related to the integration of Cybin and Small Pharma
Post-Arrangement Cybin’s ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Post-Arrangement Cybin’s ability to realize the anticipated growth opportunities and synergies from integrating Small Pharma’s business following completion of the Arrangement. This integration will require the dedication of management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to Post-Arrangement Cybin, and from operational matters during this process.
In addition, the integration process could result in disruption of existing relationships with suppliers, employees, customers and other constituencies of Cybin and Small Pharma. There can be no assurance that management will be able to integrate the operations of each of the businesses successfully or achieve any of the synergies or other benefits that are anticipated to result from the Arrangement. The integration process is in the planning phase, and although most operational and strategic decisions have yet to be made, key decisions with respect to selected senior staffing positions and organization structure are progressing. These decisions and the integration of Cybin and Small Pharma will present challenges to management, including the integration of systems and personnel of the two geographically-separated companies, unanticipated liabilities and unanticipated costs. It is possible that the integration process could result in the loss of key employees, the disruption of the respective ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of management to maintain relationships with customers, suppliers, employees or to achieve the anticipated benefits of the Arrangement. The performance of Post-Arrangement Cybin’s operations could be adversely affected if it cannot retain key employees to assist in the integration and operation of Cybin and Small Pharma.
Any inability of management to successfully integrate the operations could have a Material Adverse Effect on the business, financial condition and results of operations of Post-Arrangement Cybin.
Additionally, Post-Arrangement Cybin will face the same risks that each of Cybin and Small Pharma currently face, in addition to other risks.
Adverse effects on Cybin Shares
On completion of the Arrangement, a significant number of additional Cybin Shares will be issued and available for trading in the public market. The increase in the number of Cybin Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, the Cybin Shares.

Dilution
As a result of the issuance of Cybin Shares in connection with the Arrangement, the ownership and voting interests of Cybin Shareholders in Cybin will be diluted, relative to current proportional ownership and voting interests.
Pro forma financial statements may not be indicative of the financial condition or results of operations of Post-Arrangement Cybin
The unaudited pro forma consolidated financial statements contained in this Circular are presented for illustrative purposes only as of their respective dates and may not be an indication of the financial condition or results of operations of Post-Arrangement Cybin for several reasons. For example, the unaudited pro forma consolidated financial statements have been derived from the respective historical financial statements of Cybin and Small Pharma, and certain adjustments and assumptions made as of the dates indicated therein may not be relevant in regards to Cybin following the Arrangement and other adjustments and assumptions have been made to give effect to the Arrangement and the other respective relevant transactions which may not, with the passage of time, turn out to be relevant or correct. The information upon which these adjustments and assumptions have been made is preliminary, and adjustments and assumptions of this nature require the exercise of judgement and are difficult to make with complete accuracy. See “Management Information Circular – Forward-Looking Statements.”
Outbreaks of communicable diseases
Emerging infectious diseases or the threat of outbreaks of contagious diseases, including the COVID-19 outbreak, could lead to disruptions in many aspects of Post-Arrangement Cybin’s business operations (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts, increased insurance premiums, delays in permitting or approvals, governmental disruptions, capital markets volatility, and other unknown but potentially significant impacts, all of which could result in the closure of research facilities, warehouses, and supply chains upon which Post-Arrangement Cybin relies.
Post-Arrangement Cybin’s business could be adversely impacted by the effects of a health epidemic or other outbreaks of communicable disease. In particular, such an event could materially and adversely impact Cybin’s business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to research programs and other factors that will depend on future developments beyond Cybin’s control, which could have a material and adverse effect on its business, financial condition and results of operations. In addition, the inability of Governmental Authorities to control the spread and impact of a pandemic could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on Post-Arrangement Cybin’s future prospects.
Information Concerning Cybin
Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions. See Schedule C for additional information regarding Cybin.
Information Concerning Small Pharma
Small Pharma is a biotechnology company progressing a pipeline of short-duration psychedelic-assisted therapies for the treatment of mental health conditions. See Schedule D for additional information regarding Small Pharma.
Information Concerning Post-Arrangement Cybin
As a result of the Arrangement, Small Pharma will become a wholly-owned subsidiary of Cybin. For further information concerning the business and operations of Post-Arrangement Cybin, see Schedule E. See Schedule F for selected pro forma financial information for Post-Arrangement Cybin as at and for the three months ended June 30, 2023, and for the year ended March 31, 2023.

Material Changes
Except as disclosed in this Circular, Cybin is not aware of any plans or proposals for material changes in the business or affairs of Cybin, or the affairs of Small Pharma which may have a significant effect on the financial performance and financial position of Cybin, Small Pharma, or Post-Arrangement Cybin.
OTHER MATTERS TO BE ACTED UPON
To the knowledge of the Cybin Board, the only other matters to be brought before the Meeting, in addition to the Acquisition Resolution, are those matters set forth in the Notice of Meeting, as set forth below in more detail.
Financial Statements
Cybin’s audited consolidated financial statements as at and for the years ended March 31, 2023 and 2022, and the report of the auditors on such financial statements, will be placed before the Meeting, and will be open to inspection. Such financial statements are also available on SEDAR+ under Cybin’s profile at www.sedarplus.com and on EDGAR at www.sec.gov. No formal action will, or is required to, be taken in respect of Cybin’s audited consolidated financial statements at the Meeting.
Appointment and Remuneration of Auditors
Management proposes to nominate Zeifmans LLP, which firm has been auditor of Cybin since November 2020, as auditor of Cybin, to hold office until the close of the next annual meeting of Cybin Shareholders.
Recommendation: Management of Cybin recommends that Cybin Shareholders VOTE FOR the appointment of Zeifmans LLP as Cybin’s auditors and authorizing the directors to fix their remuneration.
Proxies: Unless otherwise instructed, proxies in favour of the management designees will be VOTED FOR the appointment of Zeifmans LLP as Cybin’s auditors and authorizing the directors to fix their remuneration.
Election of Directors
The Cybin Board presently consists of six directors. At the Meeting, the Cybin Shareholders will be asked to elect the six nominees set forth below, namely, Theresa Firestone, Grant Froese, Paul Glavine, Eric Hoskins, Mark Lawson and Eric So (collectively, the “Board Nominees” and each a “Board Nominee”) as directors of Cybin. Each Board Nominee elected will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed pursuant to the by-laws of Cybin. The enclosed form of proxy permits Cybin Shareholders to vote for all the Board Nominees together or for each Board Nominee on an individual basis.
Cybin Shares represented by proxies in favour of management will be VOTED FOR each of the Board Nominees, unless the Cybin Shareholder who has given such proxy has directed that the Cybin Shares are to be withheld from voting in respect of any particular Board Nominee or Board Nominees.
Management does not contemplate that any of the Board Nominees will be unable to serve as directors. However, if for any reason, any of the Board Nominees do not stand for election or are determined to be ineligible to serve as a director of Cybin, the persons named in the form of proxy reserve the right to vote for other nominee(s) that may be proposed for election at the Meeting at their discretion.
Majority Voting Policy
Cybin Shareholders will vote for the election of each individual proposed director nominee separately. Cybin has adopted a majority voting policy for the election of directors whereby any nominee director (in an uncontested election) who receives more “withheld” votes than “for” votes at any meeting where Cybin Shareholders vote on the election, the director will be expected to submit to the Cybin Board his or her resignation, to take effect upon acceptance by the Cybin Board. The Cybin Board will then have 90 days to accept the resignation, during which time an alternate Cybin Board member may be appointed. The Cybin Board shall be expected to accept the resignation absent exceptional circumstances that would warrant the applicable director to continue to serve on the Cybin Board. In determining whether to accept the resignation, the Cybin Board will consider various matters including the results of the vote of Cybin Shareholders, the contribution of the director to the Cybin Board and committee discussions, the expressed reasons (if any) for which the withheld votes have been given, the merits of such reasons, and the ability to address the underlying concerns. The Cybin Board will promptly disclose the results of the vote director by director and will promptly issue a news release disclosing the Board’s decision. If the Cybin Board determines not to accept a resignation, the news release shall fully state the reasons for that decision.
The director under consideration will not participate in any Cybin Board or committee deliberations relating to his or her potential resignation. Subject to any corporate law restrictions, the Cybin Board may (i) leave a resultant vacancy unfilled until the next annual meeting of Cybin Shareholders; (ii) fill the vacancy through the appointment of a new director whom the Cybin Board considers to merit the confidence of Cybin Shareholders; or (iii) call a special meeting of Cybin Shareholders at which there will be presented individuals to fill the vacant position or positions.
Advance Notice Requirement
Cybin’s By-Law No. 1, contains a requirement providing for advance notice of nominations of directors in certain circumstances where nominations for election to the Board are made by Cybin Shareholders. For an annual meeting of Cybin Shareholders, notice to Cybin must be provided not less than 30 and not more than 65 days prior to the date of the annual meeting; save and except where the annual meeting is to be held on a date less than 50 days after the date on which the first public announcement of the date of such annual meeting was made, in which event notice may be given not later than the close of business on the 10th day following such public announcement. For a special meeting of Cybin Shareholders (that is not also an annual meeting), notice to Cybin must be given not later than the close of business on the 15th day following the day on which the first public announcement of the date of such special meeting was made. Cybin’s By-Law No. 1 is available under Cybin’s profile on SEDAR+ at www.sedarplus.com.
The following tables set out certain information as of the date of this Circular (unless otherwise indicated) with respect to the persons being nominated at the Meeting for election as directors. Information regarding Cybin Shares owned by each director of Cybin is presented to the best knowledge of management of Cybin and has been furnished to management of Cybin by such directors.

THERESA FIRESTONE	Principal Occupation and Biographical Information
Ontario, Canada Director Since: August 16, 2021 LEAD INDEPENDENT	Theresa Firestone is a senior healthcare executive with retail, pharmaceutical, health & wellness, government and global restructuring expertise. She spent 15 years in senior roles at Pfizer Inc., 14 years in government and 7 years in the retail and health and wellness sector. Ms. Firestone has international experience in executive leadership roles in Canada, Europe and Asia and extensive P&L experience. At Pfizer, Ms. Firestone was Regional President of Emerging Markets Asia and had responsibility for a P&L of $1.4B and oversaw 9 markets in Asia. Ms. Firestone was most recently Senior Vice President with Shoppers Drug Mart where she led health and wellness initiatives including new growth strategies and the development and launch of health clinics and the PC Health App.
Current Board/Committee Membership	2023 Attendance (Total)		Other Public Board Memberships
Member of the Cybin Board Member of the Audit Committee Member of the Corporate Governance and Nominating Committee	5 of 5 5 of 5 1 of 1	100% 100% 100%	Aurora Cannabis Inc. (TSX: ACB)
Number of Cybin Shares Beneficially Owned, Controlled or Directed			40,250(1)

Note:
(1)    Also holds 390,000 Cybin Options.

GRANT FROESE	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 INDEPENDENT	Grant Froese is a retail industry veteran with 38 years of experience at Loblaw Companies Limited, Canada’s largest food retailer, with his most recent position being Chief Operating Officer. Mr. Froese also served as the Chief Executive Officer of Marquee Health Group, a late-stage applicant under the Access to Cannabis for Medical Purposes Regulation and as Chief Executive Officer of Harvest One Cannabis Inc. (now Delivra Health Brands Inc.), a global cannabis company that develops and provides innovative lifestyle and wellness products to consumers and patients in regulated markets around the world where he gained valuable industry experience and insight. Mr. Froese has extensive experience in supply chain management, digital/ecommerce businesses, marketing, brand management, and merchandising and operations management.
Current Board/Committee Membership	2023 Attendance (Total)		Other Public Board Memberships
Member of the Cybin Board Member of the Audit Committee Member of the Compensation Committee	5 of 5 5 of 5 2 of 2	100% 100% 100%	None.
Number of Cybin Shares Beneficially Owned, Controlled or Directed			Nil(1)

Note:
(1)    Also holds 390,000 Cybin Options and warrants exercisable to purchase 750,000 Cybin Shares.

PAUL GLAVINE	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 NOT INDEPENDENT	Paul Glavine is a Co-founder and the Chief Growth Officer of Cybin. He is a serial entrepreneur and investor with vast experience in the biotech, mining and life science sectors. He was the Co-founder of TruVerra, which was acquired by Supreme Cannabis Company (later acquired by Canopy Growth). He has completed financings and M&A transactions in excess of $180 million in the past 4 years for his businesses.
Current Board/Committee Membership	2023 Attendance (Total)		Other Public Board Memberships
Member of the Cybin Board	5 of 5	100%	None.
Number of Cybin Shares Beneficially Owned, Controlled or Directed			11,242,407(1)(2)

Notes:
(1)    Includes 750,000 Cybin Shares held by Mr. Glavine’s spouse, 1,716,666 Cybin Shares held directly by Mr. Glavine and 8,775,741 Cybin Shares held by the PLG Family Trust, controlled by Mr. Glavine.
(2)    Also holds 2,324,000 Cybin Options and warrants exercisable to purchase 4,000,000 Cybin Shares.

ERIC HOSKINS	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 INDEPENDENT	Dr. Eric Hoskins is a Partner at Maverix Private Equity. He is the former Ontario Health Minister (2014-2018) responsible for one of the largest health care systems in North America. He is a former elected Member of Ontario Provincial Parliament holding Cabinet positions in Health, Economic Development and Trade, Children and Youth Services, and Immigration. Dr. Hoskins is a physician and public health specialist with more than thirty years’ experience in health care and public policy.
Current Board/Committee Membership	2023 Attendance (Total)		Other Public Board Memberships
Member of the Cybin Board Member of the Audit Committee Member of the Governance and Nominating Committee	4 of 5 4 of 5 1 of 1	80% 80% 100%	Think Research Corporation (TSXV: THNK) FSD Pharma Inc. (Nasdaq: HUGE) (CSE: HUGE)
Number of Cybin Shares Beneficially Owned, Controlled or Directed			100,000(1)(2)

Notes:
(1)    Includes 50,000 Cybin Shares held by Dr. Hoskin’s spouse, and 50,000 Cybin Shares held directly by Dr. Hoskin.
(2)    Also holds 390,000 Cybin Options, and warrants exercisable to purchase 1,150,000 Cybin Shares.

MARK LAWSON	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 INDEPENDENT
Mr. Mark Lawson is a private equity and investment banking executive with over 20 years of experience in Canada, the United States, and in the emerging markets. From 2008 to present Mr. Lawson has been the Managing Partner of Clermont Capital Partners, a Toronto based merchant bank and advisory firm focused on the technology and healthcare sectors. From 2004 to 2008 he was an investment banker with Morgan Stanley in New York, where he was involved in the execution of over $6 billion worth of mergers and acquisitions, $8 billion worth of debt offerings and $500 million of equity financings in the healthcare, technology, and telecom sectors. Mr. Lawson is also currently a director of various publicly traded companies in North America. Mr. Lawson received his Bachelor of Arts in Statistical Sciences from The University of Western Ontario, Canada and his MBA from The Richard Ivey School of Business, University of Western Ontario, Canada. Mr. Lawson is a member of the Economic Club of New York and is a Director of the Hugh and Ilene Lawson Charitable Organization.

Current Board/Committee Membership	2023 Attendance (Total)		Other Public Board Memberships
Member of the Cybin Board Member of the Audit Committee Member of the Compensation Committee Member of the Corporate Governance and Nominating Committee	5 of 5 5 of 5 2 of 2 1 of 1	100% 100% 100% 100%	Claren Energy Corp. (CEN-TSXV) Armm Inc. (ARMM – OTCQB)
Number of Cybin Shares Beneficially Owned, Controlled or Directed			114,996(1)

Note:
(1)    Also holds 420,000 Cybin Options.

ERIC SO	Principal Occupation and Biographical Information
Ontario, Canada Director Since: November 5, 2020 NOT INDEPENDENT
Eric So is a Co-founder, Chair, and President of Cybin. He is a veteran owner and operator of various public and private companies over the last 15 years and has led C-level corporate strategy, development and finance at all stages of the business life cycle from start-up to high growth and multinational. He began his career practicing in the areas of corporate commercial, securities, finance and mergers and acquisitions at Torys LLP.

Current Board/Committee Membership	2023 Attendance (Total)		Other Public Board Memberships
Member of the Cybin Board Member of the Compensation Committee Member of the Corporate Governance and Nominating Committee	5 of 5 2 of 2 1 of 1	100% 100% 100%	None.
Number of Cybin Shares Beneficially Owned, Controlled or Directed			11,572,411(1)(2)

Notes:
(1)    Includes 2,000,000 Cybin Shares held by Mr. So’s spouse, 1,716,667 Cybin Shares held directly by Mr. So and 7,855,744 Cybin Shares held by the So Family Trust – 2017, controlled by Mr. So.
(2)    Also holds 2,324,000 Cybin Options and warrants exercisable to purchase 4,000,000 Cybin Shares.

Corporate Cease Trade Orders
Except as disclosed below, no proposed director is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including Cybin) that:
(a)    was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or
(b)    was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company
Greg Cavers was the interim Chief Financial Officer of LottoGopher Holdings Inc. (“LottoGopher”), a CSE-listed company, until January 2020. Preceding his position, LottoGopher has been subject to a cease trade order on December 5, 2018 for failing to file interim financial report, management’s discussion and analysis and certification of the filings pursuant to National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.
The foregoing information, not being within the knowledge of Cybin, has been furnished by the proposed directors.
Bankruptcies, or Penalties or Sanctions
To the knowledge of Cybin, no proposed director:
(a)    is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Cybin) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;
(b)    has within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets;
(c)    has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(d)    has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.
The foregoing information, not being within the knowledge of Cybin, has been furnished by the proposed directors.
EXECUTIVE COMPENSATION
Compensation Discussion and Analysis
The general objectives of Cybin’s compensation strategy are to: (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; and (c) attract and retain highly qualified executive officers.
Management Contracts
The following is a description of the management contracts for the Named Executive Officers (as defined below):
Doug Drysdale
Doug Drysdale currently receives a base salary of US$500,000 per annum for his services as Chief Executive Officer of Cybin. He has entered into an employment agreement (the “CEO Employment Agreement”) with Cybin which is for an indefinite term and includes provisions relating to, among other things, base salary, eligibility for benefits, an annual performance bonus and equity awards. As per the CEO Employment Agreement, Mr. Drysdale is eligible to be considered for an annual performance bonus, currently for up to 65% of Mr. Drysdale’s base salary and shall be based on criteria established by the Cybin Board and the Compensation Committee.
In the event that the CEO Employment Agreement is terminated without cause, Cybin will pay to Mr. Drysdale a cash severance payment equal to six (6) months base salary. Mr. Drysdale may terminate the CEO Employment Agreement by providing 30 days’ written notice to Cybin. Assuming termination without cause occurred on the date of this Circular, the estimated severance payment to Mr. Drysdale would have been approximately US$250,000.
Greg Cavers, Eric So, Paul Glavine, and Aaron Bartlone
The following Named Executive Officers, serving in the following capacities, currently receive the following annual salaries:
·    Greg Cavers currently receives $250,000 per annum for his services as Chief Financial Officer of Cybin;
·    Eric So currently receives $480,000 per annum for his services as President of Cybin;
·    Paul Glavine currently receives $480,000 per annum for his services as Chief Growth Officer of Cybin; and

·    Aaron Bartlone currently receives US$300,000 per annum for his services as Chief Operating Officer of a subsidiary of Cybin.
Each of such Named Executive Officers has entered into an agreement with Cybin, which is for an indefinite term and includes standard provisions relating to, among other things, base salary, eligibility for employee benefits, equity awards and confidentiality and intellectual property rights.
Mr. Cavers’ employment agreement provides that Cybin may terminate his employment without cause provided, however, that if Cybin terminates his employment without cause, Cybin will provide Mr. Cavers with three months’ notice of termination (or pay in lieu), plus an additional one months’ notice (or pay in lieu) for each year of completed service with Cybin. Assuming termination without cause occurred on the date of this Circular, the estimated severance payment to Mr. Cavers would have been approximately $125,000.
Mr. So and Mr. Glavine’s consulting agreements provide that their respective agreements may be terminated on 24 months’ notice and upon payment of all accrued fees and other fees that would be due during such 24 month period. The agreements do not contain severance or change of control provisions.
Mr. Bartlone’s agreement provides that Cybin may terminate his employment without cause provided, however, that if Cybin terminates his employment without cause, Cybin will provide Mr. Bartlone with eight months’ notice of termination (or pay in lieu), plus an additional one months’ notice (or pay in lieu) for each year of completed service with Cybin, up to a maximum of 12 months. Assuming termination without cause occurred on the date of this Circular, the estimated severance payment to Mr. Bartlone would have been approximately US$250,000.
Elements of Compensation
The compensation of Named Executive Officers is comprised of the following elements: (a) base salary; and (b) long-term equity incentives, consisting of Awards granted under the Cybin Equity Incentive Plan. These principal elements of compensation are described in further detail below.
Base Salary
Each Named Executive Officer receives a base salary, which constitutes a significant portion of the Named Executive Officer’s compensation package. Base salary is provided in recognition for discharging day-to-day duties and responsibilities and reflects the Named Executive Officer’s performance over time, as well as that individual’s particular experience and qualifications. A Named Executive Officer’s base salary is reviewed by the Cybin Board or the Compensation Committee on an annual basis and may be adjusted to take into account performance contributions for the year and to reflect sustained performance contributions over a number of years. At the discretion of the Cybin Board or the Compensation Committee, each of the Named Executive Officers is eligible to receive performance bonuses, which are contingent on the Named Executive Officer achieving certain performance objectives set annually by the Compensation Committee.
Cybin Equity Incentive Plan
On August 13, 2020, Cybin received Cybin Shareholder approval of the Cybin Equity Incentive Plan and on November 5, 2020, it was adopted by the Cybin Board. On August 16, 2021, certain amendments to the Cybin Equity Incentive Plan were approved to better align the Cybin Equity Incentive Plan with policies of the Cboe Canada. The Cybin Equity Incentive Plan permits the granting of Cybin Options, stock appreciation rights (“Cybin SARs”), restricted share unit awards (“Cybin RSUs”), performance share units (“Cybin Performance Awards”), dividend equivalents (“Cybin Dividend Equivalents”) and other share-based awards (“Cybin Share Based Awards” and collectively with Cybin Options, Cybin SARs, Cybin RSUs, Cybin Performance Awards and Cybin Dividend Equivalents, the “Awards”). Awards are granted by either the Cybin Board or the Compensation Committee.
The Cybin Equity Incentive Plan is intended to promote the interests of Cybin and its shareholders by aiding Cybin in attracting and retaining employees, officers, consultants, advisors and non-employee directors capable of assuring the future success of Cybin, to offer such persons incentives to put forth maximum efforts for the success of Cybin’s business and to compensate such persons through various share and cash based arrangements and provide them with opportunities for share ownership in Cybin, thereby aligning the interests of such persons with the Cybin Shareholders.
Shares Subject to the Cybin Equity Incentive Plan
The Cybin Equity Incentive Plan is a rolling plan which, subject to the adjustment provisions provided for therein (including a subdivision or consolidation of the Cybin Shares), provides that the aggregate maximum number of Cybin Shares that may be issued under all Awards under the Cybin Equity Incentive Plan shall not exceed 20% of Cybin’s issued and outstanding Cybin Shares from time to time, such number being 46,936,646 as at the date of this Circular. Notwithstanding the foregoing, the aggregate number of Cybin Shares that may be issued pursuant to awards of Cybin Options shall not exceed 22,266,002.
The Cybin Equity Incentive Plan is considered an “evergreen” plan, since the Cybin Shares covered by Awards which have been exercised, settled or terminated shall be available for subsequent grants under the Cybin Equity Incentive Plan and the number of Awards available to grant increases as the number of issued and outstanding Cybin Shares increases.
As at the date of this Circular, a total of 40,676,675 Cybin Shares are issuable pursuant to Cybin Options granted under the Cybin Equity Incentive Plan, representing approximately 17.3% of Cybin’s issued and outstanding Cybin Shares. An aggregate of 6,259,971 Cybin Shares (plus any Awards forfeited or cancelled) are available for issuance under the Cybin Equity Incentive Plan, representing approximately 2.7% of Cybin’s issued and outstanding Cybin Shares as at the date of this Circular. As of the date of this Circular, a total of 12,835,400 Cybin Shares are issuable pursuant to Cybin Incentive Stock Options (as such term is defined in the Cybin Equity Incentive Plan) granted under the Cybin Equity Incentive Plan.
Eligibility
Any of Cybin’s employees, officers, consultants, advisors and non-employee directors or any affiliate or person to whom an offer of employment or engagement with Cybin is extended, are eligible to participate in the Cybin Equity Incentive Plan (the “Participants”). The basis of participation of an individual under the Cybin Equity Incentive Plan, and the type and amount of any Award that an individual will be entitled to receive under the Cybin Equity Incentive Plan, will be determined by the Compensation Committee based on its judgment as to the best interests of Cybin and Cybin Shareholders, and therefore cannot be determined in advance.
If a Participant ceases to be an Eligible Person (as such term is defined in the Cybin Equity Incentive Plan) Cybin for any reason, whether for cause or otherwise, the Participant may, within 90 days following the date on which it ceased to be an Eligible Person, an investor relations person or holder of Cybin Options, exercise any Cybin Option that was exercisable on the date the Participant ceased to be an Eligible Person. The Compensation Committee may extend such 90 day period subject to obtaining any approval required by the Cboe Canada and subject to a maximum extension to the original expiry date of such Cybin Options. Any Cybin Option that was not exercisable on the date the Participant ceased to be an Eligible Person will be deemed to expire on such date, unless extended pursuant to the Cybin Equity Incentive Plan. Any Cybin Option that was exercisable on the date the Participant ceased to be an Eligible Person will be deemed to expire immediately following the 90 day period unless extended pursuant to the Cybin Equity Incentive Plan.
Administration of the Cybin Equity Incentive Plan
The Cybin Equity Incentive Plan shall be administered by the Compensation Committee. The Compensation Committee shall have full power and authority to designate a Participant, the time or times at which awards may be granted, the conditions under which awards may be granted or forfeited to Cybin, the number of Cybin Shares to be covered by any Award, the exercise price of any Award, whether restrictions or limitations are to be imposed on the Cybin Shares issuable pursuant to grants of any Award, and the nature of any such restrictions or limitations, any acceleration of exercisability or vesting, or waiver of termination regarding any award, based on such factors as the Compensation Committee may determine.
In addition, the Compensation Committee interprets the Cybin Equity Incentive Plan and may adopt guidelines and other rules and regulations relating to the Cybin Equity Incentive Plan, and make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Equity Incentive Plan.

Types of Awards
Cybin Options
Under the terms of the Cybin Equity Incentive Plan, unless the Compensation Committee determines otherwise in the case of an Cybin Option substituted for another Cybin Option in connection with a corporate transaction, the exercise price of the Cybin Options may not be lower than the greater of the closing market price of the Cybin Shares on the Cboe Canada on (a) the trading day prior to the date of grant of the Cybin Options and (b) the date of grant of the Cybin Options. Cybin Options granted under the Cybin Equity Incentive Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the Compensation Committee and specified in the applicable award agreement. The maximum term of a Cybin Option granted under the Cybin Equity Incentive Plan will be ten years from the date of grant. Payment in respect of the exercise of a Cybin Option may not be made, in whole or in part, with a promissory note.
Unless otherwise specified by the Compensation Committee the time of granting an Cybin Option and set forth in the particular Award Agreement (as such term is defined in the Cybin Equity Incentive Plan), an exercise notice must be accompanied by payment of the exercise price. A participant may, in lieu of exercising an Cybin Option pursuant to an exercise notice, elect to surrender such Cybin Option to Cybin (a “Cashless Exercise”) in consideration for an amount from Cybin equal to (i) the Fair Market Value (as defined in the Equity Incentive Plan) of the Cybin Shares issuable on the exercise of such Cybin Option (or portion thereof) as of the date such Cybin Option (or portion thereof) is exercised, less (ii) the aggregate exercise price of the Cybin Option (or portion thereof) surrendered relating to such Cybin Shares (the “In-the-Money Amount”) by written notice to Cybin indicating the number of Cybin Options such participant wishes to exercise using the Cashless Exercise, and such other information that Cybin may require. Subject to the provisions of the Cybin Equity Incentive Plan, Cybin will satisfy payment of the In-the-Money Amount by delivering to the participant such number of Cybin Shares having a fair market value equal to the In-the-Money Amount.
Cybin RSUs
Awards of Cybin RSUs shall be subject to such restrictions as the Compensation Committee may impose (including, without limitation, any limitation on the right to vote or the right to receive any dividend or other right or property with respect thereto), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise as the Compensation Committee may deem appropriate. Upon a Participant’s termination of employment or service or resignation or removal as a director (in either case, as determined under criteria established by the Compensation Committee) during the applicable restriction period, all Cybin RSUs held by such Participant at such time shall be forfeited and reacquired by Cybin for cancellation at no cost to Cybin; provided, however, that the Compensation Committee may waive in whole or in part any or all remaining restrictions with respect to Cybin RSUs. Pursuant to the policies of the Cboe Canada, the value ascribed to the Cybin Shares covered by the Cybin RSU may not be lower than the greater of the closing market price of the Cybin Shares on (a) the trading day prior to the date of grant of the Cybin RSU, and (b) the date of grant of the Cybin RSU. Any Cybin RSU granted under the Cybin Equity Incentive Plan shall be issued at the time such Awards are granted and may be evidenced in such manner as the Compensation Committee may deem appropriate.
Stock Appreciation Rights
A Cybin SAR granted under the Cybin Equity Incentive Plan shall confer on the Participant a right to receive upon exercise, the excess of (i) the Fair Market Value (as such term is defined in the Cybin Equity Incentive Plan) of one (1) Cybin Share on the date of exercise over (ii) the grant price of the Cybin SAR as specified by the Compensation Committee (which price shall not be less than 100% of the Fair Market Value of one (1) Cybin Share on the date of grant of the Cybin SAR); provided, however, that, subject to applicable law and stock exchange rules, the Compensation Committee may designate a grant price below Fair Market Value on the date of grant if the Cybin SAR is granted in substitution for a stock appreciation right previously granted by an entity that is acquired by or merged with Cybin or an Affiliate. Notwithstanding the foregoing, pursuant to the rules of the Cboe Canada, Cybin Shares issued in connection with SARs may not be priced lower than the greater of the closing market prices of the Cybin Shares on (a) the trading day prior to the date of grant of the Cybin SAR, and (b) the date of grant of the Cybin SAR. Subject to the terms of the Cybin Equity Incentive Plan, the policies of the Cboe Canada and any applicable Award Agreement, the grant price, term, methods of exercise, dates of exercise, methods of settlement, equity compensation and any other terms and conditions of any Cybin SAR shall be as determined by the

Compensation Committee. The Compensation Committee may impose such conditions or restrictions on the exercise of any Cybin SAR as it may deem appropriate. No Cybin SAR may be exercised more than ten years from the grant date.
Performance Share Units
A Cybin Performance Award granted under the Cybin Equity Incentive Plan (i) may be denominated or payable in cash, Cybin Shares (including without limitation, Cybin RSUs), other securities, other Awards or other property and (ii) shall confer on the holder thereof the right to receive payments, in whole or in part, upon the achievement of one or more objective performance goals during such performance periods as the Compensation Committee shall establish. Notwithstanding the foregoing, pursuant to the rules of the Cboe Canada, Cybin Performance Awards may not be priced lower than the greater of the closing market prices of the Cybin Shares on (a) the trading day prior to the date of grant of the Cybin Performance Award, and (b) the date of grant of the Cybin Performance Award. Subject to the terms of the Cybin Equity Incentive Plan and the policies of the Cboe Canada, the performance goals to be achieved during any performance period, the length of any performance period, the amount of any Cybin Performance Award granted, the amount of any payment or transfer to be made pursuant to any Cybin Performance Award and any other terms and conditions of any Cybin Performance Award shall be determined by the Compensation Committee.
Dividend Equivalents
A Cybin Dividend Equivalent granted under the Cybin Equity Incentive Plan allows Participants to receive payments (in cash, Cybin Shares, other securities, other Awards or other property as determined in the discretion of the Compensation Committee) equivalent to the amount of cash dividends paid by Cybin to holders of Cybin Shares with respect to a number of Cybin Shares as determined by the Compensation Committee. Subject to the terms of the Cybin Equity Incentive Plan, the policies of the Cboe Canada and any applicable Award Agreement, such Dividend Equivalents may have such terms and conditions as the Compensation Committee shall determine. Notwithstanding the foregoing, (i) the Compensation Committee may not grant Cybin Dividend Equivalents to Eligible Persons in connection with grants of Cybin Options, Cybin SARs or other Awards the value of which is based solely on an increase in the value of the Cybin Shares after the date of grant of such Award, and (ii) dividend and Cybin Dividend Equivalent amounts may be accrued but shall not be paid unless and until the date on which all conditions or restrictions relating to such Award have been satisfied, waived or lapsed. Subject to the terms of the Cybin Equity Incentive Plan, the policies of the Cboe Canada and any applicable Award Agreement, such Cybin Dividend Equivalents may have such terms and conditions as the Compensation Committee shall determine, provided that pursuant to the rules of the Cboe Canada, Dividend Equivalents may not be priced lower than the greater of the closing market prices of the Cybin Shares on (a) the trading day prior to the date of grant of the Cybin Dividend Equivalent, and (b) the date of grant of the Cybin Dividend Equivalent.
Other Share-Based Awards
In addition, Awards may be granted under the Cybin Equity Incentive Plan that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, Cybin Shares (including, without limitation, securities convertible into Cybin Shares), as are deemed by the Compensation Committee to be consistent with the purpose of the Equity Incentive Plan in accordance with applicable regulations, provided that pursuant to the rules of the Cboe Canada, such Awards may not be priced lower than the greater of the closing market prices of the Cybin Shares on (a) the trading day prior to the date of grant of the Award, and (b) the date of grant of the Award.
Term
While the Cybin Equity Incentive Plan does not stipulate a specific term for Awards granted thereunder, Awards may not expire beyond 10 years from its date of grant, except where Cybin Shareholder approval is received or where an expiry date would have fallen within a blackout period of Cybin. All Awards must vest and settle in accordance with the provisions of the Cybin Equity Incentive Plan and any applicable award agreement, which award agreement may include an expiry date for a specific award.
In the event an Award expires, at a time when a scheduled blackout is in place or an undisclosed material change or material fact in the affairs of Cybin exists, the expiry of such Award will be the date that is ten Business Days after which such scheduled blackout terminates or there is no longer such undisclosed material change or material fact.

Non-Transferability of Awards
No Award and no right under any such Award shall be transferable by a Participant other than by will or by the laws of descent and distribution, and no Award (other than fully vested and unrestricted Cybin Shares issued pursuant to any Award) or right under any such Award may be pledged, alienated, attached or otherwise encumbered, and any purported pledge, alienation, attachment or encumbrance thereof shall be void and unenforceable against Cybin or any Affiliate. The Compensation Committee may also establish procedures as it deems appropriate for a Participant to designate a person or persons, as beneficiary or beneficiaries, to exercise the rights of the Participant and receive any property distributable with respect to any Award in the event of the Participant’s death. In the event of a Participant’s death, any unexercised, options issued to such Participant shall be exercisable within a period of one (1) year next succeeding the year in which the Participant died, unless such exercise period is extended by the Compensation Committee and approval is obtained from the stock exchange on which the Cybin Shares then trade, as applicable.
Compensation of Directors
Independent members of the Cybin Board are paid $50,000 annually, which amount is paid quarterly. In addition, the independent lead director receives an additional annual cash fee of $15,000. Directors of Cybin are also compensated for their services through the granting of Cybin Options and other Awards, and may also be reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors.
Officers of Cybin who also act as directors will not receive any additional compensation for services rendered in such capacity, other than as paid by Cybin in their capacity as officers.
Compensation Risk
The Cybin Board and, as applicable, the Compensation Committee, considers and assesses the implications of risks associated with Cybin’s compensation policies and practices and devotes such time and resources as is believed to be necessary in the circumstances. Cybin’s practice of compensating its officers primarily through a mix of salary, bonus and stock options is designed to mitigate risk by: (i) ensuring that Cybin retains such officers; and (ii) aligning the interests of its officers with the short-term and long-term objectives of Cybin and its shareholders. As at the date of this Circular, the Cybin Board had not identified risks arising from Cybin’s compensation policies and practices that are reasonably likely to have a material adverse effect on Cybin.
Financial Instruments
Pursuant to the terms of Cybin’s Insider Trading Policy, Cybin’s officers and directors are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an officer or director.
Compensation Governance
In order to assist the Cybin Board in fulfilling its oversight responsibilities with respect to compensation matters, the Board has established the Compensation Committee and has reviewed and approved the Compensation Committee’s Charter. The Compensation Committee is composed of Eric So, Mark Lawson and Grant Froese. Mr. So is not considered “independent”, as such term is defined in NI 58-101.
The Compensation Committee meets on compensation matters as and when required with respect to executive compensation. The primary goal of the Compensation Committee as it relates to compensation matters is to ensure that the compensation provided to the Named Executive Officers and Cybin’s other executive officers is determined with regard to Cybin’s business strategies and objectives, such that the financial interest of the executive officers is aligned with the financial interest of shareholders, and to ensure that their compensation is fair and reasonable and sufficient to attract and retain qualified and experienced executives. The Compensation Committee is given the authority to engage and compensate any outside advisor that it determines to be necessary to carry out its duties.

As a whole, the members of the Compensation Committee have direct experience and skills relevant to their responsibilities in executive compensation, including with respect to enabling the Compensation Committee in making informed decisions on the suitability of Cybin’s compensation policies and practices. All three members have experience on the board of directors and related committees of other public companies, as described under “Other Matters to be Acted Upon – Election of Directors” in this Circular.
Compensation Governance
The Cybin Board has adopted a Clawback Policy, which provides that the Cybin Board may seek recovery of erroneously awarded Awards received by certain executive officers on a full or partial basis in situations where Cybin is required to prepare an accounting restatement of its financial statements due to Cybin’s material non-compliance with any financial reporting requirements under applicable Securities Laws.
Performance Graph
The following graph compares the percentage change in the cumulative Cybin Shareholder return on the Cybin Shares compared to the cumulative total return of the S&P/TSX Composite Index for the period commencing on December 31, 2018 to March 31, 2023 based on the price of the Cybin Shares, assuming a $100 investment on December 31, 2018 and reinvestment of dividends. From December 31, 2018 to June 29, 2020 (the date the Cybin Shares were halted in connection with the announcement of the RTO Transaction), the performance reflected is that of Clarmin Explorations Inc., Cybin’s predecessor business, and is not reflective of Cybin’s business or performance since the completion of the RTO Transaction on November 5, 2020 and the listing of its Cybin Shares on the Cboe Canada on November 10, 2020.
Cybin’s total shareholder return for the period from the completion of the RTO Transaction to March 31, 2023 was -44%. Between 2020 and 2023, Cybin completed a series of financings that provided it with a net cash position as at March 31, 2023 of $16.6 million. The Cybin Board has not, as of the date of the Circular, determined any incentive payments based on Cybin’s results for 2023, including its total shareholders’ return, but it is anticipated that as part of the compensation and governance review, the Cybin Board will consider and approve incentive payments that take into account these factors. As the completion of the RTO Transaction marked the beginning of the current business of Cybin, Cybin considers its share performance since completion of the RTO Transaction to be pertinent to its Cybin Shareholders. Therefore, the next graph compares the percentage change in the cumulative Shareholder return on the Cybin Shares commencing with the listing of the Cybin Shares on the Cboe Canada on November 10, 2020 to March 31, 2023, compared to the cumulative total return of the S&P/TSX Composite Index for the same period, assuming a $100 investment on November 10, 2020 and reinvestment of dividends.

Summary Compensation Table
In this Circular, a “Named Executive Officer” means: (a) a Chief Executive Officer; (b) a Chief Financial Officer; (c) each of Cybin’s three next most highly compensated executive officers at the end of the financial year ended March 31, 2023 whose total compensation, individually, was greater than $150,000; and (d) each individual who would be a Named Executive Officer but for the fact that the individual was neither an executive officer of Cybin or its subsidiaries, nor serving in a similar capacity, at the end of the financial year ended March 31, 2023.
For the financial year ended March 31, 2023, Cybin had the following Named Executive Officers: (a) Doug Drysdale, Chief Executive Officer; (b) Greg Cavers, Chief Financial Officer; (c) Eric So, Chair and President; (d) Paul Glavine, Chief Growth Officer; and (e) Aaron Bartlone, Chief Operating Officer. The following table presents the compensation earned by the Named Executive Officers for the years ended March 31, 2023, 2022 and 2021.

Name and principal position	Year(1)	Salary/Fee ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Doug Drysdale(2) Chief Executive Officer	2023 2022 2021	661,600 549,319 276,648(3)	- - -	- 1,805,921 1,607,422	169,000 150,000 340,832(3)	- - -	- - -	3,573 - -	834,173 2,505,240 2,224,902
Greg Cavers(4) Chief Financial Officer	2023 2022 2021	250,000 223,750 158,670	- - -	- 478,212 229,432	75,000 40,000 50,000	- - -	- - -	4,200 2,800 -	329,200 744,762 438,102
Eric So(5) Chair and President	2023 2022 2021	480,000 480,000 290,000	- - -	- 534,533 804,435	144,000 150,000 999,722(9)	- - -	- - -	- - -	624,000 1,164,533 2,094,157
Paul Glavine(6) Chief Growth Officer and a director	2023 2022 2021	480,000 480,000 290,000	- - -	- 534,533 804,435	144,000 150,000 999,722(9)	- - -	- - -	- - -	624,000 1,164,533 2,094,157
Aaron Bartlone(7) Chief Operating Officer	2023 2022 2021	396,960 374,880 91,169	- - -	- 523,936 612,464	115,000 - -	- - -	- - -	3,573 2,249 -	515,533 901,065 703,633

Notes:
(1)    Calculated based on the Black-Scholes model for option valuation.

(2)    Mr. Drysdale commenced employment with Cybin Privateco in August 2020 and was appointed as Chief Executive Officer of Cybin effective November 5, 2020. Mr. Drysdale’s salary is paid in U.S. dollars and has been converted to Canadian dollars for the purpose of this Circular using the Bank of Canada daily exchange rate as of March 31. For the period ended March 31, 2023, an exchange rate of US$1.00 = $1.3232 was applied.
(3)    The period of compensation during the 2021 financial year for Mr. Drysdale was less than 12 months; on an annualized basis, his base salary would have been $385,631.
(4)    Prior to November 5, 2020, Mr. Cavers was the Chief Financial Officer of Cybin Privateco. In connection with the RTO Transaction, Cybin Privateco became a wholly-owned subsidiary of Cybin. The salaries above include those paid to Mr. Cavers by both Cybin and Cybin Privateco. Mr. Cavers was appointed as Chief Financial Officer of Cybin effective November 5, 2020.
(5)    Prior to November 5, 2020, Mr. So was the President of Cybin Privateco. In connection with the RTO Transaction, Cybin Privateco became a wholly-owned subsidiary of Cybin. The salaries above include those paid to Mr. So by both Cybin and Cybin Privateco. Mr. So was appointed as President of Cybin effective November 5, 2020. Mr. So’s compensation was received solely in capacity as an officer of Cybin.
(6)    Prior to November 5, 2020, Mr. Glavine was the Chief Operating Officer of Cybin Privateco. In connection with the RTO Transaction, Cybin Privateco became a wholly-owned subsidiary of Cybin. The salaries above include those paid to Mr. Glavine by both Cybin and Cybin Privateco. Mr. Glavine was appointed as Chief Operating Officer of Cybin effective November 5, 2020. On March 29, 2021, Mr. Glavine ceased to be the Chief Operating Officer and was appointed as Chief Growth Officer of Cybin. Mr. Glavine’s compensation was received solely in capacity as an officer of Cybin.
(7)    Mr. Bartlone commenced employment with Cybin Privateco in December 2020 and was appointed Chief Operating Officer of a subsidiary of Cybin on March 25, 2021. Mr. Bartlone’s salary is paid in U.S. dollars and has been converted to Canadian dollars for the purpose of this Circular using the Bank of Canada daily exchange rate as of March 31. For the period ended March 31, 2023, an exchange rate of US$1.00 = $1.3232 was applied.
(8)    The period of compensation during the 2021 financial year for Mr. Bartlone was less than 12 months; on an annualized basis, his base salary would have been $304,944, applying the Bank of Canada daily exchange rate as of March 31, 2021 of US$1.00 = $1.2575.
(9)    Amount includes $724,722 related to warrants issued on June 15, 2020 with an exercise price of $0.25. The warrants vested on issuance and expire on June 15, 2025. Fair value calculated based on the Black-Scholes model for warrant valuation. The fair value of the warrants has been calculated based on the following weighted average assumptions (the grant date fair value equals the accounting fair value for stock options):

Grant Date:	June 15, 2020
Risk free interest rate	1.82%
Dividend yield	0%
Volatility factor	95%
Average expected life	5
Fair value (rounded)	$0.18

Incentive Plan Awards
Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth all share-based and option-based awards outstanding for the Named Executive Officers as of March 31, 2023:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Doug Drysdale Chief Executive Officer	3,000,000 800,000 169,000	$0.75 $2.90 $1.13	October 12, 2025 June 28, 2026 March 4, 2027	- - -	-	-	-
Greg Cavers Chief Financial Officer	150,000 150,000 200,000 75,000	$0.25 $1.89 $2.90 $1.13	June 15, 2025 December 28, 2025 June 28, 2026 March 4, 2027	42,000 - - -	-	-	-
Eric So Chair and President	1,500,000 200,000 144,000	$0.75 $2.90 $1.13	November 4, 2025 June 28, 2026 March 4, 2027	- - -	-	-	-
Paul Glavine Chief Growth Officer	1,500,000 200,000 144,000	$0.75 $2.90 $1.13	November 4, 2025 June 28, 2026 March 4, 2027	- - -	-	-	-
Aaron Bartlone Chief Operating Officer	225,000 225,000 300,000 115,000	$1.89 $1.36 $2.48 $1.13	January 2, 2026 March 28, 2026 August 18, 2026 March 4, 2027	- - - -	-	-	-

Note:
(1)    The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $0.53 for the Cybin Shares on the Cboe Canada on the last trading day of the year ended March 31, 2023 and the exercise price of the options, multiplied by the number of unexercised options.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets forth the value of all incentive plan awards vested or earned for each Named Executive Officer during the year ended March 31, 2023:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Doug Drysdale Chief Executive Officer	-	-	169,000
Greg Cavers Chief Financial Officer	-	-	75,000
Eric So Chair and President	5,625	-	144,000
Paul Glavine Chief Growth Officer	5,625	-	144,000
Aaron Bartlone Chief Operating Officer	-	-	115,000

Note:
(1)    The “value vested during the year” is calculated as the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date based on the difference between the closing price for the Cybin Shares on the Cboe Canada, as applicable, as of the date of vesting (or the most recent closing price on the exchange, if applicable) and the exercise price of the options, multiplied by the number of vested options.

Director Compensation
Director Compensation Table
The following table sets forth all amounts of compensation provided to the directors of Cybin (other than directors who are also Named Executive Officers) during the financial year ended March 31, 2023:

Name	Fees Earned ($)	Share-based awards ($)	Option-based awards ($)	All other compensation ($)	Total ($)
Grant Froese	50,000	-	-	-	50,000
Eric Hoskins	50,000	-	-	-	50,000
Mark Lawson	50,000	-	-	-	50,000
Theresa Firestone	65,000	-	-	-	65,000

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards
The following table sets forth all awards outstanding for each of the directors of Cybin (other than directors who are also Named Executive Officers) as of March 31, 2023:

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share based awards that have not vested(2) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Grant Froese	195,000	$1.89	December 28, 2025	-	-	-	-
Eric Hoskins	195,000	$1.89	December 28, 2025	-	-	-	-
Mark Lawson	220,000	$1.89	December 28, 2025	-	-	-	-
Theresa Firestone	195,000	$2.87	September 27, 2026	-	-	-	-

Notes:
(1)    The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $0.53 for the Cybin Shares on the Cboe Canada on the last trading day of the year ended March 31, 2023 and the exercise price of the options, multiplied by the number of unexercised options.
(2)    The “market or payout value of share-based awards that have not vested” is calculated based on the closing price of $0.53 for the Cybin Shares on the Cboe Canada on the last trading day of the year ended March 31, 2023 multiplied by the number of Cybin Shares that have not vested.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets forth the value of all incentive plan awards vested or earned by each director of Cybin (other than directors who are also named Executive Officers) during the year ended March 31, 2023:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Grant Froese	-	-	-
Eric Hoskins	-	-	-
Mark Lawson	-	-	-
Theresa Firestone	-	-	-

Note:
(1)    The “value vested during the year” is calculated based on the difference between the closing price for the Cybin Shares on the Cboe Canada as of the date of vesting (or the most recent closing price on the Cboe Canada) and the exercise price of the options, multiplied by the number of vested options.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of Cybin Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Cybin Shares remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	29,569,800	$1.36	9,495,946
Equity compensation plans not approved by security holders	-	-	-
Total	29,569,800	$1.36	9,495,946

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at the date of this Circular, no individual who is an executive officer, director, employee or former executive officer, director or employee of Cybin or any of its subsidiaries is indebted to Cybin or any of its subsidiaries pursuant to the purchase of securities or otherwise.
No individual who is, or at any time during the financial year ended March 31, 2023 was, a director or executive officer of Cybin, a proposed management nominee for election as a director of Cybin, or an associate of any such director, executive officer or proposed nominee, was indebted to Cybin or any of its subsidiaries during the financial year ended March 31, 2023 or as at the date of this Circular in connection with security purchase programs or other programs.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Maintaining a high standard of corporate governance is a priority for the Cybin Board and Cybin’s management as both believe that effective corporate governance will help create and maintain shareholder value in the long term. A description of Cybin’s corporate governance practices, which addresses the matters set out in NI 58-101, is set out in Schedule G to this Circular.
AUDIT COMMITTEE DISCLOSURE
Audit Committee’s Charter
The charter of the Audit Committee is attached as Schedule H to this Circular.
Composition of Audit Committee
As at the date of this Circular, the Audit Committee is composed of Mark Lawson (Chair), Theresa Firestone, Eric Hoskins, and Grant Froese, each of whom is a director of Cybin.
All of the members of the Audit Committee are “independent” as such term is defined in NI 52-110. Cybin is of the opinion that all four members of the Audit Committee are “financially literate” as such term is defined in NI 52-110.
Relevant Education and Experience
All the members of the Audit Committee have the education and/or practical experience required to understand and evaluate financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Cybin’s financial statements.
Theresa Firestone – Ms. Firestone is a senior healthcare executive with retail, pharmaceutical, health & wellness, government and global restructuring expertise. She spent 15 years in senior roles at Pfizer Inc., 14 years in government and 7 years in the retail and health and wellness sector. Ms. Firestone has international experience in executive leadership roles in Canada, Europe and Asia and extensive P&L experience. At Pfizer, Ms. Firestone was Regional President of Emerging Markets Asia and had responsibility for a profit and loss account of $1.4 billon and oversaw 9 markets in Asia. Ms. Firestone was most recently Senior Vice President with Shoppers Drug Mart where she led health and wellness initiatives including new growth strategies. Ms. Firestone has a Bachelor of Applied Science from the University of Guelph.
Grant Froese – Grant Froese completed a 38-year career with Canadian retail giant Loblaw Companies Limited where he last served as Chief Operating Officer until his retirement. During his career at Loblaw, he led operations, merchandising and had oversight of supply chain, ecommerce, and marketing functions. Most recently, Grant was the Chief Executive Officer of Harvest One Cannabis Inc. (now Delivra Health Brands Inc.), where he was responsible for oversight of all aspects of the company’s production, operations and financial matters including, the review and approval of quarterly and annual financial statements, annual information forms, management’s discussion and analysis, and related corporate disclosures. Mr. Froese is the principal consultant at Grey Wolf Management Services Inc. and sits on the board of several companies. Mr. Froese has a Diploma in Business Administration.

Eric Hoskins – Mr. Hoskins served as the Minister of Health for Ontario for 4 years and was responsible for creating, overseeing and administering a $55 billion budget. He was also a member of the Ontario government Cabinet for ten years regularly reviewing and commenting on budgets and financial statements. Mr. Hoskins was the Chief Financial Officer of War Child Canada, a $20 million charity, for 8 years. He also has a degree in Health Economics.
Mark Lawson – Mr. Lawson was previously an investment banker with Morgan Stanley in New York where he was involved in the execution of over $6 billion worth of mergers and acquisitions, $8 billion worth of debt offerings and $500 million of equity financings in the healthcare, energy, technology, and media & telecom sector. Mr. Lawson is currently the Head of Carbon Acquisition for Invert, a company that funds global carbon reduction and removal projects, and is building a platform that puts the power to fight climate change in your hands. He received his Bachelor of Arts in Statistical Sciences from The University of Western Ontario, Canada, and his MBA in Finance from The Richard Ivey School of Business, University of Western Ontario, Canada. Mr. Lawson was previously the Chief Financial Officer of a TSX-V listed company.
Audit Committee Oversight
At no time since the commencement of Cybin’s most recently completed financial year have any recommendations by the Audit Committee respecting the nomination and/or compensation of Cybin’s external auditors not been adopted by the Cybin Board.
Reliance on Certain Exemptions
At no time since the commencement of Cybin’s most recently completed financial year has Cybin relied on exemptions in relation to “De Minimis Non-audit Services” or any exemption provided by Part 8 of NI 52-110.
Pre-Approval Policies and Procedures
Pursuant to the terms of the Audit Committee Charter, the Audit Committee shall pre-approve all non-audit services to be provided to Cybin or its subsidiary entities by Cybin’s external auditor.
External Auditor Service Fees (By Category)
The aggregate fees billed by Cybin’s external auditors during the financial years ended March 31, 2023 and March 31, 2022 were as follows:

Financial Period Ended March 31	Audit Fees(1) ($)	Audited-Related Fees(2) ($)	Tax Fees(3) ($)	All Other Fees(4) ($)
2022	359,500	Nil	66,600	2,500
2023	335,376	Nil	67,300	Nil

Notes:
(1)    “Audit Fees” includes fees necessary to perform the annual audit of Cybin’s financial statements. These services include reviewing interim financial statements and disclosure documents related to financings and other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)    “Audit-Related Fees” include services that are traditionally performed by the auditor.
(3)    “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)    “All Other Fees” include all other non-audit services, the aggregate fees billed for products and services, other than the services reported under notes (1), (2) and (3) above.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
No “informed person” (as such term is defined in NI 51-102) or proposed nominee for election as a director of Cybin or any associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction in which Cybin has participated since the commencement of Cybin’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect Cybin. Small Pharma is not an informed person, associate or affiliate of Cybin.
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No person or company who has been a director or executive officer of Cybin at any time since the beginning of Cybin’s last completed financial year, no proposed nominee for election as a director of Cybin and no associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.
INTERESTS OF EXPERTS
Experts of Cybin
The audited consolidated financial statements of Cybin as at and for the years ended March 31, 2023 and 2022, incorporated by reference in this Circular have been audited by Zeifmans LLP, as set forth in their report of independent registered public accounting firm thereon, and incorporated herein by reference. Zeifmans LLP is independent of Cybin within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and are independent accountants with respect to Cybin under all relevant U.S. professional and regulatory standards.
Experts of Small Pharma
The audited consolidated financial statements of Small Pharma as at February 28, 2023 and 2022, incorporated by reference in this Circular, have been audited by MNP LLP, as set forth in their report thereon, included therein and incorporated herein by reference. MNP LLP has advised that it is independent of Small Pharma within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations.
ADDITIONAL INFORMATION
Additional information relating to Cybin is available under Cybin’s profile on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Financial information relating to Cybin is provided in the audited consolidated financial statements of Cybin as at and for the financial years ended March 31, 2023 and 2022, and the Annual Cybin MD&A. Copies of Cybin’s annual financial statements, the management’s discussion and analysis, and this Circular may be obtained upon request to Cybin. Cybin may require the payment of a reasonable charge if the request is made by a person who is not a shareholder of Cybin.
APPROVAL OF BOARD OF DIRECTORS
The contents and sending of this Circular have been approved by the Cybin Board.
Dated: September 13, 2023.

“Eric So”
Eric So Chair and President

SCHEDULE A
FORM OF ACQUISITION RESOLUTION
“RESOLVED THAT:
1.    The acquisition by Cybin Inc. (the “Corporation”) of Small Pharma Inc. (the “Target”) by way of an arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia), as more particularly described in the management information circular of the Corporation dated as of September 13, 2023 (as the same may have been amended or supplemented, the “Circular”), as the arrangement may be or have been amended (the “Arrangement”), and all transactions contemplated by the Arrangement, is authorized and approved.
2.    The arrangement agreement between the Corporation and the Target dated August 28, 2023 (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “Arrangement Agreement”), and the actions of the directors of the Corporation in approving the Arrangement Agreement, and the actions of the directors and officers of the Corporation in executing and delivering the Arrangement Agreement (and any modifications, supplements or amendments thereto), and causing the performance by the Corporation of its obligations thereunder, are ratified and approved.
3.    Despite this resolution having been passed by the shareholders of the Corporation or the Arrangement having been approved by the Supreme Court of British Columbia, the directors of the Corporation are authorized and empowered, without further notice to or approval of the holders of securities of the Corporation,
3.1    to amend the Arrangement Agreement or the plan of arrangement implementing the Arrangement, to the extent permitted by their respective terms; and
3.2    subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.
4.    Any one or more officers or directors of the Corporation is authorized and directed for and on behalf of and in the name of the Corporation to execute or cause to be executed, and to deliver or cause to be delivered, all documents and instruments and to perform or cause to be performed all other acts and things that that person determines may be necessary or desirable to give full effect to this resolution and the matters authorized by it, that determination to be conclusively evidenced by the execution and delivery of that document or instrument or the doing of that act or thing.”
A-1

SCHEDULE B
PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)
ARTICLE 1
DEFINITIONS AND INTERPRETATION
Section 1.01    Definitions
In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:
(a)    “Arrangement” means the arrangement under section 288 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.1 of the Arrangement Agreement, this Plan of Arrangement or at the direction of the Court;
(b)    “Arrangement Agreement” means the arrangement agreement dated as of August 28, 2023 between the Buyer and the Target together with the Target Disclosure Letter and the Buyer Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;
(c)    “Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Target Meeting, to be substantially in the form and content of Schedule B to the Arrangement Agreement;
(d)    “BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as promulgated or amended from time to time;
(e)    “Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Vancouver, British Columbia or Toronto, Ontario;
(f)    “Buyer” means Cybin Inc., a corporation existing under the laws of the Province of Ontario;
(g)    “Buyer Share” means a common share in the capital of the Buyer;
(h)    “Court” means the Supreme Court of British Columbia;
(i)    “Depositary” means Odyssey Trust Company, or any other person that may be appointed by Target with the consent of the Buyer, acting reasonably, to act as depositary in connection with the Arrangement;
(j)    “Dissent Rights” shall have the meaning ascribed to such term in Section 4.01;
(k)    “Dissent Shares” means Target Shares held by a Dissenting Target Shareholder in respect of which the Dissenting Target Shareholder has validly exercised Dissent Rights;
(l)    “Dissenting Target Shareholder” means a registered Target Shareholder who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately determined to be entitled to be paid fair value for its Dissent Shares;
(m)    “Effective Date” means the third (3rd) Business Day following the date upon which all of the conditions to the completion of the Arrangement set forth in Article VI of the Arrangement Agreement (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until immediately prior to the Effective Date) have been satisfied or waived (subject to applicable Laws) or such other date as the Parties may agree;
(n)    “Effective Time” means the beginning of the day (Vancouver time) on the Effective Date or such other time as the Buyer and the Target may agree upon in writing prior to the Effective Date.
(o)    “Encumbrance” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;
(p)    “Final Order” means the order of the Court approving the Arrangement under Section 291 of the BCBCA, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable state securities law with respect to the issuance of the Buyer Shares to be issued pursuant to the Arrangement to Target Securityholders, in a form acceptable to the Target and the Buyer, each acting reasonably, as such order may be amended by the Court (with the consent of both the Target and the Buyer, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Target and the Buyer, each acting reasonably) on appeal;
(q)    “Former Target Shareholder” means, at and following the Effective Time, the holders of Target Shares immediately prior to the Effective Time including, for greater certainty, recipient holders of Option Consideration pursuant to Section 3.01(a)(i);
(r)    “In-the-Money Option Amount” means, in respect of an In-the-Money Target Option, the amount by which the aggregate Target Share Value of the Target Shares that a holder is entitled to acquire on exercise of such In-the-Money Target Option exceeds the aggregate exercise price to acquire such Target Shares;
(s)    “In-the-Money Target Option” means a Target Option where the exercise price of such Target Option is less than the Target Share Value;
(t)    “Interim Order” means the interim order of the Court in a form acceptable to the Target and the Buyer, each acting reasonably, after being informed of the intention to rely upon the Section 3(a)(10) Exemption and similar exemptions from applicable state securities law with respect to the issuance of the Buyer Shares to be issued pursuant to the Arrangement to Target Securityholders, providing for, among other things, the calling and holding of the Target Meeting, as the same may be amended by the Court with the consent of the Target and the Buyer, each acting reasonably;
(u)    “Law” has the meaning ascribed to it in the Arrangement Agreement;
(v)    “Letter of Transmittal” means the letter of transmittal to be sent to holders of Target Shares for use in connection with the Arrangement;
(w)    “Option Consideration” means, subject to any withholding pursuant to Section 5.03, in respect of an In-the-Money Target Option, such number of Target Shares obtained by dividing: (i) In-the-Money Option Amount in respect of such In-the-Money Target Option, by (ii) the Target Share Value, with the result rounded down to the nearest whole number of Target Shares;
(x)    “Out-of-the-Money Target Option” means a Target Option where the exercise price of such Target Option is greater than the Target Share Value;
(y)    “Parties” means collectively, the Target and the Buyer, and “Party” means any of them;
(z)    “Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance with Article 8 of the Arrangement Agreement or Article 6 hereof, in each case with the written consent of the Buyer and the Target, each acting reasonably, or at the direction of the Court in the Final Order;
(aa)    “Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof;
(bb)    “Share Consideration” means 0.2409 of a Buyer Share in exchange for each Target Share outstanding at the Effective Time including, for greater certainty, any Target Shares issued and outstanding at the Effective Time as Option Consideration;
(cc)    “Target” means Small Pharma Inc., a company incorporated under the laws of the Province of British Columbia;
(dd)    “Target Meeting” means the annual and special meeting of shareholders of the Target, and any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;
(ee)    “Target Option Plans” means, collectively, the 10% rolling stock option plan of Target most recently approved by Target Shareholders on July 19, 2022, and the Rules of the Small Pharma Ltd 2020 Employee Share Option Plan, as adopted by the board of directors of Small Pharma Ltd on March 24, 2020;
(ff)    “Target Optionholder” means a holder of one or more Target Options;
(gg)    “Target Option” means an option to purchase one or more Target Shares;
(hh)    “Target Securityholders” means, collectively, the Target Shareholders and Target Optionholders;
(ii)    “Target Share” means a common share in the authorized share structure of Target;
(jj)    “Target Share Value” means the volume weighted average trading price of the Target Shares on the TSX Venture Exchange Inc. for the five trading days immediately preceding the Effective Time;
(kk)    “Target Shareholder” means a holder of one or more Target Shares;
(ll)    “Tax Act” means the Income Tax Act (Canada), R.S.C. 1985 (5th Supp.) c.1, and the regulations thereunder, as amended; and
(mm)    “U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, as amended from time to time.
Any capitalized term used in this Plan of Arrangement and not otherwise defined herein shall have the meaning ascribed thereto in the Arrangement Agreement.
Section 1.02    Interpretation Not Affected by Headings
The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.
Section 1.03    Number, Gender and Persons
In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.
Section 1.04    Date for any Action
If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
Section 1.05    Statutory References
Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.
Section 1.06    Currency
Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.
Section 1.07    Governing Law
This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.
ARTICLE 2
ARRANGEMENT AGREEMENT AND BINDING EFFECT
Section 2.01    Arrangement Agreement
This Plan of Arrangement is made pursuant to, and subject to the provisions of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.
Section 2.02    Binding Effect
As of and from the Effective Time, this Plan of Arrangement shall be binding upon the Target and the Buyer, the Target Shareholders (including Dissenting Target Shareholders), the Target Optionholders, the Depositary and the registrar and transfer agent of the Target, without any further act or formality required on the part of any person except as expressly provided herein.
Section 2.03    Effective Date and Time
The exchanges, issuances and cancellations provided for in Section 3.01 shall be deemed to occur on the Effective Date at the time and in the order specified, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.
Section 2.04    U.S. Securities Law
Notwithstanding any provision herein to the contrary, each of the parties to the Arrangement agree that the Arrangement will be carried out with the intention that Buyer Shares to be issued to the Target Securityholders in connection with the Arrangement shall be exempt pursuant to the Section 3(a)(10) Exemption and similar exemptions from applicable state securities laws, and the Buyer Shares to be distributed pursuant to the Arrangement shall not be subject to resale restrictions in the United States under the U.S. Securities Act other than as may be prescribed by Rule 144 under the U.S. Securities Act.

ARTICLE 3
ARRANGEMENT
Section 3.01    Arrangement
At the Effective Time, unless otherwise specifically provided in this Section 3.01, the following events or transactions shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:
(a)    notwithstanding any vesting or exercise or other provisions to which a Target Option might otherwise be subject (whether by contract, the conditions of grant, applicable Law or the terms of the Target Option Plans), each Target Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be vested and exercisable, and without any further action by or on behalf of a Target Optionholder:
(i)    each In-the-Money Target Option outstanding at the Effective Time, shall be, and shall be deemed to be, exercised and surrendered to the Target for cancellation and the holders thereof shall receive, in respect of each such surrendered In-the-Money Target Option, the Option Consideration; the Target Shares comprising the Option Consideration will have an issue price per share equal to the Target Share Value and shall be issued as fully paid and non-assessable common shares in the authorized share structure of the Target, and such Target Shares will be added to the Target’s central securities register in the name of such Target Optionholder;
(ii)    each Out-of-the-Money Target Option outstanding at the Effective Time, shall be, and shall be deemed to be, surrendered to the Target for cancellation and the holders thereof shall receive, in respect of each such surrendered Out-of-the-Money Target Option, a cash payment from the Target equal to $0.001 per Out-of-the-Money Target Option, less any amount that may be withheld pursuant to Section 5.03; and
(iii)    each Target Optionholder will cease to be the holder of Target Options or to have any rights in respect of any Target Option (other than the right to receive the Option Consideration pursuant to Section 3.01(a)(i) or cash payment pursuant to Section 3.01(a)(ii)) or under any Target Option Plan and the name of such Target Optionholder will be removed from the applicable securities register of the Target with respect to all Target Options;
(b)    the Target Option Plans and all agreements, arrangements and understandings relating to any and all Target Options shall be terminated and shall be of no further force and effect;
(c)    each Dissent Share held by a Dissenting Target Shareholder shall be, and shall be deemed to be, surrendered to the Target by the holder thereof, without any further act or formality by such Dissenting Target Shareholder, free and clear of all Encumbrances, and each such Dissent Share so surrendered shall be cancelled and thereupon each Dissenting Target Shareholder shall cease to have any rights as a holder of such Dissent Shares other than a claim against Target in an amount determined and payable in accordance with Article 4 and the name of such Dissenting Target Shareholder shall be removed from the central securities register of holders of Target Shares; and
(d)    each Target Share outstanding immediately prior to the Effective Time including, for greater certainty Target Shares issued at the Effective Time pursuant to Section 3.01(a)(i), other than Dissent Shares or Target Shares held by the Buyer, shall be transferred to the Buyer without any further act or formality by such Former Target Shareholder free and clear of any Encumbrances, and each such Former Target Shareholder shall be removed from Target’s central securities register of holders of Target Shares, and in consideration thereof, each such Former Target Shareholder shall receive the Share Consideration, subject to any withholding pursuant to Section 5.03.

Section 3.02    Effective Time Procedures
Subject to the provisions of Article 5, on the Effective Date, the Former Target Shareholders shall be entitled to receive delivery of the certificates representing the Buyer Shares to which they are entitled pursuant to Section 3.01(d).
Section 3.03    No Fractional Shares and Rounding
(a)    In no event shall any holder of Target Shares be entitled to receive a fractional Buyer Share under this Plan of Arrangement. Where the aggregate number of Buyer Shares to be issued to a Target Shareholder as consideration under this Plan of Arrangement would result in a fraction of a Buyer Share being issuable the number of Buyer Shares to be issued to such Target Shareholder shall be rounded down to the closest whole number.
(b)    If the aggregate cash amount a Target Securityholder is entitled to receive under this Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount such Target Securityholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.
Section 3.04    Adjustments to the Share Consideration
In the event that, after the date of the Arrangement Agreement and prior to the Effective Date, the Buyer or the Target changes the number of Buyer Shares or Target Shares, respectively, issued and outstanding as a result of a reclassification, stock split (including a reverse stock split), stock dividend or stock distribution, recapitalization, subdivision, or other similar transaction, the Share Consideration shall be equitably adjusted to eliminate the effects of such event on the Share Consideration.
Section 3.05    Deemed Fully Paid and Non-Assessable Shares
All Target Shares and Buyer Shares issued pursuant to this Plan of Arrangement shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares.
Section 3.06    Target Option Plan Matters
(a)    The Parties acknowledge and agree that the outstanding Target Options shall be treated in accordance with the provisions this Plan of Arrangement.
(b)    The Parties acknowledge that no deduction will be claimed by the Target or by any person not dealing at arm’s length with the Target in respect of any the Option Consideration, or any portion there of that is made, or deemed to have been made, to a holder of Target Options who is resident of Canada or who is employed in Canada (all within the meaning of the Tax Act) in computing the Target’s, or any person not dealing at arm’s length with Target, taxable income under the Tax Act and the Buyer shall cause the Target to: (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the In-the-Money Target Options that were exercised and surrendered to the Target for cancellation in exchange for the Option Consideration, and (ii) the Target (or a person not dealing at arm’s length with Target) will provide evidence in writing of the election to holders of the In-the-Money Target Options; and (iii) the Target (or a person not dealing at arm’s length with the Target) will make the appropriate notation on the T4 slips issued to such holders, or in such other manner as may be prescribed under the Tax Act.
ARTICLE 4
DISSENT RIGHTS
Section 4.01    Dissent Rights
(a)    Pursuant to the Interim Order, registered Target Shareholders may exercise Dissent Rights under Division 2 of Part 8 of the BCBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to all (but not less than all) of the Target Shares held, provided that the Notice of Dissent contemplated by Section 242 of the BCBCA must be received by the Target at least two (2) Business Days before the Target Meeting (or any date to which the Target Meeting may be postponed or adjourned), and provided further that holders who exercise such Dissent Rights and who:
(i)    are ultimately entitled to be paid fair value for their Dissent Shares (which fair value shall, notwithstanding anything in the BCBCA, be the fair value of such Dissent Shares immediately before the passing by the Target Shareholders of the Arrangement Resolution) shall be paid an amount in cash equal to such fair value by the Target (including any successor or successors to the Target by amalgamation) to the extent available, with Target funds not directly or indirectly provided by Buyer or its affiliates; and
(ii)    are ultimately not entitled, for any reason, to be paid fair value for their Target Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as non-dissenting registered Target Shareholders and shall be entitled to only the Share Consideration pursuant to Section 3.01(d) that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights.
(b)    In no case shall the Target, the Buyer or any other person be required to recognize:
(i)    a person exercising Dissent Rights unless such person is the registered holder of those Target Shares in respect of which such rights are sought to be exercised; or
(ii)    Target Shareholders who exercise Dissent Rights as Target Shareholders after the time that is immediately prior to the Effective Time, and the names of the Dissenting Target Shareholders shall be deleted from the central securities register as holders of Target Shares at the Effective Time and their Target Shares shall be deemed to be surrendered to the Target and cancelled.
(c)    For greater certainty, (i) no holder of Target Options shall be entitled to Dissent Rights in respect of such holder’s Target Options, and (ii) in addition to any other restrictions under the Interim Order and section 238 of the BCBCA, no holders of Target Shares who vote or have instructed a proxyholder to vote such Target Shares in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights.
ARTICLE 5
DELIVERY OF SHARE CONSIDERATION
Section 5.01    Delivery of Share Consideration
(a)    Following receipt of the Final Order and in any event no later than the Business Day prior to the Effective Date, the Buyer shall deposit, or arrange to be deposited for the benefit of Target Shareholders (excluding Dissenting Target Shareholders, and the Buyer, if applicable) such number of Buyer Shares necessary to satisfy the Share Consideration payable to Target Shareholders as required by this Plan of Arrangement, which Buyer Shares shall be held by the Depositary in escrow as agent and nominee for such Target Shareholders.
(b)    Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Target Shares that were transferred pursuant to Section 3.01(d), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered holder of the Target Shares represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Share Consideration which such holder has the right to receive under this Plan of Arrangement for such Target Shares, without interest, less any amounts withheld pursuant to Section 5.03, and any certificate so surrendered shall forthwith be cancelled.
(c)    As soon as practicable after the Effective Date, the Target shall deliver, or cause to be delivered, to each holder of Out-of-the-Money Target Options as reflected on the register maintained by or on behalf of the Target immediately prior to the Effective Time, a cheque or cash payment (or process the payment through the Target’s payroll systems or such other means as the Target may elect) representing the amount, if any, which such holder of Out-of-the-Money Target Options has the right to receive pursuant to Section 3.01(a)(ii) of this Plan of Arrangement for such Out-of-the-Money Target Options, less any amount withheld pursuant to Section 5.03.
(d)    Until surrendered as contemplated by this Section 5.01, each certificate or other evidence of registered ownership that immediately prior to the Effective Time represented Target Shares, shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Share Consideration which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 5.01, less any amounts withheld pursuant to Section 5.03. Any such certificate formerly representing Target Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Target Shares of any kind or nature against or in the Target or the Buyer. On such date, all Share Consideration to which such former holder was entitled shall be deemed to have been surrendered to the Buyer, and shall be paid over by the Depositary to the Buyer or as directed by the Buyer.
(e)    Any payment made by the Depositary (or the Target or any of its subsidiaries, as applicable) pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Target or any of its subsidiaries, as applicable) or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Target Shares and the Out-of-the-Money Target Options pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Buyer or the Target, as applicable, for no consideration.
(f)    No holder of Target Shares or In-the-Money Target Options shall be entitled to receive any Share Consideration with respect to Target Shares other than the Share Consideration which such holder is entitled to receive in accordance with Section 3.01(d) and this Section 5.01 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith other than, in respect of Target Shares, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Target with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Target Shares that were transferred pursuant to Section 3.01.
(g)    No holder of Out-of-the-Money Target Options shall be entitled to receive any cash payment other than, subject to Section 3.03, the cash payment which such holder is entitled to receive in accordance with Section 3.01(a)(ii) and this Section 5.01 and, for greater certainty, no such holder will be entitled to receive any interest or other payment in connection therewith.
(h)    No dividend or other distribution declared or made after the Effective Time with respect to Buyer Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Target Shares that were transferred pursuant to Section 3.01, unless and until the holder of such certificate shall have complied with the provisions of this Section 5.01. Subject to applicable Law and to this Section 5.01 at the time of such compliance, there shall, in addition to the delivery of the Share Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to the Buyer Shares to which such holder is entitled in respect of such holder’s Share Consideration, net of any applicable withholding and other taxes
Section 5.02    Lost Certificates
In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Target Shares that were transferred pursuant to Section 3.01 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the central securities register of holders of Target Shares maintained by or on behalf of the Target, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Share Consideration which such holder is entitled to receive for such Target Shares under this Plan of Arrangement. When authorizing such issuance of Share Consideration in exchange for any lost, stolen or destroyed certificate, the person to whom such Share Consideration is to be delivered shall, as a condition precedent to the delivery of such Share Consideration, give a bond satisfactory to the Buyer and the Depositary (each acting reasonably) in such sum as the Buyer may direct (acting reasonably), or otherwise indemnify the Buyer and the Target in a manner satisfactory to the Buyer, acting reasonably, against any claim that may be made against the Buyer and the Target with respect to the certificate alleged to have been lost, stolen or destroyed.
Section 5.03    Withholding Rights
The Buyer, the Target and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or deliverable to any person under this Plan of Arrangement (including any amounts payable pursuant to Section 4.01), such amounts as the Buyer, the Target or the Depositary, as applicable, are required to deduct and withhold, or reasonably believe to be required to deduct and withhold, from such amount otherwise payable or deliverable under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the amount otherwise payable or deliverable pursuant to this Plan of Arrangement and shall be treated for all purposes under this Plan of Arrangement as having been paid to the person in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Authority. The Buyer will (i) promptly notify the Target if it becomes aware of any such deduction or withholding, and (ii) remit any withheld or deducted amounts to the appropriate Governmental Authority within the time required by applicable Law.
Each of the Buyer, the Target or the Depositary that delivers Share Consideration to any Former Target Shareholder under this Plan of Arrangement shall be authorized to sell or otherwise dispose of such portion of Buyer Shares otherwise issuable to such Former Target Shareholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such Party shall notify the applicable Target Shareholder and remit any unapplied balance of the net proceeds of such sale to such Former Target Shareholder (after deduction for (x) the amounts required to satisfy the required withholding under the Plan of Arrangement in respect of such person, (y) reasonable commissions payable to the broker effecting the sale of Buyer Shares on the instruction of the Buyer, the Target or the Depositary, and (z) other reasonable costs and expenses). None of the Buyer, the Target or the Depositary will be liable for any loss arising out of any sale of such Buyer Shares, including any loss relating to the manner or timing of such sales, the prices at which the Buyer Shares are sold or otherwise.
Section 5.04    Limitation and Proscription
To the extent that a Former Target Shareholder shall not have complied with the provisions of Section 5.01 or Section 5.02 on or before the date that is six years after the Effective Date (the “final proscription date”), then the Share Consideration that such Former Target Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the interest of the Former Target Shareholder in such Share Consideration to which it was entitled shall be terminated as of such final proscription date.
ARTICLE 6
AMENDMENTS
Section 6.01    Amendments to Plan of Arrangement
(a)    The Buyer and the Target reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by the Target and the Buyer, (iii) filed with the Court and, if made following the Target Meeting, approved by the Court, and (iv) communicated to Target Securityholders, if and as required by the Court.
(b)    Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Buyer at any time prior to the Target Meeting provided that Target shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Target Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(c)    Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Target at any time prior to the Target Meeting provided that the Buyer shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Target Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.
(d)    Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Target Meeting shall be effective only if: (i) it is consented to in writing by each of the Target and the Buyer; and (ii) if required by the Court, it is consented to by the Target Securityholders or, voting in the manner directed by the Court.

SCHEDULE C
INFORMATION CONCERNING CYBIN
Capitalized terms used but otherwise not defined in this Schedule C shall have the meaning given to them under the heading “Glossary” in this Circular.
Corporate Structure
Cybin was incorporated under the BCBCA on October 13, 2016 under the name “Clarmin Explorations Inc.” The Cybin Shares commenced trading on the TSXV on January 8, 2018.
On November 2, 2020, Cybin consolidated its outstanding common shares on the basis of 6.672 pre-consolidation Cybin Shares for one post-consolidation Cybin Share.
On November 5, 2020, Cybin Corp. (“Cybin Privateco”) amalgamated with 2762898 Ontario Inc. and Cybin acquired all of the issued and outstanding common shares in the capital of Cybin Privateco in exchange for Cybin Shares on the basis of one Cybin Share for every one common share of Cybin Privateco then issued and outstanding, (the “RTO Transaction”). In connection with the closing of the RTO Transaction, (i) Cybin and Cybin Privateco completed a series of transactions resulting in a reorganization of Cybin Privateco and Cybin, and pursuant to which Cybin became the direct parent and sole shareholder of Cybin Privateco; (ii) Cybin changed its financial year end from July 31 to March 31, and (iii) Cybin was continued under the OBCA and changed its name to “Cybin Inc.” Effective November 9, 2020, the Cybin Shares were delisted from trading on the TSXV. On November 10, 2020, the Cybin Shares began trading on the Cboe Canada exchange (previously, the NEO Exchange). The RTO Transaction constituted a reverse takeover of Cybin by Cybin Privateco, with Cybin Privateco as the reverse takeover acquirer under applicable Securities Laws and for accounting purposes under IFRS.
Cybin’s registered office and head office is located at 100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9. The following diagram sets forth the corporate structure of Cybin, as at the date of this Circular.

Cybin Inc.
(Ontario)
100%
Cybin Corp.
(Ontario)
100%
Cybin US Holdings Inc.
(Delaware)
100%
Cybin IRL Limited
(Ireland)
100%
Natures Journey Inc.
(Ontario)
100%
Serenity Life Sciences Inc.
(Ontario)
100%
Adelia Therapeutics Inc.
(Delaware)

Note:
(1)    Pursuant to a contribution agreement entered into on December 4, 2020, as amended on September 24, 2021, with Cybin, Cybin US Holdings Inc. (“Cybin U.S.”), and all of the shareholders (the “Adelia Shareholders”) of Adelia Therapeutics Inc. (“Adelia”), the Adelia Shareholders hold certain non-voting securities of Cybin U.S.

Description of the Business
Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.
Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. Cybin’s research and development work focuses on a three-pillar strategy that leverages Cybin’s core competencies in preclinical innovation and clinical development. This strategy supports the creation of intellectual property focused on developing the Cybin’s platform technology, the progression of clinical development programs including CYB003, a deuterated psilocybin analog, CYB004, a deuterated version of DMT, CYB005, phenethylamine derivatives, and an expansive list of preclinical molecules to facilitate future drug development opportunities.
Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland.
For further information regarding Cybin, the development of its business and its business activities, see the Cybin AIF which is incorporated by reference in this Circular.
Recent Developments
On August 28, 2023, Cybin entered into the Arrangement Agreement with Small Pharma pursuant to which Cybin has agreed to acquire all of the issued and outstanding Small Pharma Shares by way of the Arrangement. As consideration under the Arrangement, Small Pharma Shareholders (other than Dissenting Shareholders) will receive 0.2409 of a Cybin Share for each Small Pharma Share held. Immediately following completion of the Arrangement, Small Pharma will become a wholly- owned subsidiary of Cybin and, assuming that no Cybin Shares are issued in settlement of Small Pharma Incentive Awards and that there are no Dissenting Shareholders, it is anticipated that Former Small Pharma Shareholders and current Cybin Shareholders will own approximately 74.3% and 25.7% of Post-Arrangement Cybin. See “The Arrangement – Effects of the Arrangement – Cybin Shares”.
On September 5, 2023, Cybin announced that the United States Patent and Trademark Office has granted U.S. patent 11,746,088, covering composition of matter for deuterated tryptamine compounds and pharmaceutical compositions thereof, with exclusivity until 2041. The newly granted U.S. patent covers deuterated 5-methoxy-dimethyltryptamine analogs in Cybin’s pre-clinical deuterated tryptamine portfolio.
Description of Capital Structure
Cybin Shares
Cybin’s authorized share capital consists of an unlimited number of Cybin Shares without par value. Holders of Cybin Shares are entitled to one vote for each Cybin Share held at all meetings of shareholders of Cybin, to receive dividends if, as and when declared by the Cybin Board, and to participate rateably in any distribution of property or assets upon the liquidation, winding-up or other dissolution of Cybin. The Cybin Shares carry no pre-emptive rights, conversion or exchange rights, or redemption, retraction, repurchase, sinking fund or purchase fund provisions. There are no provisions requiring a holder of Cybin Shares to contribute additional capital, and no restrictions on the issuance of additional securities by Cybin. There are no restrictions on the repurchase or redemption of Cybin Shares by Cybin except to the extent that any such repurchase or redemption would render Cybin insolvent.
All Cybin Shares rank equally as to dividends, voting powers and participation in assets and in all other respects. The holders of Cybin Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of Cybin. Each Cybin Share carries one vote per share. There are no voting right ceilings attached to the Cybin Shares. The holders of Cybin Shares are entitled to receive on a pro-rata basis such dividends as the Cybin Board from time to time may declare, out of funds legally available therefor. In the event of a liquidation, winding-up or dissolution of Cybin, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, the holders of Cybin Shares have the right to receive on a pro-rata basis all of the assets of Cybin remaining after payment of all of Cybin’s liabilities. No pre-emptive, redemption, retraction, exchange, sinking fund or conversion rights are attached to the Cybin Shares, and the Cybin Shares, when fully paid, will not be liable to further call or assessment. No other class of shares may be created without the approval of the holders of Cybin Shares.
Dividend History
Cybin has paid no dividends on the Cybin Shares since incorporation and does not anticipate paying dividends in the immediate future. Cybin does not currently intend to declare any dividends payable to the holders of the Cybin Shares. Cybin has no restrictions on paying dividends, but if Cybin generates earnings in the foreseeable future, it expects that they will be retained to finance growth. The Cybin Board will determine if and when dividends should be declared and paid in the future based upon the Cybin’s financial position at the relevant time.
Market for Securities
Price Range and Trading Volumes of Cybin Shares
The Cybin Shares are listed on the Cboe Canada and the NYSE under the symbol “CYBN”. The following table sets forth, for the periods indicated, the reported high and low prices and the trading volume of the Cybin Shares on the Cboe Canada and the NYSE American:
Cboe Canada

Month	High ($)	Low ($)	Volume
September 2022	1.49	0.64	3,061,741
October 2022	0.89	0.61	2,200,569
November 2022	0.67	0.49	2,706,993
December 2022	0.51	0.375	3,307,124
January 2023	0.83	0.40	4,313,804
February 2023	0.82	0.52	4,039,711
March 2023	0.69	0.48	3,147,215
April 2023	0.55	0.40	1,906,116
May 2023	0.46	0.35	1,899,880
June 2023	0.52	0.30	3,778,524
July 2023	0.70	0.49	4,373,988
August 2023	0.48	0.36	2,902,686
September 1-12, 2023	0.50	0.41	1,015,309

NYSE American

Month	High (US$)	Low (US$)	Volume
September 2022	1.14	0.47	25,585,300
October 2022	0.66	0.45	15,602,731
November 2022	0.48	0.36	19,969,352
December 2022	0.39	0.26	23,739,104
January 2023	0.62	0.30	38,677,475
February 2023	0.60	0.39	35,754,753
March 2023	0.50	0.35	28,943,897
April 2023	0.40	0.29	18,366,468
May 2023	0.35	0.26	26,443,776
June 2023	0.39	0.21	49,472,709
July 2023	0.53	0.37	54,877,677
August 2023	0.37	0.28	68,425,653
September 1-12, 2023	0.33	0.30	13,166,198

On August 25, 2023, the last trading day prior to the announcement that Small Pharma and Cybin had entered into the Arrangement Agreement, the closing prices of the Cybin Shares on the Cboe Canada and NYSE American were $0.415 and US$0.30, respectively. On September 12, 2023, the last trading day prior to the date of this Circular, the closing price of the Cybin Shares on the Cboe Canada was $0.43 and the closing price of the Cybin Shares on the NYSE American was US$0.33.
Prior Sales
The following table summarizes the issuances by Cybin of the Cybin Shares, or securities convertible into the Cybin Shares, within the 12 months preceding the date of this Circular:
Cybin Shares

Date of Issuance	Number of Cybin Shares Issued	Issuance Price Per Cybin Share (C$)(1)
September 13, 2022(2)	100,000	$1.14
September 14, 2022(2)	184,000	$1.08
September 15, 2022(2)	40,000	$0.98
September 16, 2022(2)	90,000	$0.92
September 19, 2022(2)	192,000	$0.89
September 20, 2022(2)	461,421	$0.84
September 21, 2022(2)	100,000	$0.84
September 22, 2022(2)	380,896	$0.88
September 23, 2022(2)	113,000	$0.85
September 26, 2022(2)	125,214	$0.85
September 27, 2022(2)	287,000	$0.77
September 28, 2022(2)	227,831	$0.72
September 29, 2022(2)	328,900	$0.71
September 30, 2022(2)	366,300	$0.69
October 3, 2022(2)	150,000	$0.66
October 4, 2022(2)	63,452	$0.66
October 7, 2022(3)	912,572	$0.82
October 17, 2022(2)	131,700	$0.80
October 18, 2022(2)	153,600	$0.79
October 19, 2022(2)	91,512	$0.76
October 20, 2022(2)	74,000	$0.75
October 21, 2022(2)	530,000	$0.70
October 24, 2022(2)	326,000	$0.70
October 25, 2022(2)	317,000	$0.67
October 26, 2022(2)	287,000	$0.64
October 27, 2022(2)	224,000	$0.64
October 28, 2022(2)	236,000	$0.63
October 31, 2022(2)	323,900	$0.64
November 1, 2022(2)	372,300	$0.64
November 2, 2022(2)	159,600	$0.62
November 3, 2022(2)	46,600	$0.64
November 4, 2022(2)	11,465	$0.63
November 7, 2022(2)	87,584	$0.62
November 8, 2022(2)	293,648	$0.62
November 10, 2022(2)	344,000	$0.60
November 14, 2022(2)	120,339	$0.59
November 15, 2022(2)	235,400	$0.59
November 15, 2022(2)	222,437	$0.58
November 30, 2022(2)	156,574	$0.55
December 1, 2022(2)	350,300	$0.55
December 5, 2022(2)	102,928	$0.49
December 6, 2022(2)	230,000	$0.48

December 7, 2022(2)	293,644	$0.47
December 8, 2022(2)	192,600	$0.46
December 8, 2022(2)	12,922	$0.47
January 12, 2023(2)	163,000	$0.68
January 12, 2023(2)	5,089,648	$0.63
January 17, 2023(2)	1,200,000	$0.57
January 18, 2023(2)	200,000	$0.57
January 19, 2023(2)	150,000	$0.59
January 20, 2023(2)	270,000	$0.57
January 23, 2023(2)	171,900	$0.57
January 24, 2023(2)	286,000	$0.53
January 26, 2023(2)	266,000	$0.51
January 30, 2023(2)	333,000	$0.52
January 31, 2023(2)	235,000	$0.52
February 1, 2023(2)	124,600	$0.51
February 2, 2023(2)	167,400	$0.51
February 6, 2023(2)	212,000	$0.59
February 7, 2023(2)	125,000	$0.57
February 8, 2023(2)	290,000	$0.58
February 9, 2023(2)	300,000	$0.58
February 10, 2023(2)	580,000	$0.59
February 13, 2023(2)	700,000	$0.58
March 3, 2023(2)	123,400	$0.66
March 6, 2023(2)	884,000	$0.61
March 7, 2023(2)	102,000	$0.60
March 8, 2023(2)	50,000	$0.60
March 9, 2023(2)	620,000	$0.55
March 13, 2023(2)	125,837	$0.55
March 14, 2023(2)	446,000	$0.54
March 14, 2023(2)	2,387,222	$0.52
March 16, 2023(2)	200,000	$0.53
March 17, 2023(2)	80,000	$0.52
March 20, 2023(2)	254,000	$0.51
March 21, 2023(2)	180,000	$0.51
March 22, 2023(2)	170,000	$0.50
March 28, 2023(2)	439,000	$0.52
March 29, 2023(2)	47,300	$0.51
April 19, 2023(2)	350,000	$0.49
April 20, 2023(2)	200,000	$0.48
April 21, 2023(2)	153,000	$0.49
April 26, 2023(2)	257,600	$0.47
May 4, 2023(2)	300,000	$0.43
May 5, 2023(2)	323,000	$0.42
May 9, 2023(2)	250,000	$0.41
May 10, 2023(2)	300,000	$0.40
May 11, 2023(2)	250,000	$0.41
May 12, 2023(2)	392,000	$0.40
May 16, 2023(2)	400,000	$0.40
May 17, 2023(2)	104,836	$0.39
May 18, 2023(2)	250,000	$0.40
May 19, 2023(2)	275,000	$0.40
May 23, 2023(2)	387,000	$0.39
May 23, 2023(2)	429,000	$0.38
May 24, 2023(2)	300,000	$0.37
May 25, 2023(2)	463,000	$0.38
May 26, 2023(2)	400,000	$0.37

May 30, 2023(2)	248,400	$0.37
May 30, 2023(4)	2,538,844	$0.40
May 31, 2023(5)	275,000	$0.34
June 1, 2023(2)	300,000	$0.38
June 1, 2023(5)	275,000	$0.34
June 2, 2023(2)	337,000	$0.36
June 2, 2023(5)	275,000	$0.34
June 5, 2023(2)	245,000	$0.35
June 5, 2023(5)	275,000	$0.34
June 6, 2023(2)	39,733	$0.35
June 7, 2023(2)	244,000	$0.35
June 7, 2023(5)	275,000	$0.31
June 8, 2023(2)	451,000	$0.33
June 8, 2023(5)	275,000	$0.30
June 9, 2023(2)	167,500	$0.33
June 9, 2023(5)	275,000	$0.29
June 12, 2023(2)	191,000	$0.31
June 14, 2023(2)	162,200	$0.31
June 26, 2023(2)	363,000	$0.38
July 7, 2023(2)	82,602	$0.69
July 10, 2023(2)	419,000	$0.62
July 11, 2023(2)	147,000	$0.61
July 12, 2023(2)	341,080	$0.58
July 17, 2023(2)	618,000	$0.59
July 18, 2023(2)	485,000	$0.56
August 4, 2023(6)	24,264,706	$0.45

Notes:
(1)    Certain amounts have been converted from U.S. dollars to Canadian dollars based on the average exchange rate posted by the Bank of Canada for the year ended December 31, 2022, being US$1.00 = C$1.3282.
(2)    Cybin Shares issued in connection with Cybin’s prior at-the-market equity program (the “Prior ATM Program”) under Cybin’s short form base shelf prospectus dated July 5, 2021, which qualified Cybin to issue and sell up to US$35,000,000 of Cybin Shares to the public, from time to time, at its discretion. The Prior ATM Program was qualified by the prospectus supplement dated August 8, 2022.
(3)    Cybin Shares issued in exchange for class B common shares in the capital of Cybin U.S. (“Class B Shares”). Such Class B Shares were issued in connection with the acquisition of Adelia to Adelia Shareholders. The Class B Shares are exchangeable at the holder’s option for Cybin Shares on the basis of 10 Cybin Shares for 1 Class B Share, subject to customary adjustments.
(4)    Cybin Shares issued to LPC on May 30, 2023 pursuant to the terms of the purchase agreement entered into between LPC and Cybin on May 30, 2023 (the “LPC Purchase Agreement”).
(5)    Cybin Shares issued pursuant to the LPC Purchase Agreement.
(6)    The Cybin Shares were issued in connection with an overnight marketed public offering of units of Cybin on August 4, 2023, qualified pursuant to a prospectus supplement to Cybin’s short form base shelf prospectus dated July 5, 2021.

Cybin Options

Date Granted	Number of Cybin Options	Exercise Price ($)	Expiry Date
September 28, 2022	235,000	$1.00	September 27, 2027
September 28, 2022	195,000	$0.75	September 27, 2025
September 30, 2022	75,000	$0.75	September 30, 2025
September 30, 2022	10,000	$1.00	September 30, 2027
November 16, 2022	200,000	$0.91	November 15, 2025
November 16, 2022	375,000	$0.75	November 15, 2025
June 28, 2023	11,615,000	$0.44	June 30, 2028

Cybin Warrants

Date Granted	Number of Cybin Warrants	Exercise Price ($)	Expiry Date
August 4, 2023(1)	24,264,706	US$0.40	August 4, 2028

Notes:
(1)    The Cybin Warrants were issued in connection with an overnight marketed public offering of units of Cybin on August 4, 2023, qualified pursuant to a prospectus supplement to Cybin’s short form base shelf prospectus dated July 5, 2021.

Consolidated Capitalization
The following table sets out the consolidated capitalization of Cybin as at June 30, 2023, and September 1, 2023.

Class of Security	As at June 30, 2023	As at September 1, 2023
Cybin Shares	208,325,846	234,683,234
Cybin Options	40,980,425	40,676,675
Underwriters warrants	868,740	868,740
Cybin Warrants	23,230,485	46,836,331
Class B Shares(1)	530,542.1	530,542.1

Note:
(1)    Exchangeable for Cybin Shares on the basis of 10 Cybin Shares for each Class B Share, at the option of the holder thereof, subject to customary adjustments.

Legal Proceedings and Regulatory Actions
To Cybin’s knowledge, Cybin is not a party to, nor is any of its property the subject of, any material legal proceedings, and there are no material legal proceedings known by Cybin to be contemplated. Cybin has not: (i) received any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the financial year ended March 31, 2023; (ii) received any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision; or (iii) entered any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the financial year ended March 31, 2023.
Transfer Agent, Registrar and Auditor
Cybin’s transfer agent and registrar for the Cybin Shares is Odyssey Trust Company of Canada at its principal office in Calgary, Alberta.
The auditors of Cybin are Zeifmans LLP of Toronto, Ontario.
Documents Incorporated by Reference
Information has been incorporated by reference in this Schedule C from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Cybin at ir@cybin.com, or by telephone: 1-866-292-4601. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available through the Internet on Cybin’s issuer profile on SEDAR+ at www.sedarplus.com.
The following documents of Cybin filed with the various securities commissions or similar authorities in the provinces of Canada are specifically incorporated by reference into and form an integral part of this Schedule C:
(a)    the Cybin AIF;
(b)    the audited consolidated financial statements of Cybin as at and for the years ended March 31, 2023 and 2022;
(c)    the Annual Cybin MD&A;
(d)    Cybin’s unaudited condensed interim consolidated financial statements as at and for the three months ended June 30, 2023 and 2022;
(e)    the Interim Cybin MD&A;
(f)    Cybin’s management information circular dated July 13, 2022 in respect of the annual general meeting of Cybin Shareholders held on August 15, 2022;

(g)    Cybin’s material change report dated May 31, 2023 with respect to its purchase agreement with LPC;
(h)    Cybin’s material change report dated August 8, 2023 with respect to its overnight marketed public offering for aggregate gross proceeds of US$8,250,000;
(i)    Cybin’s material change report dated August 23, 2023 with respect to the filing of a prospectus supplement and entry into an equity distribution agreement; and
(j)    Cybin’s material change report dated September 7, 2023 with respect to the entering into of the Arrangement Agreement.
Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Cybin with the securities commissions or similar authorities in Canada subsequent to the date of this Circular and before the Effective Date, are deemed to be incorporated by reference in this Circular and this Schedule C. Cybin Shareholders should refer to these documents for important information concerning Cybin.
Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Schedule C to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Schedule C.
Information contained or otherwise accessed through Cybin’s website, www.cybin.com or any website, other than those documents specifically incorporated by reference herein and filed on SEDAR+ under Cybin’s profile at www.sedarplus.com does not form part of this Circular.
Risk Factors
The business and operations of Cybin are subject to risks. In addition to considering the other information in this Circular, Cybin Shareholders should consider carefully the factors set forth in the Cybin AIF, the Annual Cybin MD&A and the Interim Cybin MD&A, each of which are incorporated by reference in this Circular.

SCHEDULE D
INFORMATION CONCERNING SMALL PHARMA
The following information about Small Pharma should be read in conjunction with the documents incorporated by reference into this Schedule D and the information concerning Small Pharma appearing elsewhere in this Circular.
Description of the Business
Small Pharma is a biotechnology company progressing short-duration psychedelic-assisted therapies for the treatment of mental health conditions. Small Pharma has initiated programs across its “first-generation” and “second-generation” psychedelics portfolio. It is focused on the development of pharmaceutical psychedelic assets with the inclusion of support therapy, anticipating this treatment paradigm to be important for optimizing beneficial patient outcomes.
Small Pharma is focused on the research and development of pharmaceutical drugs, with an intention to further advance its current portfolio into and through clinical trials towards commercialization. This progression may also extend to the sales and marketing of any of its assets that receive marketing authorization. In addition, Small Pharma may expand its research and development pipeline by initiating additional development programs.
As of the date of this Circular, Small Pharma has initiated and progressed its research and development efforts on four therapeutic candidates across its psychedelic and non-psychedelic compounds, discussed in detail below. In line with its business model, Small Pharma has ensured an intellectual property strategy is embedded in the development of all its therapeutic candidates. Across its lead psychedelic-focused development programs, SPL026 and SPL028, Small Pharma has 17 patents granted and 77 patent applications pending and is actively continuing to expand its portfolio. Small Pharma also has additional patents granted and applications pending across its preclinical pipeline, SPL029 and SPL801B programs, as further described below.
Small Pharma’s research and development strategy is targeted around the following core target value proposition:
·    Rapid and durable efficacy: A treatment course that has the potential to result in rapid symptom relief, with improvements in patient health outcomes that extend for at least a few months.
·    Strong commercial proposition: Short (~less than<~2.5hr) in-clinic treatments (includes dosing and support therapy) provided on an episodic “as required” basis in order to maximize convenience for both patients and physicians, as well as provide economic benefits for payers.
·    Robust intellectual property protection: Progressing a multi-layered intellectual property strategy for each asset, including targeting Composition of Matter protection within the second-generation portfolio, in multiple jurisdictions.
SPL026: First-Generation DMT Asset
Small Pharma has advanced its first-generation short-duration psychedelic clinical program, SPL026, with the positive completion of a proof-of-concept study for an IV formulation of SPL026, as well as exploratory studies to evaluate additional formulations and treatment populations.
Small Pharma’s IV SPL026 Phase I/IIa study completed in Q1 2023 with positive results demonstrated the safety, tolerability and efficacy of DMT with support therapy for the treatment of MDD. To further inform the patient recruitment of future trials and ultimately facilitate broadening the treatable MDD populations, in H2 2022, Small Pharma initiated a Phase I drug interaction study in the United Kingdom to investigate the potential interactions between SSRI antidepressants and IV SPL026 therapy in patients with MDD. The study completed dosing in July 2023 with data anticipated in Q3 2023.
Further, Small Pharma is investigating additional routes of administration that may offer improved treatment convenience to patients. Small Pharma initiated a Phase I IM/IV SPL026 study in Q4 2022 to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics profiles of IM compared to IV SPL026 administration. The study completed in Q2 2023 and demonstrated that IM SPL026 meets the target treatment length, demonstrating the potential for IM administration as a convenient route for patients and physicians.

SPL028: Proprietary Second-Generation Deuterated DMT Asset
SPL028 is Small Pharma’s novel deuterated second-generation DMT compound targeting an extended DMT psychedelic experience. It offers a unique short-duration DMT drug profile that could provide optimized dose formulations for different administration routes and distinct therapeutic benefits for patients. Small Pharma initiated a Phase I IV and IM healthy volunteer study in Q1 2023 to evaluate the safety, tolerability, pharmacodynamics and pharmacokinetics of both administration routes. Data regarding the volunteer study is anticipated in Q4 2023.
Available Information
Small Pharma files reports and other information with the each of the securities regulators in the provinces and territories of Canada. These reports containing additional information with respect to Small Pharma’s business and operations are available to the public free of charge on Small Pharma’s issuer profile on SEDAR+ at www.sedarplus.com and on Small Pharma’s website at www.smallpharma.co.uk. Information contained on Small Pharma’s website is not and is not deemed to be a part of this Circular or incorporated by reference herein and should not be relied upon by Cybin Shareholders for the purpose of determining whether to approve the Acquisition Resolution.
Documents Incorporated by Reference
The information contained in documents of Small Pharma incorporated by reference herein, contains forward-looking information about Small Pharma. See “Forward-Looking Statements” in this Circular in respect of forward-looking information that is included in the documents incorporated by reference herein.
The following documents, filed by Small Pharma with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Circular as of the date of this Circular.
(a)    the Small Pharma AIF;
(b)    the audited consolidated financial statements for the financial years ended February 28, 2023 and 2022, together with the independent auditor’s report thereon and the notes thereto;
(c)    the management’s discussion and analysis for the financial year ended February 28, 2023;
(d)    the unaudited interim condensed consolidated financial statements for the three months ended May 31, 2023 and 2022;
(e)    the management’s discussion and analysis for the three months ended May 31, 2023 and 2022;
(f)    the material change report dated September 7, 2023 regarding the Arrangement;
(g)    the material change report dated January 30, 2023 regarding the results of Small Pharma’s Phase IIa Trial of SPL026; and
(h)    the management information circular dated June 20, 2022 in connection with the annual and special meeting of the shareholders of Small Pharma held on July 19, 2022.
Any documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditor’s report thereon, management’s discussion and analysis of financial condition and results of operations, information circulars, annual information forms and business acquisition reports filed by Small Pharma with the securities commissions or similar authorities in Canada subsequent to the date of this Circular and before the Effective Date, are deemed to be incorporated by reference in this Circular and this Schedule D. Cybin Shareholders should refer to these documents for important information concerning Small Pharma.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Schedule D to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Schedule D.
References to Small Pharma’s website in any documents that are incorporated by reference into this Circular, do not incorporate by reference the information on such website, and Small Pharma disclaims any such incorporation by reference.
Risk Factors
The business and operations of Small Pharma are subject to risks. In addition to considering the other information in this Circular, Cybin Shareholders should consider carefully the factors set forth in the Small Pharma AIF, Small Pharma’s management’s discussion and analysis for the financial year ended February 28, 2023, and Small Pharma’s management’s discussion and analysis for the three months ended May 31, 2023 and 2022, each of which are incorporated by reference in this Circular.

SCHEDULE E
INFORMATION CONCERNING POST-ARRANGEMENT CYBIN
Capitalized terms used in this Schedule E but not otherwise defined herein have the meanings set forth in the “General Matters – Glossary of Terms” in this Circular.
Overview
Corporate Structure
On completion of the Arrangement, Post-Arrangement Cybin will continue the current operations of Cybin and Small Pharma under the name “Cybin Inc.”, and be governed by the laws of the Province of British Columbia. The Arrangement will result in the acquisition of all of the Small Pharma Shares by Cybin and will result in Small Pharm being a wholly-owned subsidiary of Cybin.
It is expected that the management head and registered office of Post-Arrangement Cybin will continue to be located at 100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9.
The following diagram sets forth the corporate structure of Post-Arrangement Cybin.

Cybin Inc.
(Ontario)
100%
Cybin Corp.
(Ontario)
100%
Small Pharma Inc.
(British Columbia)
100%
Cybin US Holdings Inc.
(Nevada)
100%
Cybin IRL Limited
(Ireland)
100%
Natures Journey Inc.
(Ontario)
100%
Serenity Life Sciences Inc.
(Ontario)
100%
Small Pharma Ltd.
(United Kingdom)
100%
Adelia Therapeutics Inc.
(Delaware)
100%
Small Pharma (US) Inc.
(Delaware)

Note:
(1)    Pursuant to a contribution agreement entered into on December 4, 2020, as amended on September 24, 2021, with Cybin, Cybin US Holdings Inc. (“Cybin U.S.”), and all of the shareholders (the “Adelia Shareholders”) of Adelia Therapeutics Inc. (“Adelia”), the Adelia Shareholders hold certain non-voting securities of Cybin U.S.

Description of the Business
Post-Arrangement Cybin will carry on the business operated by Cybin and Small Pharma and it will continue to engage in clinical-stage biopharmaceutical company research.

Post-Arrangement Cybin’s research programs will include:
·    CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder;
·    a combined deuterated DMT program consisting of: (a) CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder; and (b) SPL028, a proprietary deuterated DMT molecule targeting longer-duration psychedelic effects;
·    CYB005, focused on the development of therapeutic phenethylamine derivatives;
·    SPL026, a proprietary DMT molecule for the treatment of major depressive disorder targeting short-duration psychedelic effects; and
·    an extensive list of preclinical molecules to facilitate future drug development opportunities.
Description of Capital Structure
The authorized share structure of Post-Arrangement Cybin will be the same as the currently authorized share capital of Cybin and there will be no change in the rights associated with the Cybin Shares. The authorized share capital of Cybin consists of an unlimited number of Cybin Shares without par value. See “Description of Capital Structure” in the Cybin AIF, which is incorporated by reference in this Circular.
It is anticipated that there will be 315,693,721 Cybin Shares issued and outstanding upon completion of the Arrangement, based on the number of issued and outstanding Cybin Shares and Small Pharma Shares as at the date of the Arrangement Agreement, and assuming that (i) no Small Pharma Shareholders will exercise Dissent Rights; (ii) 11,828,850 Small Pharma Options will be exercised prior to the Effective Time; and (iii) no other Small Pharma Options will be Small Pharma In-the-Money Options at the Effective Time.
Description of Capital Structure
Unaudited Pro Forma Financial Information
Pro forma consolidated financial statements of Post-Arrangement Cybin following completion of the Arrangement have been compiled from the underlying financial statements of Cybin and Small Pharma, which have each been prepared in accordance with IFRS, to illustrate the effect of the Arrangement. The unaudited pro forma consolidated financial statements of Post-Arrangement Cybin and accompanying notes are included in Schedule F to this Circular.
Pro Forma Consolidated Capitalization
The following table sets forth the approximate capitalization of Cybin as at June 30, 2023, and as at September 1, 2023, both before and after giving effect to the Arrangement.

Class of Security	As at June 30, 2023	As at September 1, 2023	As at September 1, 2023, after giving effect to the Arrangement
Cybin Shares(1)	208,325,846	234,683,234	315,693,721
Cybin Options	40,980,425	40,676,675	40,676,675
Underwriters warrants	868,740	868,740	868,740
Cybin Warrants	23,230,485	46,836,331	46,836,331
Class B Shares(2)	530,542.1	530,542.1	530,542.1

Notes:
(1)    Assumes 81,010,487 Cybin Shares will be issued pursuant to the Arrangement.
(2)    Exchangeable for Cybin Shares on the basis of 10 Cybin Shares for each Class B Share, at the option of the holder thereof, subject to customary adjustments.

Dividends
There will be no restrictions in Post-Arrangement Cybin’s articles or elsewhere, other than customary general solvency requirements, which would prevent Post-Arrangement Cybin from paying dividends following completion of the Arrangement. However, Cybin has not paid any dividends on the Cybin Shares since incorporation and does not anticipate that any dividends will be paid on the Cybin Shares in the immediate future, as management anticipates that all available funds will be invested to finance further clinical trials and research programs. Any decision to pay dividends on the Cybin Shares in the future will be made by the Cybin Board on the basis of the earnings, financial requirements and other conditions existing at such time.
Executive Officers and Directors of Post-Arrangement Cybin
Executive Officers
Following the completion of the Arrangement, it is expected that the executive officers of Post-Arrangement Cybin will be the current executive officers of Cybin, which include the following individuals: (i) Doug Drysdale (Chief Executive Officer); (ii) Greg Cavers (Chief Financial Officer); (iii) Eric So (Chair and President) (iv) Gabriel Fahel (Chief Legal Officer and Corporate Secretary); (v) Paul Glavine (Chief Growth Officer and Director); and (vii) and Aaron Bartlone (Chief Operating Officer).
Following completion of the Arrangement, Small Pharma’s executive officers will continue their employment as executive officers or senior officers, as applicable, of Small Pharma (or an affiliate of Small Pharma or Cybin) and will report directly to the Chief Executive Officer of Cybin.
Directors
Following the completion of the Arrangement, it is expected that the board of directors of Post-Arrangement Cybin will be led by the current Chair of the Cybin Board, Eric So, and that the board of directors will be comprised of seven directors, including the six current directors of Cybin, being Eric So, Theresa Firestone, Grant Froese, Eric Hoskins, Paul Glavine and Mark Lawson, and George Tziras, a current director of Small Pharma, who has indicated his willingness to be appointed to the Cybin Board, and whom Cybin has agreed to appoint upon the completion of the Arrangement pursuant to the terms of the Arrangement Agreement.
Mr. Tziras is the Chief Executive Officer of Small Pharma, having previously served as its Chief Business Officer from 2021 through July 2022. He has served as a director of Small Pharma since April 29, 2021, and Small Pharma’s operating subsidiary, Small Pharma Ltd., since 2015. Mr. Tziras has over 15 years of experience in investment banking and international capital markets having worked at a number of global financial institutions including Goldman Sachs, Credit Suisse, Nomura, Lehman Brothers and CIBC. He has worked on a broad range of transactions including debt and equity financings; mergers, disposals and acquisitions; private equity buyouts and debt restructurings. He has also worked across a number of industries, including healthcare. Mr. Tziras holds a BA degree from the University of Oxford and a MA degree from the Johns Hopkins School of Advanced International Studies.
The directors of Post-Arrangement Cybin will hold office until the next annual meeting of the shareholders of Post-Arrangement Cybin or until their respective successors have been duly elected or appointed, unless their office is earlier vacated in accordance with the articles of Post-Arrangement Cybin or the OBCA.
After giving effect to the Arrangement, it is expected the proposed directors and executive officers of Post-Arrangement Cybin and their associates or affiliates, will beneficially own, or exercise control or direction over an aggregate of approximately 25,372,264 Cybin Shares, representing approximately 8.04% of the Cybin Shares expected to be outstanding a non-diluted basis following completion of the Arrangement.
Compensation of Executive Officers
Following the completion of the Arrangement, it is expected that Post-Arrangement Cybin will maintain the current policies of Cybin with respect to executive and director compensation. See “Executive Compensation” in the Circular.

Transfer Agent, Registrar and Auditor
It is expected that following completion of the Arrangement, the transfer agent and registrar for the Cybin Shares will continue be Odyssey Trust Company at its principal office in Calgary, Alberta.
It is expected that the auditors for Post-Arrangement Cybin will continue to be Zeifmans LLP of Toronto, Ontario.
Risk Factors
The business and operations of Post-Arrangement Cybin will continue to be subject to the risks currently faced by Cybin and Small Pharma, including those set out under the heading “Risk Factors” in the Circular. Readers should also carefully consider the risk factors relating to Cybin described in the documents incorporated by reference in Schedule C, and the risk factors relating to Small Pharma described in the documents incorporated by reference in Schedule D.

SCHEDULE F
UNAUDITED PRO FORMA FINANCIAL STATEMENTS OF POST-ARRANGEMENT CYBIN
See attached.

CYBIN INC.
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

CYBIN INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at June 30, 2023
(Expressed in thousands of Canadian dollars)

	Cybin Inc. June 30, 2023 $	Small Pharma Inc. May 31, 2023 $	Pro Forma Adjustments $	Notes	Unaudited Pro Forma Consolidated June 30, 2023 $
ASSETS
Current
Cash	9,349	13,152	(5,250)	6(a)
			411	4	17,662
Accounts receivable	3,211	626	–		3,837
Prepaid expenses	1,300	874	–		2,174
Other current assets	1,787	–	–		1,787
Total Current Assets	15,647	14,652	(4,839)		25,460

Non-current
Equipment	388	49	–		437
Right of use asset	–	541	–		541
Intangible assets	5,401	–	–		5,401
Goodwill	24,255	–	21,201	5	45,456
Total Non-Current Assets	30,044	590	21,201		51,835
TOTAL ASSETS	45,691	15,242	16,362		77,295

LIABILITIES
Current
Accounts payable and accrued liabilities	5,999	2,687	–		8,686
Lease Liabilities	–	315	–		315
Total Current Liabilities	5,999	3,002	-		9,001

Non-current
Lease Liabilities	–	233	–		233
Total Non-Current Liabilities	–	233	–		233
TOTAL LIABILITIES	5,999	3,235	–		9,234

SHAREHOLDERS' EQUITY
Share capital	161,682	69,723	(69,723)	6(b)
			33,619	4	195,301
Contributed surplus	2,277	–	–		2,277
Share-based payment reserve	–	4,233	(4,233)	7	–
Options reserve	28,383	–	–		28,383
Warrants reserve	10,873	–	–		10,873
Accumulated other comprehensive deficit	(858)	(1,665)	1,665	6(b)	(858)
Deficit	(162,665)	(60,284)	60,284	6(b)
			(5,250)	6(a)	(167,915)
TOTAL SHAREHOLDERS' EQUITY	39,692	12,007	16,362		68,061
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	45,691	15,242	16,362		77,295

CYBIN INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF LOSS AND COMPRENSIVE LOSS
For the three months ended June 30, 2023
(Expressed in thousands of Canadian dollars)

	Cybin Inc.	Small Pharma Inc.	Pro Forma Adjustments	Notes	Unaudited Pro Forma Consolidated
	Three months ended June 30, 2023 $	Three months ended May 31, 2023 $	$		$
EXPENSES
Research	6,384	–	2,494	3(i)
			455	3(l)	9,333
General and administrative costs	5,048	–	1,550	3(a)-(h)
			1,131	3(l)	7,729
Share-based compensation	1,275		115	3(k)	1,390
Investor and public relations	–	170	(170)	3(a)	–
Consulting fees	–	5	(5)	3(b)	–
Depreciation	–	86	(86)	3(c)	–
Directors’ fees	–	82	(82)	3(d)	–
Foreign exchange loss	–	4	(4)	3(j)	–
Office and miscellaneous	–	247	(247)	3(e)	–
Professional fees	–	933	(933)	3(f)	–
Occupancy costs	–	13	(13)	3(g)	–
Research and development	–	2,494	(2,494)	3(i)	–
Salaries and benefits	–	1,586	(1,586)	3(l)	–
Share-based payment expense	–	115	(115)	3(k)	–
Transfer agent and filing fees	–	14	(14)	3(h)	–
TOTAL EXPENSES	12,707	5,749	(4)		18,452

OTHER INCOME (EXPENSES)
Foreign currency translation gain (loss)	(1,891)	–	(4)	3(j)	(1,895)
Interest income	84	113	–		197
Interest expense	–	(8)	–		(8)
TOTAL OTHER INCOME (EXPENSES)	(1,807)	105	(4)		(1,706)

NET LOSS FOR THE PERIOD	(14,514)	(5,644)	–		(20,158)

OTHER COMPREHENSIVE LOSS
Foreign currency translation differences for foreign operations	1,177	378	–		1,555
COMPREHENSIVE LOSS FOR THE PERIOD	(13,337)	(5,266)	–		(18,603)

Basic loss per share for the period attributable to common shareholders	(0.07)				(0.07)
Weighted average number of common shares outstanding - basic	206,157,780		80,367,585	4	286,525,365

CYBIN INC.
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF LOSS AND COMPRENSIVE LOSS
For the twelve months ended March 31, 2023
(Expressed in thousands of Canadian dollars)

	Cybin Inc.	Small Pharma Inc.	Pro Forma Adjustments	Notes	Unaudited Pro Forma Consolidated
	Year ended March 31, 2023 $	Year ended February 28, 2023 $	$		$
EXPENSES
Research	25,491	–	11,382	3(u)
			2,008	3(x)	38,881
General and administrative costs	21,341	–	6,255	3(m)-(t)
			3,867	3(x)
			5,250	6(a)	36,713
Share-based compensation	4,686	–	1,189	3(w)	5,875
Investor and public relations	–	1,241	(1,241)	3(m)	–
Consulting fees	–	482	(482)	3(n)	–
Depreciation	–	48	(48)	3(o)	–
Directors’ fees	–	345	(345)	3(p)	–
Foreign exchange loss	–	41	(41)	3(v)	–
Office and miscellaneous	–	864	(864)	3(q)	–
Professional fees	–	2,898	(2,898)	3(r)	–
Occupancy costs	–	199	(199)	3(s)	–
Research and development	–	11,382	(11,382)	3(u)	–
Salaries and benefits	–	5,875	(5,875)	3(x)	–
Share-based payment expense	–	1,189	(1,189)	3(w)	–
Transfer agent and filing fees	–	178	(178)	3(t)	–
TOTAL EXPENSES	51,518	24,742	5,209		81,469

OTHER INCOME (EXPENSES)
Foreign currency translation gain (loss)	4,027	–	(41)	3(v)	3,986
Interest income	603	21	–		624
Change in fair value of investments measured at fair value through profit or loss	(260)	–	–		(260)
Contingent consideration accretion	(13)	–	–		(13)
Change in fair value of contingent consideration	(329)	–	–		(329)
Interest expense	–	–	–		-
TOTAL OTHER INCOME (EXPENSES)	4,028	21	(41)		4,008

NET LOSS FOR THE PERIOD BEFORE INCOME TAX	(47,490)	(24,721)	(5,250)		(77,461)

Income tax recovery	–	1,885	–		1,885
NET LOSS FOR THE PERIOD	(47,490)	(22,836)	(5,250)		(75,576)

OTHER COMPREHENSIVE LOSS
Foreign currency translation differences for foreign operations	(1,669)	(1,849)	–		(3,518)
COMPREHENSIVE LOSS FOR THE PERIOD	(49,159)	(24,685)	(5,250)		(79,094)

Basic loss per share for the period attributable to common shareholders	(0.26)				(0.28)
Weighted average number of common shares outstanding - basic	185,428,767		80,367,585	4	265,796,352

CYBIN INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars except for share and option amounts and share and option prices)

1.    ACQUISITION OF SMALL PHARMA

Cybin Inc. (“Cybin”) is a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options. On August 29, 2023, Cybin entered into a definitive agreement with Small Pharma Inc. (“Small Pharma”), in which Cybin is to acquire Small Pharma in an all-shares transaction (the “Transaction”).

Under the terms of the Transaction, Cybin is to acquire all of the issued and outstanding common shares of Small Pharma at a fixed exchange ratio of 0.2409 Cybin common shares for each Small Pharma common share. The exchange ratio implies a 43.6% premium to Small Pharma’s 30-day volume weighted average closing share price for the 30-day period ended August 25, 2023.

2.    BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements (the “Pro Forma Consolidated Financial Statements”) of Cybin have been prepared from information derived from, and should be read in conjunction with the following:

•the audited annual consolidated financial statements of Cybin, together with the notes thereto, as at and for the year ended March 31, 2023 as filed on SEDAR;
•the unaudited interim consolidated financial statements of Cybin, together with the notes thereto, as at and for the three-month periods ended June 30, 2023 and 2022 as filed on SEDAR;
•the audited annual consolidated financial statements of Small Pharma, together with the notes thereto, as at and for the year ended February 28, 2023 as filed on SEDAR, and
•the unaudited interim consolidated financial statements of Small Pharma, together with the notes thereto, as at and for the three-month periods ended May 31, 2023 and 2022 as filed on SEDAR;

The Pro Forma Consolidated Financial Statements are based on Cybin’s historical consolidated financial statements as well as Small Pharma’s historical consolidated financial statements, as adjusted to give effect to the Transaction.

The accompanying unaudited pro forma consolidated statement of financial position as at June 30, 2023 has been prepared as if the acquisition of Small Pharma has occurred on June 30, 2023. The unaudited pro forma consolidated statements of income and loss for the year ended March 31, 2023, and three-month period ended June 30, 2023, have been prepared to give effect to the acquisition of Small Pharma as if it had occurred on April 1, 2022.

The historical consolidated financial information of Cybin and Small Pharma are presented in accordance with the International Financial Reporting Standards (“IFRS”) and therefore, there were no significant adjustments to Small Pharma’s consolidated financial statements to conform to Cybin’s accounting framework. The assumptions and estimates underlying the adjustments to the Pro Forma Consolidated Financial Statements are described in the accompanying notes, which should be read together with the Pro Forma Consolidated Financial Statements. These Pro Forma Consolidated Financial Statements have been prepared by Management of Cybin in accordance with IFRS on a consistent basis with those disclosed in Note 2 of Cybin’s consolidated financial statements as at and for the year ended March 31, 2023 and Note 2 to Cybin’s condensed interim consolidated financial statements as at and for the three-month period ended June 30, 2023.

In preparing the Pro Forma Consolidated Financial Statements, Management reviewed Small Pharma’s accounting policies and financial statement presentation to identify any differences between Cybin’s and Small Pharma’s IFRS accounting policies and financial statement presentation. Certain historical balances have been reclassified to conform to Cybin’s financial statement presentation and for the purposes of the pro forma presentation. Additional accounting policy and financial statement presentation differences may be identified after the filing of this circular as more information is obtained by Cybin, and therefore these adjustments are subject to change.

CYBIN INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars except for share and option amounts and share and option prices)

It is management’s opinion that the Pro Forma Consolidated Financial Statements have been prepared within acceptable limits of materiality, using accounting policies consistent with IFRS appropriate in the circumstances. The Pro Forma Consolidated Financial Statements are not intended to reflect the consolidated financial position and consolidated financial performance of the companies which would have actually resulted had the Transaction been affected on the dates indicated. Actual amounts recorded upon consummation of the Transaction will differ from those recorded in the Pro Forma Consolidated Financial Statements and the differences may be material. Management has not made any fair value adjustment allocation to the value of the acquired assets and liabilities on the balance sheet of Small Pharma due to the uncertainty with respect to the measurement of amounts at this time.

3.    ADJUSTMENTS TO SMALL PHARMA’S FINANCIAL STATEMENTS

Reclassifications to Small Pharma’s consolidated income statement for three-month period ending June 30, 2023 include:

a)    Presentation of investor and public relations as general and administrative costs
b)    Presentation of consulting fees as general and administrative costs
c)    Presentation of depreciation as general and administrative costs
d)    Presentation of directors’ fees as general and administrative costs
e)    Presentation of office and miscellaneous as general and administrative costs
f)    Presentation of professional fees as general and administrative costs
g)    Presentation of occupancy costs as general and administrative costs
h)    Presentation of transfer agent and filing fees as general and administrative costs
i)    Presentation of research and development as research
j)    Presentation of foreign exchange loss as foreign currency translation gain (loss)
k)    Presentation of share-based payment expense to share-based compensation
l)    Presentation of salaries and benefits as follows:
i.    General and administrative costs: $1,131
ii.    Research: $455

Reclassifications to the Small Pharma’s consolidated income statement for the twelve-month period ended March 31, 2023 include:

m)    Presentation of investor and public relations as general and administrative costs
n)    Presentation of consulting fees as general and administrative costs
o)    Presentation of depreciation as general and administrative costs
p)    Presentation of directors’ fees as general and administrative costs
q)    Presentation of office and miscellaneous as general and administrative costs
r)    Presentation of professional fees as general and administrative costs
s)    Presentation of occupancy costs as general and administrative costs
t)    Presentation of transfer agent and filing fees as general and administrative costs
u)    Presentation of research and development as research
v)    Presentation of foreign exchange loss as foreign currency translation gain (loss)
w)    Presentation of share-based payment expense to share-based compensation
x)    Presentation of salaries and benefits as follows:
i.    General and administrative costs: $3,867
ii.    Research: $2,008

CYBIN INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars except for share and option amounts and share and option prices)

4.    FAIR VALUE OF CONSIDERATION TRANSFERRED

The following is an estimate of the number of Cybin common shares that are to be issued in exchange for Small Pharma common shares:

Small Pharma common shares outstanding as at May 31, 2023	321,562,487
Small Pharma options exercised prior to the Transaction[1,2]	14,720,150
Total Small Pharma common shares to be converted	336,282,637
Conversion Ratio	0.2409
Cybin common shares to be issued	81,010,487
1Refer to note 7 for additional details surrounding Small Pharma’s options.
2As of the date of the circular, 2,891,300 of the 14,720,150 Small Pharma options have already been exercised, leaving an estimated 11,828,850 Small Pharma options remaining to be exercised prior to the Transaction.

For the purpose of determining the number of Small Pharma options exercised prior to the Transaction, the implied consideration of $0.10 per Small Pharma common share based on the quoted fair market value of the Cybin common shares on August 25, 2023 was used. Based on the exercise price of the assumed Small Pharma options exercised prior to the Transaction, Small Pharma will receive $411 in cash proceeds. The final number of Cybin common shares to be issued is to be determined as of the closing date of the Transaction.

The following is a summary of the purchase price for the Transaction:

Cybin common shares to be issued	81,010,487
Fair value of Cybin common shares	$0.415
Total estimated purchase price	$33,619

The fair value of Cybin’s common shares for the purpose of this exercise is based on their quoted fair market value as at August 25, 2023. The final purchase price is to be determined as of the closing date of the Transaction.

5.    PRELIMINARY PURCHASE PRICE ALLOCATION

The following table represents the preliminary allocation of the purchase price consideration to reflect value of the assets acquired and liabilities assumed at June 30, 2023:

Assets acquired and liabilities assumed

$
ASSETS
Current
Cash[1]	13,563
Accounts receivable	626
Prepaid expenses	874
Total Current Assets	15,063

Non-current
Equipment	49
Right of use asset	541
Total Non-Current Assets	590
TOTAL ASSETS	15,653

CYBIN INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars except for share and option amounts and share and option prices)

LIABILITIES
Current
Accounts payable and accrued liabilities	2,687
Lease Liabilities	315
Total Current Liabilities	3,002

Non-current
Lease Liabilities	233
Total Non-Current Liabilities	233
TOTAL LIABILITIES	3,235
Net Assets assumed excluding intangible assets/goodwill	12,418
Intangibles/Goodwill on acquisition[2]	21,201
Estimated purchase price	33,619
1Adjusted to include $411 related to the exercise of Small Pharma options prior to the close of the Transaction
2For the purpose of the pro forma statements, this amount has been allocated to “Goodwill” on the statement of financial position. The split between “Goodwill” and “Intangible Assets” will be determined upon completion of the fair value assessment and the purchase price allocation.

The Transaction is to be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3. Under this method, the assets acquired, and liabilities assumed are to be recorded based on their fair values as of the closing date of the Transaction. In accordance with IFRS 3, the final purchase price allocation will be completed within one year. For the purposes of these Pro Forma Consolidated Financial Statements, Cybin has not made any fair value adjustment allocation to the value of the acquired assets and liabilities on the balance sheet of Small Pharma given the uncertainty with respect to the measurement of fair value amounts at this time. Therefore, the difference between the purchase price and the net assets has been allocated to intangible assets and goodwill on acquisition. Cybin expects that a significant portion of the unallocated purchase price will be allocated among intangible assets and goodwill. Intangible assets acquired primarily include in-process research and development and patents, and goodwill is calculated as the excess of the preliminary estimate of the acquisition-date fair value of the consideration transferred, over the preliminary estimate of the fair values assigned to the identifiable assets acquired and liabilities assumed. The actual purchase accounting adjustments are to be finalized once Cybin has completed detailed valuations and necessary calculations and may differ materially from the adjustment reflected in the Ppro Forma Consolidated Financial Statements.

6.    PRO FORMA ADJUSTMENTS

(a)    Additional Transaction costs of $5,250 have been charged to deficit and presented as a reduction of cash. These are comprised as follows:
a.    Cybin Inc. professional fees of $400;
b.    Small Pharma professional fees of $2,350;
c.    Additional closing costs of $2,500

(b)    Reflects the elimination of historical equity balances of Small Pharma as at June 30, 2023.

CYBIN INC.
NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of Canadian dollars except for share and option amounts and share and option prices)

7.    PRO FORMA OPTIONS RESERVE

	Number of Options	Amount
Cybin option reserve as at June 30, 2023	40,980,425	28,383
Small Pharma option reserve as at May 31, 2023	26,596,400	4,233
Pro forma adjustment for Small Pharma options exercised and cancelled	(26,596,400)	(4,233)
Pro forma consolidated option reserve as at June 30, 2023	40,980,425	28,383

Immediately prior to the closing of the Transaction, each in-the-money Small Pharma option outstanding (whether vested or unvested) are to be deemed to be exercised and surrendered to Small Pharma for cancellation and the holders thereof are to receive common shares of Cybin for each option at the conversion ratio of 0.2409. Each out-of-the-money Small Pharma option outstanding immediately prior to the closing of the Transaction, is to be, and is to be deemed to be, surrendered to Small Pharma for cancellation and the holders thereof are to receive, in respect of each such surrendered out-of-the-money Small Pharma option, a cash payment from the Small Pharma equal to $0.001 per out-of-the-money Small Pharma option.

SCHEDULE G
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101 (“NI 58-101”)	Comments
Board of Directors
1.Board of Directors—Disclose how the Cybin Board of facilitates its exercise of independent supervision over management, including (i) the identity of directors that are independent, and (ii) the identity of directors who are not independent, and the basis for that determination.

The Cybin Board currently consists of a total of six directors of which Messrs. Eric Hoskins, Grant Froese, Mark Lawson and Ms. Theresa Firestone are considered “independent” as such term is defined in NI 58-101.
Messrs. Eric So and Paul Glavine are not considered independent as they are executive officers of Cybin.

2. Directorships—If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
Please refer to the Circular under the heading “Other Matters to be Acted Upon – Election of Directors” in the Circular.
3. Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of Corporation’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Cybin Board does to facilitate open and candid discussion among its independent directors.

As of 2022, the independent directors hold at least two meetings annually at which non-independent directors and members of management are not in attendance. During the financial year ended March 31, 2023, three meetings were held. In addition, the independent directors hold an in camera session at most meetings of the Cybin Board.
Prior to 2022, as part of their regularly scheduled meetings, the Cybin Board and Audit Committee typically held in camera sessions without management present in order to facilitate open and candid discussion.

4. Disclose whether or not the Chair of the Cybin Board is an independent director. If the Cybin Board has a Chair who is an independent director, disclose the identity of the independent Chair, and describe his or her role and responsibilities.

Eric So is the Chair of the Cybin Board and is not considered “independent”, as such term is defined in NI 58-101, as he is an executive officer of Cybin.
Theresa Firestone is the Lead Director of the Cybin Board, and is “independent” as such term is defined in NI 58-101.

5. Disclose the attendance record of each director for all Board meetings held since the beginning of Cybin’s most recently completed financial year.	Please refer to the Circular under the heading “Other Matters to be Acted Upon – Election of Directors”.
6. Disclose the text of the Cybin Board’s written mandate. If the Cybin Board does not have a written mandate, describe how the Cybin Board delineates its role and responsibilities.	The directors of the Cybin Board have adopted a formal written mandate which provides that the directors of the Cybin Board are responsible for the overall stewardship of Cybin, establishing the overall policies and standards of Cybin and approving its strategic plans. A copy of the Directors’ Mandate can be found as Schedule I to the Circular.
Position Descriptions
7. Disclose whether or not the Cybin Board has developed written position descriptions for the Chair and the Chair of each Board committee. If the Cybin Board has not developed written position descriptions for the Chair of each Board committee, briefly describe how the Cybin Board delineates the role and responsibilities of each such position.
The directors of the Cybin Board have adopted a formal written mandate for the Chair of the Cybin Board and the Lead Director of the Cybin Board, which outlines their respective roles and responsibilities. The Cybin Board has not adopted a formal written mandate for the Chair of the Audit Committee or the Chair of the Corporate Governance and Nominating Committee. The Cybin Board looks to the Chair to lead such committee in accordance with such committee’s written mandate.
8. Describe whether or not the Cybin Board and CEO have developed a written position description for the CEO. If the Cybin Board and the CEO have not developed such a position description, briefly describe how the Cybin Board delineates the role and responsibilities of the CEO.
The Cybin Board has adopted a formal mandate for the CEO which outlines the roles and responsibilities of the CEO, including management of the strategic and operational agenda of Cybin and for execution of the directives and policies of the Cybin Board.

Orientation and Continuing Education
9. Describe what steps, if any, the Cybin Board takes to orient new directors regarding the role of the Cybin Board, its committees, and its directors, and the nature and operation of Cybin’s business, and describe any measures the Cybin Board takes to provide continuing education for directors.

New members of the Cybin Board participate in an initial program pursuant to which they are provided with: (i) information respecting the functioning of the Cybin Board and its committees and a copy of Cybin’s corporate governance documents; (ii) access to Cybin’s documents, including those that are confidential; and (iii) access to management and senior employees of Cybin. The initial orientation program addresses Cybin’s business, operations, key risks, corporate structure, and matters relevant to Cybin’s business. Cybin Board members are encouraged to: (i) communicate with management and Cybin’s auditors; (ii) remain abreast of industry trends and developments, and changes in legislation, with management’s assistance; and (iii) visit Cybin’s operations.
While each director ultimately assumes responsibility for remaining informed about Cybin’s business and relevant developments, management assists the directors by providing them with regular updates on relevant developments and other information that management considers of interest to the Cybin Board. Directors may also attend the meetings of committees of the Cybin Board of which they are not active members to broaden their knowledge base and receive additional information on Cybin’s business and developments in areas where they are not commonly exposed, provided that such attendance would not compromise the independence of such committees.

Ethical Business Conduct
10. Disclose whether or not the Cybin Board has adopted a written code for the directors, officers and employees. If the Cybin Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code, (ii) describe how the Cybin Board monitors compliance with its code, or if the Cybin Board, and (iii) provide a cross-reference to any material change report filed since the beginning of Cybin’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Cybin Board has adopted a formal Code of Business Conduct (the “Code”) which highlights key issues and identifies policies and resources to help employees, officers and directors of Cybin reach appropriate and ethical decisions. Cybin’s compliance officer is responsible for investigating all reported complaints under the Code. A copy of the Code can be obtained by contacting Cybin.

11. Describe the steps the Cybin Board takes to ensure directors exercise independent judgement in considering transactions and agreement in respect of which a director or executive officer has a material interest, and any other steps the Cybin Board takes to encourage and promote a culture of ethical business conduct.

The Cybin Board is responsible for promoting an ethical business culture. The Cybin Board monitors compliance, including through receipt by the Audit Committee of reports of unethical behaviour. To ensure that an ethical business culture is maintained and promoted, directors are encouraged to exercise their independent judgment. If a director has a material interest in any transaction or agreement that Cybin proposes to enter into, such director is expected to disclose such interest to the Cybin Board in compliance with the applicable laws, rules and policies which govern conflicts of interest in connection with such transaction or agreement. Further, any director who has a material interest in any proposed transaction or agreement will be excluded from the portion of the Cybin Board meeting concerning such matters and will be further precluded from voting on such matters.
Cybin has appointed an independent Lead Director to provide leadership to the independent directors. In addition to separate meetings of the independent directors, held at least twice annually, the independent directors hold an in camera session at most meetings of the Cybin Board.

Nomination of Directors
12. Disclose the process by which the Cybin Board identifies new candidates for Board nomination, including: (i) who identifies new candidates, (ii) the process of identifying new candidates, and (iii) whether or not the Cybin Board has a nominating committee composed entirely of independent directors, and the responsibilities, powers, and operation of such nominating committee.
The Corporate Governance and Nominating Committee is responsible for the identification and assessment of potential directors. While no formal nomination procedures are in place to identify new candidates, the Corporate Governance and Nominating Committee does review the experience and performance of nominees for election to the Cybin Board. Members of the Corporate Governance and Nominating Committee are canvassed with respect to the qualifications of a prospective candidate and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that could complement and enhance current management. The Corporate Governance and Nominating Committee also assesses any potential conflicts, independence or time commitment concerns that the candidate may present.

Compensation
13. Disclose what steps, if any, are taken to determine compensation for the directors and officers, including: (i) who determines compensation, (ii) the process of determining compensation, and (iii) if the Cybin Board has a compensation committee, the responsibilities, powers, and operation of the compensation committee.
The process undertaken by the Cybin Board and the Compensation Committee in respect of compensation is more fully described in the “Compensation Discussion and Analysis” in the Circular.
Other Board Committees
14. If the Cybin Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Cybin Board does not have any standing committees other than the Corporate Governance and Nominating Committee, the Compensation Committee and the Audit Committee.
Assessments
15. Disclose whether or not the Cybin Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Cybin Board satisfies itself that the Cybin Board, its committees, and its individual Trustees are performing effectively.

The entire Board will evaluate the effectiveness of the Cybin Board, its committees and individual directors on an annual basis. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its charter, the performance of the committee as a whole and the performance of the committee Chair.

Director Term Limits and Other Mechanisms of Board Renewal
16. Disclose whether Cybin has adopted term limits for the directors on its Board or other mechanisms for Board renewal and, if so, include a description of those director term limits or other mechanisms of Board renewal. If Cybin has not adopted director term limits or other mechanisms of Board renewal, disclose why it has not done so.
The Cybin Board has not adopted a term limit for directors. The Cybin Board believes that the imposition of term limits on a director implicitly discounts the value of experience and continuity amongst Board members and runs the risk of excluding experienced and potentially valuable Board members as a result of an arbitrary determination. The notional objective of term limits is to encourage board turnover, introduce new perspectives and retain independence. Cybin has achieved a satisfactory mix and turnover in directors over its short history, and the Cybin Board believes that it can strike the right balance between continuity and fresh perspectives without mandated term limits.
Policies Regarding the Representation of Women on the Cybin Board
17. Disclose whether Cybin has adopted a written policy relating to the identification and nomination of women directors. If Cybin has not adopted such a policy, disclose why it has not done so. If Cybin has adopted a policy, disclose a short summary of its objectives and key provisions, the measures taken to ensure that the policy has been effectively implemented, annual and cumulative progress by the issuer in achieving the objectives of the policy, and whether and, if so, how the Cybin Board or its nominating committee measures the effectiveness of the policy.

Cybin adopted a written diversity policy (the “Diversity Policy”) in 2021 to formalize its approach to diversity. The Diversity Policy sets out the many characteristics of diversity, including gender, age, visible minorities, Indigenous peoples, persons with disabilities, sexual orientation and other personal characteristics.
Further, Cybin amended its written corporate governance and nominating committee charter (the “Corporate Governance and Nominating Committee Charter”) in June 2022 to affirm Cybin’s commitment to actively consider all aspects of diversity, including gender, when the Corporate Governance and Nominating Committee makes recommendations to the Cybin Board for the appointment or nomination of new directors.
Cybin has not adopted a specific target regarding the representation of women on the Cybin Board or in executive officer positions however, it is an objective of the Diversity Policy and Corporate Governance and Nominating Committee Charter that diversity be considered in determining the optimal composition of the Cybin Board. The Diversity Policy and Corporate Governance and Nominating Committee Charter sets out guidelines for the Corporate Governance and Nominating Committee to find the best qualified candidates for Board positions recognizing that the Cybin Board’s background should represent a variety of backgrounds, experiences and skills.

Consideration of the Representation of Women in the Director Identification and Selection Process
18. Disclose whether and, if so, how the Cybin Board or nominating committee considers the level of representation of women on the Cybin Board in identifying and nominating candidates for election or re-election to the Cybin Board. If Cybin does not consider the representation of women on the Cybin Board in identifying and nominating candidates for election or re-election to the Cybin Board, disclose Cybin’s reasons for not doing so.

It is an objective of the Diversity Policy and Corporate Governance and Nominating Committee Charter that diversity be considered in connection with the identification and nomination of female Board members. Gender diversity is an important factor that is taken into account in identifying and selecting Board members. The Cybin Board believes that diversity is important to ensure that directors provide a wide range of perspectives, experience and expertise required to achieve effective stewardship of Cybin.
The Diversity Policy and Corporate Governance and Nominating Committee Charter do not include a target number or percentage of women on the Cybin Board. The Corporate Governance and Nominating Committee does not believe that targets are appropriate since gender diversity is only one of several characteristics considered during the selection process for Board nominees. Instead, the Corporate Governance and Nominating Committee believes that a method for reviewing Board nominees on a variety of factors, including diversity, is more appropriate.

Consideration Given to the Representation of Women in Executive Officer Appointments
19. Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments. If Cybin does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose Cybin’s reasons for not doing so.

It is an objective of the Diversity Policy that diversity be considered in connection with the identification and nomination of female candidates for executive positions. Gender diversity is an important factor that is taken into account in considering the hiring, promotion and appointment of executive officers. The Cybin Board believes that diversity is important to ensure that executives provide a wide range of perspectives, experience and expertise required to achieve effective stewardship of Cybin.
The Diversity Policy does not include a target number or percentage of women in executive management positions. The Corporate Governance and Nominating Committee does not believe that targets are appropriate since gender diversity is only one of several characteristics considered during the selection process for executive officers. Instead, the Corporate Governance and Nominating Committee believes that a method for reviewing executive officers on a variety of factors, including diversity, is more appropriate.

20. Disclose whether Cybin has adopted a target regarding women on the Cybin Board or in executive officer positions. If Cybin has not adopted a target, disclose why it has not done so. If Cybin has adopted a target, disclose the target, and the annual and cumulative progress of Cybin in achieving the target.

Cybin has not adopted a target regarding women on the Cybin Board or in executive officer positions.
The Diversity Policy does not include a target number or percentage of women in executive management positions. The Corporate Governance and Nominating Committee does not believe that targets are appropriate since gender diversity is only one of several characteristics considered during the selection process for executive officers. Instead, the Corporate Governance and Nominating Committee believes that a method for reviewing executive officers on a variety of factors, including diversity, is more appropriate.

Number of Women on the Cybin Board and in Executive Officer Positions
21. Disclose the number and proportion (in percentage terms) of (i) directors on Cybin’s Board, and (ii) executive officers of Cybin, who are women.	Currently, one (17%) of the six directors of the Cybin Board identifies as a woman and one (11%) of nine executive officers of Cybin identifies as a woman.

SCHEDULE H
AUDIT COMMITTEE CHARTER
(Implemented pursuant to National Instrument 52-110 – Audit Committees)
National Instrument 52-110 – Audit Committees (the “Instrument”) relating to the composition and function of audit committees was implemented for reporting issuers and, accordingly, applies to every NEO Exchange listed company, including Cybin. The Instrument requires all affected issuers to have a written audit committee charter which must be disclosed, as stipulated by Form 52-110F2, in the management information circular of the Corporation wherein management solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors.
This Charter has been adopted by the board of directors in order to comply with the Instrument and to more properly define the role of the Committee in the oversight of the financial reporting process of the Corporation. Nothing in this Charter is intended to restrict the ability of the board of directors or Committee to alter or vary procedures in order to comply more fully with the Instrument, as amended from time to time.
PART 1
1.1    Purpose:
The purpose of the Committee is to:
(a)    improve the quality of the Corporation’s financial reporting;
(b)    assist the board of directors to properly and fully discharge its responsibilities;
(c)    provide an avenue of enhanced communication between the directors and external auditors;
(d)    enhance the external auditor’s independence;
(e)    increase the credibility and objectivity of financial reports; and
(f)    strengthen the role of the directors by facilitating in depth discussions between directors, management and external auditors.
1.2    Definitions
“accounting principles” has the meaning ascribed to it in National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards;
“Affiliate” means a Corporation that is a subsidiary of another Corporation or companies that are controlled by the same entity;
“audit services” means the professional services rendered by the Corporation’s external auditor for the audit and review of the Corporation’s financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements;
“Charter” means this audit committee charter;
“Committee” means the committee established by and among certain members of the board of directors for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the financial statements of the Corporation;
“Control Person” means any individual or company that holds or is one of a combination of individuals or companies that holds a sufficient number of any of the securities of the Corporation so as to affect materially the control of the Corporation, or that holds more than 20% of the outstanding voting shares of the Corporation except where there is evidence showing that the holder of those securities does not materially affect the control of the Corporation;
“financially literate” has the meaning set forth in Section 1.3;
“immediate family member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home;
“independent” means independent only as determined by both the Instrument and the NEO Exchange Listing Manual;
“Instrument” means National Instrument 52-110 – Audit Committees;
“MD&A” has the meaning ascribed to it in National Instrument 51-102;
“Member” means a member of the Committee;
“National Instrument 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations; and
“non-audit services” means services other than audit services.
1.3    Meaning of Financially Literate
For the purposes of this Charter, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
PART 2
2.1    Audit Committee
The board of directors has hereby established the Committee for, among other purposes, compliance with the Instrument.
2.2    Relationship with External Auditors
The Corporation will require its external auditor to report directly to the Committee and the Members shall ensure that such is the case.
2.3    Committee Responsibilities
(1)    The Committee shall be responsible for making the following recommendations to the board of directors:
(a)    the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and
(b)    the compensation of the external auditor.
(2)    The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting. This responsibility shall include:
(a)    reviewing the audit plan with management and the external auditor;

(b)    reviewing with management and the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgements of management that may be material to financial reporting;
(c)    questioning management and the external auditor regarding significant financial reporting issues discussed during the fiscal period and the method of resolution;
(d)    reviewing any problems experienced by the external auditor in performing the audit, including any restrictions imposed by management or significant accounting issues on which there was a disagreement with management;
(e)    reviewing audited annual financial statements, in conjunction with the report of the external auditor, and obtaining an explanation from management of all significant variances between comparative reporting periods;
(f)    reviewing the post-audit or management letter, containing the recommendations of the external auditor, and management’s response and subsequent follow up to any identified weakness;
(g)    reviewing interim unaudited financial statements before release to the public;
(h)    reviewing all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report and management’s discussion and analysis;
(i)    reviewing the evaluation of internal controls by the external auditor, together with management’s response;
(j)    reviewing the terms of reference of the internal auditor, if any;
(k)    reviewing the reports issued by the internal auditor, if any, and management’s response and subsequent follow up to any identified weaknesses; and
(l)    reviewing the appointments of the chief financial officer and any key financial executives involved in the financial reporting process, as applicable.
(3)    The Committee shall pre-approve all non-audit services to be provided to the Corporation or its subsidiary entities by the issuer’s external auditor.
(4)    The Committee shall review the Corporation’s financial statements, MD&A, and annual and interim earnings press releases before the Corporation publicly discloses this information.
(5)    The Committee shall ensure that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the Corporation’s financial statements, and shall periodically assess the adequacy of those procedures.
(6)    When there is to be a change of auditor, the Committee shall review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102, and the planned steps for an orderly transition.
(7)    The Committee shall review all reportable events, including disagreements, unresolved issues and consultations, as defined in National Instrument 51-102, on a routine basis, whether or not there is to be a change of auditor.
(8)    The Committee shall, as applicable, establish procedures for:
(a)    the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and

(b)    the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.
(9)    As applicable, the Committee shall establish, periodically review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.
(10)    The responsibilities outlined in this Charter are not intended to be exhaustive. Members should consider any additional areas which may require oversight when discharging their responsibilities.
2.4    De Minimis Non-Audit Services
The Committee shall satisfy the pre-approval requirement in subsection 2.3(3) if:
(a)    the aggregate amount of all the non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the issuer and its subsidiary entities to the issuer’s external auditor during the financial year in which the services are provided;
(b)    the Corporation or the subsidiary of the Corporation, as the case may be, did not recognize the services as non-audit services at the time of the engagement; and
(c)    the services are promptly brought to the attention of the Committee and approved by the Committee or by one or more of its Members to whom authority to grant such approvals has been delegated by the Committee, prior to the completion of the audit.
2.5    Delegation of Pre-Approval Function
(1)    The Committee may delegate to one or more independent Members the authority to pre-approve non-audit services in satisfaction of the requirement in subsection 2.3(3).
(2)    The pre-approval of non-audit services by any Member to whom authority has been delegated pursuant to subsection 2.5(1) must be presented to the Committee at its first scheduled meeting following such pre-approval.
PART 3
3.1    Composition
(1)    The Committee shall be composed of a minimum of three Members.
(2)    Every Member shall be a director of the issuer.
(3)    Every Member shall be independent.
(4)    Every Member shall be financially literate.
(5)    The board of directors of the Corporation shall appoint or re-appoint the Members after each annual meeting of shareholders of the Corporation.
PART 4
4.1    Authority
Until the replacement of this Charter, the Committee shall have the authority to:
(a)    engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)    set and pay the compensation for any advisors employed by the Committee;
(c)    communicate directly with the internal and external auditors; and
(d)    recommend the amendment or approval of audited and interim financial statements to the board of directors.
PART 5
5.1    Required Disclosure
The Corporation must include in its Annual Information Form the disclosure required by Form 52-110F1.
5.2    Disclosure in Information Circular
If management of the Corporation solicits proxies from the security holders of the Corporation for the purpose of electing directors to the board of directors, the Corporation shall include in its management information circular a cross-reference to the sections in the Corporation’s Annual Information Form that contain the information required by section 5.
PART 6
6.1    Meetings
(1)    Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.
(2)    Opportunities shall be afforded periodically to the external auditor, the internal auditor and to members of senior management to meet separately with the Members.
(3)    Minutes shall be kept of all meetings of the Committee.

SCHEDULE I
DIRECTORS’ MANDATE
CYBIN INC.
(the “Corporation”)
DIRECTORS’ MANDATE
November 2020
Directors’ Responsibilities
The board of directors of the Corporation (the “Directors”) are responsible for the stewardship of the Corporation. To discharge this obligation, the Directors, directly and through the applicable committees of the Directors, should assume responsibility in the following areas:
Strategic Planning Process
·    Provide input to management on emerging trends and issues.
·    Adopt, review and approve, if appropriate, management’s strategic plans on an annual basis.
·    Review and approve the Corporation’s financial objectives, plans and actions, including significant capital allocations and expenditures.
Monitoring Tactical Progress
·    Monitor corporate performance against the strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.
Risk Assessment
·    Identify the principal risks of the Corporation’s businesses and ensure that appropriate systems are in place to manage these risks.
Senior Level Staffing
·    Select, monitor and evaluate the Chief Executive Officer and approve the appointment of other senior executives, and ensure the adoption of a management succession plan.
·    Approve a position description for the Chief Executive Officer including limits to management’s responsibilities and corporate objectives which the Chief Executive Officer is responsible for meeting, all upon recommendation from the Corporate Governance and Nominating Committee.
·    Satisfy itself as to the integrity of the Chief Executive Officer and other executive officers.
·    Satisfy itself that the Chief Executive Officer and other executive officers create, maintain and foster a culture of integrity throughout the Corporation.
·    Engage in succession planning including, identifying, training and monitoring future senior management.
Integrity
·    Ensure the integrity of the Corporation’s internal control and management information systems.
·    Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and the Corporation’s own governing documents.
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·    Satisfy itself as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Offer and other executive officers create a culture of integrity throughout the organization.
Material Transactions
·    Review and approve material transactions not in the ordinary course of business, including without limitation, stock issuances, acquisitions, loans and leases.
Monitoring Directors’ Effectiveness
·    Assess their own effectiveness in fulfilling the above and Directors’ responsibilities, including monitoring the effectiveness of individual Directors.
Disclosure Policy and Code of Business Conduct
·    Adopt, monitor and periodically review the effectiveness of a corporate disclosure policy and a code of business conduct.
·    Make determinations with respect to waiving compliance with the code of business conduct by Directors and executive officers.
·    The Directors may delegate responsibility for making determinations with respect to waiving compliance with the code of business conduct to a committee of the Directors.
Feedback from Shareholders
·    Develop measures for the receipt, by the Directors, of feedback from shareholders.
Expectations of Directors
·    Directors are expected to attend all meetings.
·    The specific dates of Board meetings to approve interim and annual financial results shall be scheduled at the commencement of each fiscal year.
·    Additional meetings of the Directors shall be called on an as-required basis.
·    Directors are expected to review materials to be presented at the meetings of the Directors prior to such meetings. Such materials are to be circulated with sufficient advanced notice to allow the Directors adequate review time. However, for unscheduled meetings, shorter notice may be necessary.
Corporate Governance
·    Develop the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Corporation.
·    The Directors may delegate this responsibility to a committee of the Directors, which committee shall have a majority of “Independent” directors (as such term is defined in National Policy 58-201 – Corporate Governance Guidelines) and the remaining members of which, if any, shall be “non-management” directors.
Other
Perform such other functions as prescribed by law or assigned to the Directors in the Corporation’s constating documents, policies and guideline.
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